1/26

06010535

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Neptune Orient Lines Ltd.

*CURRENT ADDRESS 456 Alexandra Road, NOL Building

Singapore 119962

**FORMER NAME

PROCESSED

FEB 01 2006 E

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2605 FISCAL YEAR 12/31/04

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: ERS

DAT : [redacted]

1/31/06

NOL Group of Companies
Annual Report 2004

ARIS
12-31-04



Transport · Connections · Solutions

NOL

Contents

Transport·Connections·Solutions

Delivering the highest quality cargo **Transport** services.

Trusted by the world's best and biggest for our reliable, global **Connections** that link manufacturers and suppliers with markets.

Valued for innovation – the NOL Group, engineering the supply chain **Solutions** of tomorrow.

NOL Group's results in 2004 reflect a company that has been performing strongly – both in serving customers globally and in our returns to shareholders. Net profit for the year increased 120% on 2003 to a record US$943 million, reflecting robust growth, improved yields and a disciplined focus on operational efficiencies and managing costs.

	2004*	2003*	Change
	(US$ million)		%
Revenue	**6,545**	**5,523**	**19**
Core EBITDA	**1,180**	**762**	**55**
– Depreciation and Amortisation**	(259)	(289)	
Core EBIT	**921**	**473**	**95**
– Gross Interest Expense	(87)	(116)	
– Tax**	(29)	(22)	
Profit before Non-Recurring Items	**805**	**335**	**140**
– Non-Recurring Items	138	94	
Net Profit	**943**	**429**	**120**

* *NOL Group's 2004 financial year is from 27 December 2003 to 31 December 2004 (2003: 28 December 2002 to 26 December 2003)*

** *Part of the amortisation and tax classified as non-recurring items*

Record turnover of US$6.5 billion, driven by freight rate improvement and strategic business growth.


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Group Revenue* (US$ million)
■ 2004 6,533
□ 2003 5,211
□ 2002 4,299
2001 4,371
2000 4,260
*Net of Chartering

Higher yields and volumes, combined with tight cost control, boosted core earnings by 131%.


1,000
800
600
400
200
0
-200
Core EBIT* (US$ million)
■ 2004 919
□ 2003 398
□ 2002 (86)
2001 6
2000 337
*Net of Chartering

Strong operational cash flows and debt repayment reduced net gearing from 0.54 to 0.05 times.


5.0
4.0
3.0
2.0
1.0
0
Debt/Equity Ratio (Net Gearing)
■ 2004 0.05x
□ 2003 0.54x
□ 2002 4.46x
2001 2.60x
2000 1.59x

Continued healthy year-on-year improvement in shareholder returns with ROE of 54%.


60
50
40
30
20
10
0
-10
-20
-30
-40
-50
Return on Equity (ROE)
■ 2004 54.1%
□ 2003 52.7%
□ 2002 -45.8%
2001 -6.2%
2000 20.6%


TUNG CENTRE

Cheng Wai Keung Chairman

Chairman's Statement

NOL's improved core operating and financial strengths saw the Group achieve a positive performance for a second year running, with record profits bringing record value for our shareholders.

Our intention is to remain among the top performing global transportation and logistics providers worldwide.



Month-End Share Price 2004 (S$)


3.0
2.0
1.0
0.0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec


70
60
50
40
30
20
10
0
-10
-20
-30
-40
Earnings Per Share (US¢)
2004 65.47
2003 35.42
2002 (28.07)
2001 (4.79)
2000 14.96

Net earnings more than doubled those of 2003, while revenue increased 19%. APL, our liner business, had an excellent year, while APL Logistics continued to improve on its performance.

While the Group benefited from healthy global demand, the strong results also reflect positive contributions by the management team in focusing on improving efficiency, asset utilisation and, most importantly, operating margins and, hence, profits.

Our positive operating performance was mirrored in the market capitalisation of the Company, which rose significantly during the year. In February 2004 our market capitalisation was S$2.9 billion; a year later it sat at S$5.1 billion – an increase of 76%.

In terms of earnings per share (EPS), we have seen a steady improvement over the past two years and for 2004 EPS increased 85% to 65.47 US cents (S$1.11).

We remain committed to continuing to provide our shareholders with value in the long term. The shipping industry may be cyclical, but our intention is to remain among the top performing global transportation and logistics providers worldwide through the cycles.

To underline that, last year we announced our dividend policy – an annual dividend of eight Singapore cents per share net, or a full year dividend payment of 20% of net profits, whichever is higher.

At our interim results in 2004, we announced shareholders would receive an interim dividend of seven Singapore cents per share net. In keeping with our dividend policy, NOL is proposing a final tax exempt dividend of 14.69 Singapore cents per share.

In addition, in view of the strong performance in 2004, the Group is also recommending a special tax exempt dividend of 21.69 Singapore cents per share.



Photo Courtesy of PSA Corporation

Together with the interim dividend, proposed dividends for 2004 therefore total 43.38 Singapore cents per share, or 40% of the Group's reported net profits.

This will be voted on by shareholders at the 2005 Annual General Meeting (AGM).

During 2004, we were pleased to welcome Mr Christopher Lau to the Board.

Mr Lau has been in legal practice for around 30 years and has extensive experience in maritime and commercial law. He is a member of the Governing Board of the International Maritime Law Institute of the International Maritime Organisation (IMO).

Four Board members have announced they are retiring at the 2005 AGM: Non-Executive Directors Mr Lock Sai Hung, Mr Timothy J Rhein, Mr Gan Chee Yen and Executive Director and Group Chief Financial Officer Mr Lim How Teck.

Lock Sai Hung has been with the Board since mid-2002 and, with his extensive financial and business experience, he has made a significant contribution as Chairman of the Audit Committee and as a member of the Executive Resource and Compensation Committee.

Tim Rhein has served as a Director of NOL on two separate occasions: he was on the Board from 1998 to 2001 and then kindly consented to return to the Board in 2002 for a further three year term. He also served as the Chairman of APL Logistics and American President Lines.

With more than four decades in the shipping industry, he has been an invaluable expert resource for the Board and for the management of NOL to draw upon.

Gan Chee Yen joined the Board in 2003, and with a long career in the finance arena, he has contributed considerable experience and insights to NOL and the Board during his time with us.



The management team built on the results of 2003, continuing to turn in strong results quarter after quarter, and setting the Company on a strategic path designed to continue that robust performance.

On behalf of the Board, I would like to thank Mr Lock, Mr Rhein and Mr Gan for their contribution to NOL.

Early in 2005, it was announced that Group Chief Financial Officer Mr Lim How Teck would retire from the end of June and would retire as a Director at the 2005 AGM.

Lim How Teck has been with NOL for 25 years and was a key player in the moves that saw NOL grow from small beginnings to the leading role it now has in the industry.

He has made a strong and valuable contribution to the Company and I would like to thank him for his many years of dedicated service.

During 2004, the management team built on the results of 2003, continuing to turn in strong results quarter after quarter, and setting the Company on a strategic path designed to continue that robust performance into the future. On behalf of the Board, I thank them and the whole NOL team globally for their hard work.

I would also like to thank our business partners and the unions for their support and co-operation over the past year, and also our customers for their business and for putting their trust in us. I am also grateful for the guidance of the various industry and regulatory organisations who we have worked with through 2004. We look forward to working with all these groups in 2005 and beyond.

With the positive business environment and our continued focus on yield management and cost containment, the performance of the Group is expected to be strong in 2005, barring any unforeseen circumstances.

Cheng Wai Keung
Chairman

Board of Directors


Cheng Wai Keung


Friedbert Malt


Ang Kong Hua


David Lim


Lim How Teck


Lock Sai Hung


Yasumasa Mizushima


Tim Rhein


Connal Rankin


Willie Cheng


Gan Chee Yen


Robert Holland


Christopher Lau

Cheng Wai Keung Chairman

Mr Cheng Wai Keung is Chairman of the NOL Board and a Director of other Group subsidiary companies, including APL. He is also Chairman of the NOL Board Executive Committee, the Nominating Committee and a member of the Executive Resource and Compensation Committee. Mr Cheng is the Chairman and Managing Director of Singapore-listed company, Wing Tai Holdings Ltd. He is also the Chairman of Raffles Holdings Ltd, and Vice Chairman of Singapore-Suzhou Township Development Pte Ltd. Mr Cheng also holds directorships in several public and private companies both locally and overseas, including GP Batteries International Ltd (Singapore), Media Asia Entertainment Group Ltd (Bermuda) and China-Singapore Suzhou Industrial Park Development Co Ltd (People's Republic of China). He also serves on several Singapore business advisory councils.

Friedbert Malt Vice Chairman

Friedbert Malt is a Vice Chairman of the NOL Board and a member of the NOL Board Executive Committee and the Executive Resource and Compensation Committee. Dr Malt also serves on the Board of TUV Rheinland of North America, a global leader in independent testing and assessment services. He was a lecturer in finance at the University of Hamburg, Germany, and has held various international responsibilities, including as a member of the Executive Board of DG Bank (now DZ Bank AG) until the end of 2001. Dr Malt brings valuable insights and experience in international finance. He served on a number of governing Boards of major European Financial Institutions and is on the Board of the German American Chamber of Commerce, New York.

Ang Kong Hua Vice Chairman

Ang Kong Hua joined the NOL Board in 2003 as a Vice Chairman and is a member of both the Board's Executive Committee and Nominating Committee. He is Executive Director of NatSteel, a listed Singapore-based manufacturing group. Before joining NatSteel in 1975, he was with Singapore's Economic Development Board and The Development Bank of Singapore. Mr Ang also serves on the Boards of several other listed companies and institutions, including the Government of Singapore Investment Corporation.

David Lim Executive Director

David Lim is Group President and CEO. He is also a member of the NOL Board Executive Committee and a Director of APL Logistics. He is a Member of Singapore's Parliament and serves on the Eisenhower Fellowship International Advisory Council and PSA's International Advisory Council.

Mr Lim has extensive business, managerial and leadership experience in both the public and private sector in Singapore and overseas. His former roles include CEO of the Port of Singapore Authority; CEO of the China-Singapore Suzhou Industrial Park and CEO of Jurong Town Corporation. He also served in the National Computer Board and the Singapore Economic Development Board. Mr Lim has served as Singapore's Senior Minister of State in the Ministry for Defence and the Ministry of Information, Communications and the Arts, Chairman of the National Youth Council, and, most latterly, Acting Minister for Information, Communications and the Arts.

Lim How Teck Executive Director

Lim How Teck is Group Chief Financial Officer and a member of the NOL Board Executive Committee. He also holds directorships in various subsidiaries, associated companies and investment interests of the NOL Group. Mr Lim has extensive international qualifications and experience in business finance and accounting. He has in-depth knowledge of the shipping industry and the NOL Group, having been with the Company since 1979. Mr Lim holds a Bachelor of Accountancy Degree from the University of Singapore. He is a Fellow of the Chartered Institute of Management Accountants of the UK, a Fellow of the Certified Public Accountants of Australia, a Fellow of the Institute of Certified Public Accountants of Singapore, a Fellow of the Singapore Institute of Directors and an Associate of the Business Administration of Australia. He is a graduate of the Harvard Graduate School of Business Corporate Financial Management Course and Advanced Management Programme.

Lock Sai Hung Director

Lock Sai Hung joined the Board in 2002 and is Chairman of the NOL Audit Committee and a member of the Executive Resource and Compensation Committee. He brings with him extensive experience in banking and finance having spent most of his career with DBS Bank where he was part of the senior management team. His career spans the Singapore Economic Development Board, Esso Singapore and the Insurance Corporation of Singapore. He is currently a Director of Raffles Hospital, and Chairman of Transpac Industrial Holdings.

Yasumasa Mizushima Director

Yasumasa Mizushima joined the NOL Board in 2002 after his retirement as President and Chief Executive of Sony Logistics Corporation. Mr Mizushima has more than 40 years' experience in building supply chain networks including establishing and heading Sony Logistics' subsidiary in Germany. He remains as Corporate Advisor of Sony Corporation and also holds the positions of Professor of the Tama Graduate School of Management and Information Sciences in Tokyo, Japan; Visiting Professor of the Faculty of Maritime Sciences at Kobe University, Japan; and Honorary Professor of the Universiti Tunku Abdul Rahman, Malaysia.

Tim Rhein Director

Tim Rhein served as a Director of NOL from 1998 to 2001, and was reappointed to the Board in 2002. Mr Rhein has more than 40 years of shipping and transportation experience. He was President and Chief Executive Officer of APL between 1995 and 1999. Prior to this, he was President and Chief Operating Officer of American President Lines (now APL), and worked in other roles covering operations, marketing and logistics. Before joining APL in 1967, Mr Rhein was an officer in the United States Army Transportation Corps serving in Germany, Vietnam and the US. He is a graduate of Santa Clara University.

Connal Rankin Director

Banking and human resources specialist Connal Rankin joined the NOL Board in 2002. He is also Chairman of the Executive Resource and Compensation Committee. Mr Rankin, who is the Group General Manager, Human Resources of HSBC Holdings, began his banking career with HSBC as a trainee more than 42 years ago and has undertaken numerous international postings for them, including Brunei, Australia, Canada, the Philippines, Saudi Arabia as well as Hong Kong. He was the General Manager and CEO of HSBC Singapore for five years from 1995 to 2000 and is currently based in London.

Willie Cheng Director

Willie Cheng was appointed to the NOL Board in 2003, and is the Chairman of the Audit Committee. He was the country Managing Director of Accenture Singapore and retired from the firm in August 2003. Mr Cheng is currently Chairman of the Singapore Science Centre, the National Volunteer and Philanthropy Centre, the Committee On Family, and the Jurong Country Club. He also serves on the Boards of Singapore Press Holdings, NTUC Fairprice, Accounting Corporate Regulatory Authority, SPRING Singapore and PSB Holdings.

Gan Chee Yen Director

Gan Chee Yen was appointed to the NOL Board in 2003. Mr Gan has extensive experience in the finance area and is currently Managing Director (Finance) of Temasek Holdings (Private) Limited. Prior to joining Temasek Holdings, he was Director of Finance at Singapore Technologies. Mr Gan has served on the boards of several prominent Singapore-based companies and is currently a member of the Board of Commissioner of PT Bank Danamon Indonesia. Mr Gan is a member of the Institute of Certified Public Accountants of Singapore. He has a Bachelor of Accountancy from the National University of Singapore and has attended Harvard's Programme for Management Development.

Robert Holland Director

US business consultant Robert Holland was appointed to the NOL Board in January 2004. Mr Holland is currently a General Partner and Industry Specialist with private equity firm Williams Capital Partners. His previous roles included Chairman and CEO of WorkPlace Integrators, one of the largest Steelcase office furniture dealerships in the US, President and CEO of ice cream-maker Ben & Jerry's and a partner with McKinsey & Company. His current directorships include Carver Federal Savings Bank, a community-based savings and loan bank headquartered in Harlem; Lexmark International; and the world's largest quick-serve restaurant company, Yum! Brands Inc.

Christopher Lau Director

Senior Counsel and Chartered Arbitrator Christopher Lau was appointed to the NOL Board in May 2004. Mr Lau is a former Judicial Commissioner of the Supreme Court of Singapore and is currently a consultant with law firm Alban Tay Mahtani & de Silva. He has more than 30 years' experience in maritime and commercial law and is a member of the Governing Board of the International Maritime Law Institute of the International Maritime Organisation. Mr Lau also serves as an arbitrator both in Singapore and internationally, belonging to a number of international arbitration organisations, including the Singapore Institute of Arbitrators, the Australian Centre for International Commercial Arbitration, Hong Kong International Arbitration Centre, Singapore Chamber of Maritime Arbitration and Kuala Lumpur Regional Centre for Arbitration.



David Lim Group President and CEO

Group CEO's Report

The strong results for 2004 were both because of favourable industry conditions, and our continued focus on implementing a winning strategy: maximise assets, manage costs, and optimise yield.

Margins have steadily and consistently improved... we achieved a Core EBIT margin for the Group of 14% in 2004, compared with around 9% in 2003.


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2000
2001
2002
2003
2004
Revenue (US$ million)
Liner 81%
Logistics 18%
Others 1%*
* Others includes Chartering


1,000
800
600
400
200
0
-200
-400
Net Profit/(Loss) (US$ million)
2004 943
2003 429
2002 (330)
2001 (56)
2000 176

We now have a strong foundation on which to serve our customers in the future, and to profitably grow our business. Our net profits more than doubled as a result of strong performances from our core operations.

2004 Performance

APL Logistics continued the turnaround that began in 2003 by focusing on cost reduction through productivity improvements, and expanding its international services.

Our liner business, APL, was one of the top performing shipping companies in the world, more than doubling its 2003 Core EBIT (Earnings Before Interest, Tax and Exceptional Items). This was due in part to rate recovery actions that enabled us to achieve an 8% improvement in revenue per FEU (Forty-foot Equivalent Unit), which averaged US$2,713 over 2004.

Significantly, productivity gains contributed about $208 million or about 40%, to our improvement in performance over 2003.

APL also raised the already high level of vessel utilisation, from 96% in 2003 to 98% in 2004, and achieved cost savings of $96 million.

We continued to work on yield improvements, maintaining the discipline to take only cargo and business that made economic sense and which would benefit from our extensive service capabilities, and tuning our networks to deploy assets to where the market valued our services the most.

As a result of these efforts, margins have steadily and consistently improved over the past eight quarters and we achieved a Core EBIT margin for the Group of 14% in 2004, compared with around 9% in 2003. Measured another way, we returned 35% on gross debt and equity capital employed (weighted average), up from 19% in 2003[1].

[1] 2003 calculation restated using gross debt rather than net debt.

Our strong earnings have strengthened our balance sheet, and reduced our net gearing significantly to a low 5% at year end. This enabled us to increase our dividend payout while still retaining sufficient reserves to meet planned capital expenses in the coming year, and to remain ready to take advantage of new investment opportunities that may open up in the years ahead.

Strategic Direction

Our future growth will be driven by changes that are taking place in the global business landscape. Globalisation has increased the density and complexity of our customers' worldwide supply chains. We therefore believe that many of our customers will look to us for more comprehensive services and solutions to deal with their global transportation needs.

We have responded with a "One Company" strategy, where the NOL Group and its core operating units, APL and APL Logistics, will work together to deliver global transport and logistics solutions for our customers.

As One Company, we will grow our business along two dimensions; firstly, by increasing our capability to provide services to manage cargo movements from source to destination; and secondly, by deepening and strengthening our core container shipping business.

We already have many of the component capabilities to deliver source to destination services within APL and APL Logistics. We will grow by investing into adjacent capabilities, and by expanding our existing operations, especially in the large Chinese and Indian markets, but also in other emerging markets around the world.

It will take some time to build up our capabilities and to make our presence felt in new markets. For a start, our immediate goal is to integrate our liner and logistics operations on the ground.

APL and APL Logistics are separate companies but operationally we will realign our business units and work as one team to offer a seamless service based on the needs of customers.

To do this, we have appointed four of our most senior and experienced executives to be Group Regional Presidents to lead our combined businesses in the different parts of the world. Dave Appleton is our Regional President for Europe; Brian Lutt heads up Asia/Middle East; Koay Peng Yen oversees the Greater China region; and John Bowe runs the Americas.

Additionally, we have created a new business division called Business Solutions. This group will develop and design service solutions to meet the needs of our customers by drawing on the capabilities of all our business lines. Jim McAdam was appointed Group Senior Vice President for Business Solutions to head this unit.

We believe that the key benefits our business solutions will bring to our customers are speed, flexibility and control over their cargo as it moves through the transport chain.

But to achieve these benefits we will need timely and accurate data, and effective decision-making tools. It is therefore essential for us to continue to invest in and upgrade our information technology (IT) systems.

In 2004 we embarked on a major programme to revamp our IT systems. In the first phase of the project in 2005, we will focus on systems and applications rationalisation. Redesign and major enhancements of the applications will be undertaken in subsequent phases. By 2007, we will have significantly enhanced systems to support the delivery of global cargo transport solutions for our customers.

NOL People

Our success in 2004 is testament to the talent, hard work and commitment of our people. Their expertise, skills and ideas will be the single most important factor in the future success of the Company.


APL

We revised our remuneration policies to further align individual performance and contribution with their total compensation. At more senior levels of management, a larger percentage of total compensation will be variable and subject to the performance of the Group and business units.

In the year ahead, we will focus on enhancing our evaluation and deployment processes so that we can better develop our people according to their abilities and aspirations and better deploy them in jobs that make good use of their talents.

In line with our commitment to education, ties with various educational institutions were strengthened with scholarships and awards, and our successful Management Trainee Programme was revitalised and expanded.

Corporate Responsibility

As a leading international company, NOL recognises that it is part of a wider community of stakeholders that includes investors, employees, customers, business associates and local communities, and that appropriate attention to the fulfilment of its corporate responsibilities can enhance the quality of these relationships.

A key initiative during the year was the launch of the NOL Beyond Boundaries Trust Fund, which aims to help youth and disadvantaged people worldwide overcome barriers to their achievement.

The Trust reflects the spirit of the Company and is a natural extension of our ongoing involvement in the communities in which we operate and our corporate social responsibility programmes.

The first project to benefit from the Trust was Sailability Singapore – a sailing programme that gives people with disabilities the opportunity to participate in the sport. Trust funding supported a team of disabled sailors to represent Singapore at the Athens Paralympic Games in September. NOL volunteers have supported the Sailabilty programme since its inception in 2001.

The Trust Committee will be looking at other sponsorship projects during 2005.

Acknowledgements

2004 was an excellent year for NOL. We are pleased that our performance has been recognised externally with NOL winning Lloyd's List's prestigious *Shipping Company of the Year* in February 2005 and various awards from our customers.



> We expect demand growth to remain strong across our lines of business... we will strive to expand our capabilities to better serve the changing needs of our customers and explore new market opportunities.

Many of our customer awards recognise not just the quality of our shipping services, but also our ability to deliver origin to destination services. We are encouraged by these awards, and thank our customers and business partners for their generous acknowledgement. We will strive even harder in the year ahead to meet and surpass their expectations.

We owe the success that we achieved in 2004 to many people – our customers and business partners, regulators and government administrators, union leaders and their members and the many community groups that we have worked with – and I thank all of them for their support.

I would also like to thank the men and women of the NOL Group without whom we would not have had such good results, nor won such accolades from our customers. I salute their sterling efforts, not just over the past year, but, for many of them, over many decades of dedicated service.

In particular, I would like to thank our Group CFO, Lim How Teck, as he retires in June 2005 after 25 years of invaluable service to the Group. How Teck's contributions are many, as he has played a key role in the growth of NOL from a small regional shipping company to a leading global container transportation corporation.

I am personally grateful to How Teck for his guidance and advice over the past two years as he helped me settle into a new industry and my role in the Group. I thank him for his many contributions, and for his long and productive service to NOL. And on behalf of the NOL family, I wish him well in all his future endeavours.

Outlook

The year ahead is promising. We expect demand growth to remain strong across our lines of business. For the liner operations, concerns that a cyclical correction may occur during the year have been lessened by forecasts of continuing strong demand and the impact of port and rail congestion at many cargo destination locations, especially in the US and Europe. For logistics, we will grow our existing business, especially in Asia, while at the same time expanding our capabilities. We therefore expect to report good earnings for 2005.

More importantly, NOL has set itself on a new growth path. We will strive to expand our capabilities to better serve the changing needs of our customers, and to explore new market opportunities – particularly in emerging markets around the world. We will do this as One Company, so that our customers will have full and seamless access to all the capabilities and services within our Group. And in so doing, we seek to transform NOL from being primarily a global shipping company to being a global cargo transport and logistics company that is better able to deliver value to our customers and shareholders.



David Lim
Group President and CEO


APL
Solutions
TRANSPO
APL

RT

APL is a global top-10 container transportation company, providing services to more than 140 countries through a network combining world-class intermodal operations with leading-edge IT and e-commerce.






APL

Ron Widdows APL CEO

APL Operations Review

APL's record financial performance in 2004, while reflecting the generally improved conditions for the shipping industry, also reflects our ability to deliver a level of service to our customers that both creates value and continues to differentiate APL from the competition.

APL's Core EBIT of US$892 million is a second successive record for the Company, up 117% on the strong result of 2003.








1,000
800
600
400
200
0
-200
APL Core EBIT (US$ million)
2004 892
2003 412
2002 (68)
2001 30
2000 293


2,000
1,500
1,000
500
0
2000
2001
2002
2003
2004
APL Volume by Trade ('000 FEUs)
Trans-Pacific 686*
Intra-Asia 510*
Asia-Europe 346*
Latin-America 137*
Trans-Atlantic 114*
* 2004 Volumes

In a year when transportation infrastructure constraints began to impact the industry in a very significant way, slowing supply chains globally and placing huge pressures on our service capability, as well as driving up costs, it was our people across the organisation and their efforts on behalf of our customers that ensured that APL stood out from the crowd.

We made adjustments to our network, opened up more capabilities and continued to focus on finding innovative ways to flow our customers' cargo as efficiently as possible in this very challenging environment.

At the same time we have stuck to our game-plan for growth, aggressively pursuing opportunities for expansion in strategic sectors, launching eight new services in 2004.

And, as operating costs have been driven higher by escalating vessel chartering rates, increased inland transportation costs, sustained higher oil prices and a weak US Dollar, we have maintained a disciplined focus on our cost savings targets, actually lowering cost per loaded FEU (Forty-foot Equivalent Unit) year-on-year and continued to refine our capabilities to manage yield, improving the contribution margins of our business.

Record Performance

APL's Core EBIT (Earnings Before Interest, Tax and Exceptional Items) of US$892 million is a second successive record for the Company, up 117% on the strong result of 2003. Our Core EBIT margin improved from 9.9% to 16.8%.

Along with an improved business environment, the turnaround in operating performance over the past two years reflects the fundamental changes we have made to how we approach the running of the business and our ability to execute our strategy. It also speaks to the tremendous support that we have had from our customers and the dedication of our people.


APL
APZU 303892 4
22G1
APL INDIA

APL achieved improvements in average revenues per FEU during the year through a combination of yield management initiatives and general rate increases. The most significant boost came in Asia/Middle East, with a 17% improvement, which, along with smaller gains in the Americas and Europe, saw an 8% improvement in the Company's overall revenue per container, up from US$2,512 to US$2,713 per FEU.

Coupled with healthy volume growth, the improvement in rates helped lift APL's total revenues for 2004 by 27% to a new high of US$5,305 million, an increase of US$1.1 billion over 2003.

Strategic Growth

Behind the top-line numbers in 2004 is a story of robust growth, throughout which we maintained very high levels of vessel utilisation, averaging close to 98% for head-haul trades globally.

Our growth strategy has been, from an industry perspective, purposefully conservative with regard to new vessel commitments. We added 14% of new or upsized head-haul capacity in the major East/West trades in 2004, however, through the improved utilisation of assets – along with the partnership of our alliance partners – we increased total volumes for the year by 18%, to 1.8 million FEU.

China-driven growth was once again a major focus, with the launch of new services strengthening our network around this increasingly dominant sourcing market. Most significant in 2004, were the new services connecting China with the Middle East, the Indian Subcontinent and Australia, along with additional capacity in the Asia-Europe trade and a strategic peak season Trans-Pacific service over our Seattle gateway, which avoided the congestion in Southern California.

APL's volume growth from both North and South China was in excess of 25% year-on-year, with the US still the largest destination market.


APLU
497157
MPG1
APL


APL

China-driven growth was once again a major focus, with the launch of new services strengthening our network around this increasingly dominant sourcing market.

The major consumer markets of Europe and US, coupled with the impact of the shift in manufacturing to Asia, and China in particular, continued to fuel strong growth in the Asia-Europe and Trans-Pacific trades respectively, while West Asia trade expanded rapidly on the strength of imports to the Middle East and India.

Intra-Asia volumes overall showed a 30% increase, reflecting the addition of long-haul capacity in this trade during the early part of 2004 and the introduction of new services during the year to enable us to meet demand from our customers. Thailand, India, South Korea and Indonesia were among the fastest growing export markets for APL in the region.

The impact of our growth in 2004 was maximised by ensuring that each new service start was well utilised from day one. This took detailed planning by our trade management and execution by our sales force, but was also assisted by the use of new decision-support tools, introduced in 2003 to improve our demand planning and forecasting capabilities. These have been refined and fully employed as part of a more dynamic and responsive business planning process. We have also continued to use sophisticated optimisation tools to guide cargo selection and tune the mix of our business. Network optimisation, in the past only a concept, is now a developing core competency of our liner business. We will further improve this aspect of managing our assets in the future.

Industry Challenges

While APL's financial results in 2004 paint an overwhelmingly positive picture, this was a year of considerable operational challenges across the industry, with severe pressure on port and inter-modal transport infrastructure.

The impact was most apparent at the US West Coast ports during the second half of the year, particularly at Long Beach and Los Angeles, as the cumulative growth of trade volumes from Asia over the last three years began to outstrip the capabilities of terminals, rail and road connections.


MAX. GROSS
TARE
NET
CU.CAP.
32.500 KGS
71.650 LBS
3.700 KGS
8.160 LBS
28.800 KGS
63.490 LBS
67.7 CU.M.
2.390 CU.FT.
CIMC

Bottlenecks were also evident to a greater or lesser extent at almost every major discharge port in the US and Europe, slowing supply lines globally.

Even though we had anticipated some of the problems and planned for a less-fluid supply chain over the peak season, the entire industry saw a deterioration in service integrity and a significant increase in costs, both from delays and the impact of network changes made to access alternative routing options.

In the Trans-Pacific, APL was among the first to shift volumes away from the congestion pressure point in Southern California. This action, combined with the introduction of our PS5 "Peak-Season" service through Seattle greatly enhanced the flow of cargo over the West Coast. This early move was complemented by other network changes, including adding capacity to our US East Coast Service, and other, ad hoc solutions designed to reduce the impact on our customers. APL's control over our assets, including terminals at strategic locations with on-dock rail capabilities and our long-standing relationship with intermodal transportation operators proved to be an operational and competitive advantage.

The cost impacts of congestion at major terminals were nevertheless significant and contributed to a fundamental increase in our operating costs in 2004. Within the course of a year we have seen vessel charter rates jump, further increases in world oil prices flowing through to fuel costs, and strong demand for steel driving up the price of containers. The weakness of the US Dollar against major currencies, especially the Euro and the Yen, has also worked against us.

In every area we have been focused on reducing our exposure to these impacts, including, where appropriate, sharing or recovering the costs from customers. In addition, we have continued to drive costs out of the business, with rigorous and disciplined management and improved efficiencies.



Containership Fleet Capacity

- ■ > 4000 TEU 70%
- □ 2000 – 3999 TEU 20%
- □ 0 – 1999 TEU 10%

Total fleet capacity: 313,839 TEU
Total number of vessels: 99 (Feeders 29, Line-haul 70)
Average age of all vessels: 9 years
Vessels on order: 17 (2005: 5, 2007: 6, 2008: 6)

This effort delivered US$96 million in savings across cargo handling, land transportation, terminal expenses and other equipment related costs, which, while slightly below target, resulted in flat overall costs compared with 2003. These actions coupled with keeping very high levels of utilisation did, however, allow us to achieve an overall reduction in the cost per loaded FEU year-on-year.

Customer Focus

Something clearly illustrated by the congestion challenges was the value of the investment we have made in our customer facing organisation and e-commerce systems support. Our people made the difference, keeping customers updated on the movement of their goods and finding ways to expedite cargo through the problems being incurred globally, reinforcing APL's reputation in the industry for quality customer support and service innovation.

Along with positive feedback from many of our customers these attributes were formally recognised early in 2005 with the *Network On-time Performance Award* from the logistics division of leading US-based retailer, Limited Brands, with the Company specifically citing the flexibility of APL in providing solutions to work around market disruptions and business challenges.

In 2004 we continued to refine and enhance the range of tools and Web-based services we offer customers, focusing our investment on areas which provide them with tangible benefits. The launch of our new Customisable Schedules tool is a good example – another industry first, allowing APL's customers to access the Company's vessel schedules worldwide and produce tailored electronic reports to suit their business planning purposes.

Our investment and leadership in this area continues to be recognised with industry and technology awards. However, the greatest endorsement is the increasing use of these tools by customers, with the number of Internet-based transactions at the end of 2004 up 94% on the same time in 2003.

Looking Ahead

As we move into 2005, the outlook remains positive. We see a stable market with strong trade growth continuing.

However, behind the robust growth in 2005, we will see congestion continuing, potentially worse in some areas than in 2004, and ongoing pressure on cost. Maintaining our focus on the fundamentals while at the same time engaging with our customers, industry and governments to bring about much needed improvements in the transportation infrastructure will be a major challenge in the years ahead.

Beyond the pressures of supply and demand, the on-going challenge for APL and the industry as a whole is to meet the increasingly complex transportation needs of our customers and continue to flow their cargo efficiently. This is a particular strength of our Company, and we remain confident of APL's financial performance in 2005.

Our success in 2005 will depend on three core attributes: innovation, focus and discipline: innovation to create solutions that provide value for our customers; a sharp focus on strategic opportunities to grow our business; and, continued discipline on the basics – maximising the use of our assets, optimising yield and managing costs.


Logistics
Solutions
CONNECTIO



NS

APL Logistics provides international end-to-end logistics services for global customers employing the latest IT and data connectivity for maximum supply chain visibility and control.







Hans Hickler APL Logistics CEO

APL Logistics Operations Review

Our strategy designed to extend APL Logistics' position as an essential business partner for customers' end-to-end supply chain needs continues to gain momentum with a second year of solid growth in revenue and earnings in 2004.



Our international focus and long-term growth strategy was reflected in double-digit revenue growth in all the regions in which we operate.



40 -
35 -
30 -
25 -
20 -
15 -
10 -
5 -
0 -
-5 -
-10 -
-15 -
-20 -
-25 -
-30 -
APLL Core EBIT (US$ million)
2004 24
2003 7
2002 (27)
2001 (17)*
2000 37
* APL Logistics becomes standalone entity



1,200 -
1,000 -
800 -
600 -
400 -
200 -
0 -
2000
2001
2002
2003
2004
APLL Revenue by Customer Segment (US$ million)
Automotive 35%*
Consumer Goods 14%*
Retail 23%*
Consumer Electronics 16%*
Others 12%*
* % of 2004 Revenue

APL Logistics' total revenues climbed 20% in 2004, up from US$975 million to US$1,167 million. Core EBIT (Earnings Before Interest, Tax and Exceptional Items) was US$24 million, representing a 243% improvement on the US$7 million reported in 2003.

APL Logistics' talented and motivated team has been crucial to the success of the Company in 2004. The improvement in performance reflects their strong focus on growing our business and assisting our customers as well as driving down our costs.

By delivering expanded capabilities with a strong focus on companies with complex international supply chains, we produced US$831 million in contract logistics revenue during 2004, up 17% from US$711 million in 2003. Revenue from international logistics services was US$336 million, up 27% on the US$264 million a year earlier.

Our international focus and long-term growth strategy was reflected in double-digit revenue growth in all the regions in which we operate. In the Americas, which accounted for almost three-quarters of our turnover, we grew 19%, in Europe, revenue growth was 28%, and in Asia, 16%.

During 2004, we sharpened our focus on customers in specific industry sectors that have the most potential to benefit from our international supply chain capabilities. In particular we have expanded our service offering in the automotive, consumer electronics, retail and consumer goods sectors.

The automotive and electronic sectors increased as a proportion of our business, with auto/industrial contributing 35% of total revenue and electronics/high tech contributing 16%, compared with 33% and 14% respectively in 2003.



Integrating Services

With proven capabilities in origin logistics management as well as warehousing and transportation/freight management at destination, our emphasis is on integrating these origin and destination services to allow our customers to achieve greater flexibility, responsiveness, and efficiency as they move internationally sourced products to markets around the globe.

In this regard, we have been particularly successful in leveraging our origin infrastructure, information and supplier management capabilities to help our customers gain a greater degree of control over product as it enters the supply chain. In doing so, we create opportunities for our customers to reduce the amount of inventory required to support their business by executing against smaller, more frequent purchase orders and optimising their use of international transportation services.

In addition, we are able to look for ways to move away from the one-size-fits-all approach to inbound supply chain management and develop more flexible options for routing product based on its unique characteristics and profit margins.

As inventory accelerates, we are then able to work with our customers to rationalise downstream distribution infrastructure and achieve additional cost savings by reducing the amount of handling required to deliver a complete order to their end customer.

APL Logistics' ocean and airfreight forwarding business also enjoyed strong growth during the past year. We will continue to scale these capabilities for our customers going forward to ensure that we can take advantage of a complete portfolio of transportation service options in developing international inbound logistics solutions for our customers.





We have been particularly successful in leveraging our origin infrastructure, information and supplier management capabilities to help our customers gain a greater degree of control over product as it enters the supply chain.

Customer-based Solutions

Many of the customers in the sectors we target share common traits, including the challenges of managing increased overseas sourcing, dealing with a fragmented supplier/factory base, and co-ordinating increasingly complex product-specific supply chains. They face intense pressure to compress the amount of time, and cost, required to move their goods through the chain. As a result they need and want greater control over, and flexibility in, their supply chain operations.

One of our priorities has been to deepen relationships with customers so that we can deliver greater synergies across the origin and destination services we offer. Key to this is effectively linking these services through robust IT applications and operational processes.

For instance, leveraging our warehousing and freight management at origin and destination with our international forwarding capabilities gives us the ability to deliver significant game-changing global solutions.

Our focus on developing processes and applications linking origin and destination services that can be replicated is a departure from typical 3PL customised implementations. By investing in the capabilities that link our services we are able to more quickly deliver an inbound supply chain solution for the customer, while at the same time achieve operational efficiencies in supporting that business.

We had some early wins in developing a business solutions practice with selected customers in 2004 and the NOL Group is further investing in this capability to leverage the expertise of both APL and APL Logistics in order to create new solutions and products for customers.


32
33

This is an exciting, fresh approach to deepening the services we offer our customers.

APL Logistics continues to invest in expanding and strengthening our core capabilities. For example, in 2004 we worked with customers to integrate further upstream with purchase order management tools and processes, thereby creating capable, standardised and effective ways to flow, track and manage goods.

We have also made investments aimed at helping our customers implement RFID (Radio Frequency Identification) technology in their businesses. While we are early in the adoption cycle of this new technology, its benefits appear compelling and our customers are looking to us to help them find ways to use RFID to create efficiencies in tracking and distributing their goods. Partnering with Sun Microsystems, we have opened two US-based laboratories to test and implement RFID technology and adjacent processes for our customers. A third is opening in Singapore in 2005.

Sourcing Shifts

Our customers continue to increase their Asia sourcing, and China is a major driver of this growth. In addition, we are also seeing increased interest in Southeast Asia and the Indian Subcontinent. With APL Logistics' well-developed infrastructure and information systems and extensive experience on the ground in Asia, we are well-positioned to capitalise on opportunities in these emerging markets.

One of the consequences of the current rapid growth in volumes – port and infrastructure congestion – presents new challenges for our customers and opportunities for businesses like ours. The challenge is to help our customers flow their goods through the supply chain, in some cases helping preserve the gains they have made tightening their supply chains over the years. This fits with our ability to assist our customers in implementing flexible, contingent supply chain solutions that mitigate risk and choke-point dependencies.

Outlook

In 2005 our focus remains firmly on growing our business by helping our customers develop and implement efficient and flexible international logistics services and solutions. We will continue to invest in and expand our key capabilities while focusing on increasing our returns through ongoing reduction of our operating costs.

We will work closely with our customers to help them increase efficiency, contain costs and improve their flow of information. This is much more important going forward, as infrastructure constraints increase the challenge of managing international supply chain operations.

Our long-term growth will be based on strengthening our portfolio of logistics services, and continuing to deepen partnerships with our customers.

Our regional management teams are now well-positioned to respond to these objectives, having integrated their organisations to deliver against the operational capabilities of both APL and APL Logistics.

As at 8 March 2005

Board of Directors

Cheng Wai Keung, *Chairman*
Friedbert Malt, *Vice Chairman*
Ang Kong Hua, *Vice Chairman*
David Lim Tik En, *Group President & CEO*
Lim How Teck, *Group Chief Financial Officer*
Lock Sai Hung
Yasumasa Mizushima
Timothy James Rhein
James Connal Scotland Rankin
Willie Cheng Jue Hiang
Gan Chee Yen
Robert Holland, Jr
Christopher Lau Loke Sam

Nominating Committee

Cheng Wai Keung, *Chairman*
Ang Kong Hua
Gan Chee Yen

Executive Committee

Cheng Wai Keung, *Chairman*
Friedbert Malt
Ang Kong Hua
David Lim Tik En
Lim How Teck

Audit Committee

Willie Cheng Jue Hiang, *Chairman*
Lock Sai Hung
Gan Chee Yen
Christopher Lau Loke Sam

Executive Resource and Compensation Committee

Connal Rankin, *Chairman*
Cheng Wai Keung
Friedbert Malt
Lock Sai Hung

Company Secretaries

Marjorie Wee
Wong Kim Wah

Share Registrar

BACS Private Limited
63 Cantonment Road
Singapore 089758
Telephone: +65 6323 6200

Auditors

PricewaterhouseCoopers
8 Cross Street
#17-00 PWC Building
Singapore 048424
Partner-in-charge: Kyle Lee (since 2001)

Registered Office

456 Alexandra Road
NOL Building #06-00
Singapore 119962

Company Registration Number: 196800632D

Main Line
Telephone +65 6278 9000

Investor Relations
Telephone +65 6371 5028

Website www.nol.com.sg

Corporate Governance and Disclosures

Contents

The Board of Directors ("the Board") is committed to ensuring that the highest standards of corporate governance are practised throughout Neptune Orient Lines Limited ("NOL" or "the Company") and its subsidiaries (collectively known as "the Group"). This is fundamental to the discharge of its responsibilities to protect and enhance shareholder value and to ensure transparency in reporting the financial performance of the Group. In its support of the Code of Corporate Governance ("the Code") as annexed to the Singapore Exchange Securities Trading Limited ("SGX-ST")'s Listing Manual, the Board has established various self-regulatory and monitoring mechanisms to ensure that effective corporate governance is practised.

Outlined below are the policies, processes and practices adopted by the Group to comply with the principles and spirit of the Code.

1. Board of Directors

(a) Responsibilities

The Board delegates day-to-day operations of the Group to Management. It also delegates specific responsibilities to five committees (Nominating, Executive, Audit, Executive Resource and Compensation, and Approval), details of which are set out in Section 4 below. These committees have the authority to examine particular issues and report back to the Board with their recommendations where appropriate. The ultimate responsibility for the final decision on all matters, however, lies with the entire Board.

Matters which are specifically reserved for decision of the full Board include those involving corporate plans and budgets, material acquisitions and disposals of assets, corporate or financial restructuring, share issuances, dividends and other returns to shareholders.

Major investments or expenditures, other than operational expenditures that are required in the normal course of business and that have been provided for in the Capital Expenditure Budget approved by the Board, are subject to the approval of the Executive Committee and/or the Board.

(b) Board Composition

In 2004, an Independent Director, Mr Christopher Lau, was appointed to the Board. He will be standing for re-election at the Company's Annual General Meeting ("AGM") in April 2005.

NOL has 13 directors, 11 of whom are non-executive (including the Chairman). All Non-Executive Directors, except for Mr Gan Chee Yen, a senior executive of the Company's majority shareholder, Temasek Holdings (Private) Limited, are independent. The Executive Directors are the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"). Collectively, the Directors contribute a range of relevant skills, including accounting, finance, human resource, business, industry knowledge and strategic planning, to the global operations of the Group. Key information on the Directors can be found in the "Board of Directors" section of the Annual Report.

As part of Board renewal, in the appointment of Directors process, the Nominating Committee considers the required mix of skills and experience of the Board members, including the core competencies of each of the Non-Executive Directors.

To comply with the requirement in the Code that all Directors should submit themselves for re-nomination and re-election at regular intervals, the Company has amended its Articles to require the CEO to submit himself for re-nomination and re-election.

(c) Chairman and the Chief Executive Officer

The Chairman, Mr Cheng Wai Keung, chairs the Board, Nominating Committee and Executive Committee ("Exco") meetings. He guides the Board in its discussion on significant issues. In addition, he guides and motivates the Management towards achieving the Group's objectives. The CEO, Mr David Lim, is responsible for the business directions and operational decisions of the Group. The Chairman and CEO are not related.

(d) Directors' Training Needs

NOL conducts an orientation programme for new Board Members to familiarise them with the Group's businesses and governance practices, including policies on disclosure of interests in securities, prohibitions on dealing in the Company's securities and restrictions on disclosure of price-sensitive information.

Directors are at liberty to request for further explanations, briefings or informal discussions on any aspect of the Group's operations or business issues from the Management.

The Company also arranges for its Board members to be kept abreast of developments in the shipping and logistics industry through lunch talks and media updates. To keep pace with the fast-changing laws, regulations and commercial risks, Directors have an on-going budget to receive further relevant training of their choice in connection with their duties as Directors. They are also given unrestricted access to professionals for consultations as and when necessary at the expense of the Company.

2. Board Performance

The Board performance evaluation process involves questionnaires being sent out, on an annual basis, to the Non-Executive Directors to secure their feedback on the effectiveness of the Board as a whole, as well as the Committees of the Board.

From the comments of Board members, an executive summary is prepared and tabled for discussion by the Nominating Committee. The salient points, including proposed course of action in response to the feedback, are subsequently tabled for the Board's information.

3. Board's Conduct of its Affairs

The Board meets at least four times a year, with additional meetings convened as and when necessary. The Articles of Association of the Company allow a Board Meeting to be conducted by way of teleconference or video-conference. During the financial year under review, the Board convened seven meetings, five of which were fully attended. Three of the meetings were for the purpose of deliberating on the Cash Offer for all the shares of the Company ("the Offer") by Lentor Investments Pte. Ltd., a wholly-owned subsidiary of Temasek Holdings (Private) Limited. In addition, a number of Board members were appointed to deal with the operational details relating to the said Offer.

The Chairman ensures that Board Meetings are held as and when necessary. He also prepares the Board meeting agenda in consultation with the CEO. The Chairman ensures that Board members are provided with adequate and timely information. Management staff who are involved in the preparation of Board papers, or who can provide additional insight into the matters to be discussed, are invited to present the papers or attend the Board Meetings.

To address the competing time commitments of Directors, Board and Board Committee meeting dates are scheduled in advance, before the beginning of each calendar year.

4. Board Committees

The Company has five Board Committees:
(a) Nominating Committee
(b) Executive Committee
(c) Audit Committee
(d) Executive Resource and Compensation Committee
(e) Approval Committee

(a) Nominating Committee ("NC")

The members of the NC are Messrs Cheng Wai Keung (Chairman), Ang Kong Hua and Gan Chee Yen, who are Non-Executive Directors. Except for Mr Gan, all members are independent.

The NC makes recommendations to the Board on all Board appointments and re-appointments. It also decides on the appointments of the members of the various Board Committees.

During the financial year, the NC had two physical meetings. Full attendance was recorded for the meetings.

(b) Executive Committee ("Exco")

The Exco comprises three Non-Executive and Independent Directors, Messrs Cheng Wai Keung and Ang Kong Hua and Dr Friedbert Malt, and two Executive Directors Messrs David Lim and Lim How Teck. Mr Cheng chairs the Committee.

The Exco is delegated with all the powers of the Board to conduct and supervise the business of the Company and its staff. Its responsibilities include: providing overall strategic direction to the Management and guiding development policies and strategies for the Group; reviewing and approving major investments recommended by Management subject to a limit of US$100 million per transaction; reviewing and recommending larger investments for the Board's approval; reviewing and monitoring the financial performance and progress of the Group; and evaluating the performance and determining the employment terms and compensation for the Executive Directors. Over and above the general functions described above, the NOL Exco may from time to time be delegated powers by the Board to oversee specific matters and/or projects.

The Exco held five meetings during the financial year and these were fully attended.

(c) Audit Committee ("AC")

The AC consists of four Non-Executive Directors, all of whom are independent except for Mr Gan Chee Yen. Chaired by Mr Willie Cheng, the other two members of the Committee are Mr Lock Sai Hung and Mr Christopher Lau (appointed on 18 May 2004).

The AC is authorised by the Board to investigate any activity within its terms of reference. It has unrestricted access to information relating to the Group, to both the internal and external auditors, and to the Management and staff. It has full discretion to invite any Director or executive officer to attend its meetings. It is also authorised by the Board to obtain external legal or other independent professional advice as necessary and at the expense of the Group.

The AC carries out its functions in accordance with Section 201B(5) of the Singapore Companies Act, including the following:

- Reviewing with the external auditors the audit plan, the evaluation of the internal accounting controls, audit reports and any matters which the external auditors wish to discuss (in the absence of Management, where necessary);
- Reviewing with the internal auditors the Internal Audit plan, the scope and the results of internal audit procedures and their evaluation of the overall internal control systems;
- Calling for and reviewing any internal investigation into cases of fraud and/or significant irregularities and submitting its findings to the Board as deemed necessary;

- Making recommendations to the Board on the appointment of external auditors and their audit fee;
- Reviewing and approving the appointment, replacement, reassignment or the dismissal of internal auditors;
- Monitoring Interested Person Transactions and conflict of interest situations that may arise within the Group, including any transaction, procedure or course of action that raises questions of management integrity. The AC is also required to ensure that Directors report such transactions quarterly via SGX-ST's quarterly announcements and annually to shareholders via the Annual Report;
- Reviewing quarterly financial reporting to SGX-ST and year-end annual financial statements of the Group before submission to the Board, focusing on:
  - Going concern assumption
  - Compliance with accounting standards and regulatory requirements
  - Any changes in accounting policies and practices
  - Significant issues arising from the audit
  - Major judgmental areas;
- Undertaking any other functions agreed by the AC and the Board.

The AC conducts an annual review of the independence and objectivity of the external auditors, PricewaterhouseCoopers. For FY2004, the AC undertook a review of the volume of non-audit services provided by the external auditors to assess whether the nature and extent of those services might prejudice the independence and objectivity of the auditors before confirming its re-nomination. The AC was satisfied that such services did not affect the independence of the external auditors. The AC also reviewed the cost-effectiveness of the audit conducted by the external auditors.

The AC convened four meetings during the financial year with full attendance from all members, except for one where a member was absent. In attendance at these meetings were the Group CFO, Group Controller and Internal Auditor. The external auditors attend these meetings, where required.

Internal Audit

The Internal Audit's functions include assisting the AC and the Board in the evaluation of the internal controls, financial and accounting matters, compliance, business and financial risk management. Internal Audit reports directly to the Chairman of the AC on audit matters, and to the CEO on administrative matters.

The AC reviews Internal Audit's reports on a quarterly basis. The AC also reviews and approves the annual Internal Audit plan and resources. The AC is satisfied that Internal Audit has adequate resources to perform its functions, and has appropriate standing within the Company.

The Group Internal Auditor is a member of The Institute of Internal Auditors, Inc. ("IIA"), and has adopted the Standards for Professional Practice of Internal Auditing set by the IIA.

(d) Executive Resource and Compensation Committee ("ERCC")

The ERCC performs three critical roles in support of sound Corporate Governance principles in the area of executive reward management:

- It ensures compliance with the Singapore Code of Corporate Governance in the area of executive and Board compensation;
- In particular, it recommends to the Board a framework of remuneration for the Board and members of the senior executive team;
- It has responsibility to ensure that appropriate recruitment, development and succession planning programmes are in place for the senior executives.

The ERCC is chaired by Mr Connal Rankin, an Independent and Non-Executive Director. The other members, who are also Non-Executive and Independent, are Mr Cheng Wai Keung, Dr Friedbert Malt and Mr Lock Sai Hung.

In its delivery of the three critical roles listed above, the principal responsibilities of the ERCC include:

- Endorsement of the reward philosophy, strategy and guiding principles relevant to NOL senior executives;
- Authorisation of all remuneration arrangements that involve the issuance of shares;
- Overall market positioning of the remuneration packages, individual base salaries and increases;
- Benefit entitlements (including retirement and pension arrangements);
- Service contracts for senior executives;
- Recruitment specifications and appointments;
- Development assignments;
- Succession criteria and candidates.

In framing the Group's remuneration policy, the ERCC receives advice from external consultants.

Five meetings were convened by the ERCC during the financial period, with full attendance.

The remuneration for Executive Directors includes salaries, bonuses, share options and other emoluments, while that for Non-Executive Directors includes Directors' fees, share options and other emoluments. Other emoluments (including benefits-in-kind) are computed based on the costs incurred by the Group and the Company.

NOL Executive Remuneration Policy
The NOL remuneration strategy and policy was designed to ensure a strong linkage between company performance and individual reward elements. All policy matters on senior executive reward come under the purview of the ERCC.

For employees in the senior management group, their total annual remuneration is managed within a "total rewards" framework. This reward framework is benchmarked against the external market that includes our competitive market for talent, worldwide. Pay surveys, conducted by external consultants, are used to verify that our packages are competitively positioned.

Annual incentive bonuses are linked to the achievement of overall corporate, business unit and individual objectives. Both stock options and performance shares are awarded on the basis of meeting stretch financial goals, key performance indicators and the demonstration of leadership competencies.

By aggressively managing the fixed cost elements of remuneration, such as salaries and benefits, we retain the necessary flexibility to stay competitive in our cyclical industry. This also enables us to adjust pay-at-risk components (such as bonuses and share plans) to appropriately reward, motivate and retain the top talent we need to drive our success.

(e) Approval Committee
The Approval Committee was established to endorse operational and procedural matters such as the appointment of proxies to attend Annual General Meetings in subsidiaries and associated companies within the Group, to grant powers of attorney relating to appointment of agents to handle the business operations of the Group, and to authorise the affixing of the corporate seal.

The Committee currently consists of the Chairman and CFO, whose approvals are sought by way of resolutions-in-writing.

5. Communication with Shareholders
The Group values dialogue with its investors. The Executive Directors hold discussions with the news media and analysts upon the announcement of the Company's Q2 and financial year-end results to the SGX-ST. Presentations are made, as appropriate, to explain the Group's strategy, performance and major developments. However, any information that may be regarded as undisclosed material information about the Group will not be given without it being announced through SGXNET.

The Group has an investor relations team which communicates with its investors on a regular basis and attends to their queries. All registered shareholders of the Company receive the Annual Report and Notice of Annual General Meeting. The Notice is also advertised in the newspaper and made available on the Company's website: www.nol.com.sg.

The Articles allow each shareholder of the Company to appoint one or two proxies to attend and vote in place of the shareholder.

At each Annual General Meeting, the Board presents the progress and performance of the business and encourages shareholders to participate in the question and answer session. Executive Directors and the Chairmen of the NC, Exco, AC and ERCC, and external auditors are available to respond to shareholders' questions during the meeting.

Each item of special business included in the Notice of the meeting is accompanied by a full explanation of the effects of a proposed resolution. Separate resolutions are proposed for substantially separate issues at the meeting. The Chairman declares at each meeting the number of proxy votes received both for and against each separate resolution.

6. Dealings in Securities
The Group has adopted internal codes in relation to the dealing of the Company's securities. Directors and officers of the Group are prohibited from trading in the Company's securities during the relevant blackout period prior to the announcement of the Company's quarterly and full year results, in accordance with the guidelines set out by the SGX-ST from time to time. They are also not expected to deal in the Company's securities on considerations of a short-term nature. In addition, Directors and officers of the Company are required, at all times, to observe the insider trading rules outlined in the Securities and Futures Act.

To enable the Company to monitor such transactions, Directors and officers of the Company are required to report to the Company Secretary within 24 hours of any dealing in the Company's securities. All securities transactions reported by Directors are disclosed publicly within the stipulated notice period.

7. Interested Person Transactions
The Company has also put in place an internal procedure to track Interested Person Transactions ("IPTs") of the Company. The Corporate Finance Department is in charge of keeping a register of the Company's IPTs. All IPTs are disclosed in the Company's Annual Report.

Interested Person Transactions

Aggregate value of transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	**2004 US$'000**	**2003 US$'000**
Transactions for the Purchase of Goods and Services		
Keppel Shipyard Limited and its associates	–	450
PSA Corporation Limited and its associates	91,904	68,656
Sembcorp Marine Ltd and its associates	1,686	4,130
Transactions for the Leasing-in of Assets		
Sembcorp Marine Ltd and its associates	3,752	3,637

Aggregate value of transactions during the financial year under review (excluding transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) pursuant to Rule 907 of the SGX-ST Listing Manual	**2004 US$'000**	**2003 US$'000**
Transactions for the Sale of Goods and Services		
CWT Distrubution Limited and its associates	1,511	3,083
Keppel Telecommunications & Transportation Limited and its associates	1,498	1,299
PSA Corporation Limited and its associates	881	389
Sembcorp Industries Limited and its associates	100	462
Sembcorp Marine Ltd and its associates*	2,363	3,672
Transactions for the Purchase of Goods and Services		
CapitaLand Limited and its associates	114	106
Keppel Telecommunications & Transportation Limited and its associates	668	920
Pacific Internet Limited and its associates#	119	235
PSA Corporation Limited and its associates	5,638	4,229
Singapore Petroleum Company Limited and its asociates	18,870	21,462
Treasury Transactions		
Sembcorp Marine Ltd and its associates+	32,128	–

The above relates to cumulative value of transactions (inclusive of GST) more than S$100,000.

* Amount includes the sale of a leasehold property together with assets thereon by OCWS Logistics Pte Ltd, a wholly-owned subsidiary of NOL, to Jurong Clavon Pte Ltd, pursuant to a Sale and Purchase Agreement entered into on 28 December 2004. Completion of the transaction is expected to take place in the first quarter of 2005.

\# Purchases from subsidiary of Pacific Internet Limited: Safe2Travel Pte Ltd.

\+ Purchase of all the Fixed Rate Junior Mortgage-backed Bonds Due 2009 issued by Chenab Investments Ltd from SembCorp Marine Ltd.

As at 8 March 2005

Authorised Share Capital:	S$3,000,000,000
Issued and Fully Paid-Up Capital:	S$1,453,001,376
Class of Shares:	Ordinary Shares Of S$1.00 Each Fully Paid
Voting Rights:	One Vote Per Share

Size of Shareholdings	Number of Shareholders	% of Shareholders	Number of Shares	% of Shares
1 – 999	375	3.35	150,883	0.01
1,000 – 10,000	9,941	88.83	26,926,185	1.85
10,001 – 1,000,000	858	7.67	38,842,923	2.68
1,000,001 & Above	17	0.15	1,387,081,385	95.46
Total	11,191	100.00	1,453,001,376	100.00

Breakdown Of Shareholders	Number of Shares	% of Shares
Local	1,102,089,023	75.85
Foreign	350,912,353	24.15

Top 20 Registered Shareholders	Number of Shares	% of Shares
DBS Trustee Ltd	585,192,970	40.27
Temasek Holdings (Private) Limited	383,465,362	26.39
Raffles Nominees Pte Ltd	180,730,923	12.44
HSBC (Singapore) Nominees Pte Ltd	58,625,159	4.03
Citibank Nominees S'pore Pte Ltd	44,146,730	3.04
DBS Nominees Pte Ltd	42,234,743	2.91
Startree Investments Pte Ltd	24,871,000	1.71
DB Nominees (S) Pte Ltd	16,538,071	1.14
United Overseas Bank Nominees Pte Ltd	13,314,001	0.92
Morgan Stanley Asia (S'pore) Pte Ltd	12,866,398	0.89
Merrill Lynch (S'pore) Pte Ltd	11,092,873	0.76
UOB Kay Hian Pte Ltd	3,207,234	0.22
OCBC Nominees Singapore Pte Ltd	3,079,921	0.21
Mitsui and Co Ltd	2,699,000	0.19
Gan Teck Yeow Sdn Bhd	2,000,000	0.14
Lo Kai Leong @ Loh Kai Leong	1,792,000	0.12
Macquarie Securities (S) Pte Ltd	1,225,000	0.08
Estate of Gan Tiew Keow @ Gan Teck Yeow deceased	1,000,000	0.07
Phillip Securities Pte Ltd	967,330	0.07
Societe Generale S'pore Branch	819,000	0.05
Total	**1,389,867,715**	**95.65**

Substantial Shareholder	Direct Interest	Deemed Interest*
Temasek Holdings (Private) Limited	383,465,362	610,271,970

* The deemed interest was held through the substantial shareholder's custodian (DBS Trustee Ltd) and its associated and/or subsidiary companies.

Shareholding in the Hands of the Public

The percentage of shareholdings in the hands of the public is approximately 31.57% and hence the Company has complied with Rule 723 of the SGX-ST Listing Manual, which states that an issuer must ensure that at least 10% of its equity securities is at all times held by the public.

As at 8 March 2005

The following information covering NOL Group's Key Management Staff, as required by Rule 1207(4)(c), is in addition to the details presented on page 9 of this Annual Report, relating to the Executive Directors, **David Lim** and **Lim How Teck.**

Ron Widdows *Chief Executive Officer, APL*
As CEO of APL, Ron Widdows is responsible for the commercial, financial and all operational activities of the APL liner organisation. Mr Widdows has 33 years' experience in the industry, nearly 25 of which are with APL, having joined the Company in 1980. He has held senior executive roles in Asia, the United States and Canada, with a particular focus on operations.

In his previous role as Executive Vice President of Global Operations & Network, Mr Widdows was accountable for the day-to-day operations of the liner company including the line-haul and feeder fleets, global equipment management, procurement, terminals and alliance relationships.

Mr Widdows was appointed Senior Vice President responsible for APL's Americas Operations and Logistics in 1998, which included management of US West Coast terminal operator company Eagle Marine Services as well as its Stacktrain Services subsidiary, before being named APL Senior Vice President, Liner Operations in 1999 and then Executive Vice President in 2001. Mr Widdows was made Acting CEO in January 2003, and was confirmed as CEO of APL by the NOL Group Board in June 2003. He is based in Singapore.

Hans Hickler *Chief Executive Officer, APL Logistics*
Hans Hickler was appointed CEO of APL Logistics in 2002 and is responsible for overseeing the Company's operations and managing the growth and expansion of APL Logistics' business globally. He is based in Oakland, California.

Mr Hickler has 20 years of general management experience and has worked in the US, Latin America and Asia. Prior to his current role, Mr Hickler was Chief Information Officer for NOL Group overseeing strategy development, design and implementation of the Group's information systems and processes. This included expansion of e-commerce channels and products available through APL's award-winning transaction-based Internet site.

Other positions held include Senior Vice President for Customer Support and Managing Director of the US Southern region at APL.

Cindy Stoddard *Chief Information Officer, NOL Group*
As Group Chief Information Officer, Cindy Stoddard oversees strategy development, design and implementation of a wide range of information systems and processes, aimed at streamlining and standardising day-to-day business processes for the Group's customers worldwide. She is based in Oakland, California.

Ms Stoddard joined NOL in 2001, as Vice President/ Chief Information Officer of Enterprise Shared Services, responsible for all NOL Group information technology support such as computer operations, telecommunications, networking, messaging, security, systems architecture and database management. She has a proven record as a senior IT professional with more than 20 years' experience in the industry, specialising in the transportation and logistics field.

Before joining NOL, Ms Stoddard was Senior Vice President and Chief Information Officer with Circle International, and worked as Vice President and Director of Information Services for Emery Worldwide, a subsidiary of CNF, a US$2.4 billion worldwide airfreight integrator and freight forwarder. She began her career in the transportation sector with Consolidated Freightways in 1981 as a systems analyst.

Gordon Simpson *Chief Human Resources Officer, NOL Group*
Gordon Simpson joined the NOL Group as Chief Human Resources Officer in 2004. He is responsible for the development of human resources policies and practices across NOL and its operating companies globally. He is based in Singapore.

Mr Simpson brings more than 25 years' experience as a human resources professional, gained in the oil, chemical manufacturing and shipping industries. Originally from South Africa, his previous roles spanned Asia, Africa and the US. Most recently he was based in Singapore as General Manager Human Resources, Asia/Middle East/Africa for ChevronTexaco. Prior to that, he spent almost five years in Thailand, where he was responsible for establishing and managing the HR function at Star Petroleum Refining Company, a joint venture between Caltex and the Petroleum Authority of Thailand. Before joining Caltex, he worked for 10 years with the Sentrachem Group in South Africa, holding Human Resources positions at plant, division and corporate level. His original grounding in HR was received at Unicorn Shipping Lines where he was responsible for personnel services.

Jim McAdam *Senior Vice President, Business Solutions, NOL Group*
Jim McAdam was appointed Senior Vice President, Business Solutions in July 2004 and is responsible for developing and implementing global supply chain capabilities for the NOL Group. He rejoined the NOL Group in early 2000, adding to his earlier 12-year career at APL. He is based in Singapore.

Mr McAdam is a veteran with more than 20 years' experience in the transportation and logistics industry, including more than 10 years of Asian-based assignments, having held senior management positions in Thailand, Japan and Singapore. Prior to his current appointment, Mr McAdam was Vice President and Managing Director of APL North Asia, where he was responsible for the day-to-day operations of the company's business in Japan, North and South Korea and the Russian Far East.

John Bowe *President, Americas, NOL Group*
John Bowe was appointed President, Americas in 2004. He oversees the NOL Group's businesses in the US, Canada and Latin America, and is responsible for the Group's operations and long-term growth in both container transportation and end-to-end supply chain services in the region. He is based in Oakland, California.

Mr Bowe joined APL in 1987. He has more than 30 years' experience in the shipping industry, having held a wide variety of positions including regional management, operations and network.

Prior to his current role, Mr Bowe was Vice-President and Managing Director for APL in Hong Kong and South China, responsible for the general management of APL's business in Hong Kong and the rapidly expanding South China provinces of Guangdong (including Shenzhen and the Pearl River Delta), Fujian, Yunnan, Guangxi and Hunan. His recent positions include Vice President, Liner Planning, Vice President, Worldwide Logistics and Managing Director, West Asia for APL.

Koay Peng Yen *President, Greater China, NOL Group*
Koay Peng Yen was appointed President, Greater China in 2004. He oversees the NOL Group's businesses in China, Hong Kong and Chinese Taiwan, and is responsible for the Group's operations and long-term growth in both container transportation and end-to-end supply chain services in the region. He is based in Shanghai, China.

Mr Koay began his career with Neptune Orient Lines in 1988 and has progressed quickly through the ranks, holding a number of senior management positions. He was most recently President of APL Greater China where he oversaw the Company's container shipping services in the region. Prior to that, Mr Koay was APL's Senior Vice President for Trans-Pacific, Vice President for Intra-Asia, Middle East and Australia and NOL's Vice President and Head of Corporate Planning.

Brian Lutt *President, Asia/Middle East, NOL Group*
Brian Lutt was appointed President, Asia/Middle East in 2004 and is responsible for overseeing the NOL Group's operations and long-term growth in both container transportation and end-to-end supply chain services in the region. He is based in Singapore.

Mr Lutt, who has more than 20 years of experience at APL, was most recently President of APL Asia/Middle East where he oversaw the Company's container shipping services in the region. Mr Lutt was previously based in Shanghai as the President for the Greater China region, where he managed all liner business activities in mainland China, Hong Kong special administrative region (SAR), Macau SAR and Taiwan. He was also the lead executive for both APL and APL Logistics' strategic development in Greater China.

Prior to his work in China, Mr Lutt was Senior Vice President for the Asia-Europe trade. He has also managed a number of markets including Bangladesh, Burma, Japan, Korea, Malaysia and Thailand, and has held sales and general management responsibilities in the United States with APL.

David Appleton *President, Europe, NOL Group*
David Appleton was appointed President, Europe in 2004 and is responsible for overseeing the NOL Group's activities and long-term growth in both container transportation and end-to-end supply chain services in the region of Europe and the former Soviet Union. He is based in Uxbridge, UK.

Mr Appleton joined APL in 1999 and has more than 25 years' experience in the industry. He was most recently President of APL Europe where he oversaw the Company's container shipping services in the region. Prior to that, Mr Appleton was Vice President, Sales and Marketing, APL Europe, accountable for the Company's commercial activities in that region. In addition, he was responsible for the Trans-Atlantic trade management team, located in London and New Jersey.

Prior to joining APL in 1999, Mr Appleton had spent 12 years with Sea-Land Service where he held a variety of senior management positions, including general manager and managing director roles in the USA, U.K. & Ireland and former Soviet Union respectively. During this time, he was also involved with management of joint venture activities in Russia and a ship-owning entity in the UK.

Number of Directors in Remuneration Bands

Remuneration Bands	2004	2003
US$2,650,000 to US$2,799,999	1	–
US$2,350,000 to US$2,499,999	1	–
US$1,750,000 to US$1,899,999	–	1
US$1,300,000 to US$1,449,999	–	1
US$100,000 to US$249,999	2	3
Below US$100,000	11	10
	15	**15**

Remuneration Bands for the Directors of the Company

For the Financial Year Ended 31 December 2004	US$2,650,000 to US$2,799,999	US$2,350,000 to US$2,499,999	US$100,000 to US$249,999	Below US$100,000
Cheng Wai Keung			○	
Friedbert Malt			○	
Ang Kong Hua				○
David Lim Tik En	○			
Lim How Teck		○		
Dirk Goedhart (Retired on 31 December 2003)				○
Wee Chow Hou (Retired on 20 April 2004)				○
Lock Sai Hung				○
Yasumasa Mizushima				○
Timothy James Rhein				○
James Connal Scotland Rankin				○
Willie Cheng Jue Hiang				○
Gan Chee Yen				○
Robert Holland, Jr				○
Christopher Lau Loke Sam				○

The total Directors' Remuneration disclosed under the Financial Report is computed based on the cost incurred by the Group whereas the above remuneration bands of the Directors of the Company is derived based on the assumptions as detailed as below:

1. Remuneration for Executive Directors includes Base Salary, Performance Bonus, Share Options, Performance Shares, Gratuity, Allowances and Benefits while that for Non-Executive Directors includes Directors' Fees and Share Options.
2. Variable Incentives (i.e. Performance Bonus, Share Options and Performance Shares) relates to payments/awards for the performance year even though the actual compensation may be realised in different calendar years.
3. Share Options value is based on the Trinomial Option Valuation Method.
4. Performance Shares value is based on a specified value determined at the end of the performance year 2004. That value is converted into a number of shares based on average closing share price over the five trading days following the third day of the announcement of the financial year 2004 annual results.
5. Benefits are based on cost to the Group. They include expatriate costs and tax equalisation costs where applicable. Tax equalisation costs are derived based on best estimates of taxable income, pending the final tax assessment.
6. Severance and redundancy costs are not included in Remuneration.

Remuneration Bands for the Top Five Key Management Staff who are not also Directors of the Company

For the Financial Year Ended 31 December 2004	US$1,750,000 to US$1,899,999	US$1,300,000 to US$1,449,999	US$1,150,000 to US$1,299,999
Ronald Widdows	○		
Hans Mueller-Hickler		○	
Koay Peng Yen		○	
David Appleton			○
Brian Lutt			○

NOTES:

1. Remuneration includes Base Salary, Performance Bonus, Share Options, Performance Shares, Allowances and Benefits.
2. Variable Incentives (i.e. Performance Bonus, Share Options and Performance Shares) relates to payments/awards for the performance year even though the actual compensation may be realised in different calendar years.
3. Share Options value is based on the Trinomial Option Valuation Method.
4. Performance Shares value is based on a specified value determined at the end of the performance year 2004. That value is converted into a number of shares based on average closing share price over the five trading days following the third day of the announcement of the financial year 2004 annual results.
5. Benefits are based on cost to the Group. They include expatriate costs and tax equalisation costs where applicable. Tax equalisation costs are derived based on best estimates of taxable income, pending the final tax assessment.
6. Severance and redundancy costs are not included in Remuneration.

Financial Review

Contents

The Directors present their report to the members together with the audited financial statements of the Group and the balance sheet and statement of changes in equity of the Company, expressed in United States Dollars, for the financial year ended 31 December 2004.

Directors

The Directors of the Company in office at the date of this report are:

Cheng Wai Keung	*(Chairman)*
Friedbert Malt	*(Vice Chairman)*
Ang Kong Hua	*(Vice Chairman)*
David Lim Tik En	*(Group President & Chief Executive Officer)*
Lim How Teck	*(Group Chief Financial Officer)*
Lock Sai Hung	
Timothy James Rhein	
Yasumasa Mizushima	
James Connal Scotland Rankin	
Willie Cheng Jue Hiang	
Gan Chee Yen	
Robert Holland, Jr	
Christopher Lau Loke Sam	*(Appointed on 18 May 2004)*

NEPTUNE ORIENT LINES LIMITED
(Incorporated in Singapore. Registration Number: 196800632D)

AND ITS SUBSIDIARIES

DIRECTORS' REPORT

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004

The Directors present their report to the members together with the audited financial statements of the Group and the balance sheet and statement of changes in equity of the Company, expressed in United States Dollars, for the financial year ended 31 December 2004.

Directors

The Directors of the Company in office at the date of this report are:

Cheng Wai Keung	*(Chairman)*
Friedbert Malt	*(Vice Chairman)*
Ang Kong Hua	*(Vice Chairman)*
David Lim Tik En	*(Group President & Chief Executive Officer)*
Lim How Teck	*(Group Chief Financial Officer)*
Lock Sai Hung	
Timothy James Rhein	
Yasumasa Mizushima	
James Connal Scotland Rankin	
Willie Cheng Jue Hiang	
Gan Chee Yen	
Robert Holland, Jr	
Christopher Lau Loke Sam	*(Appointed on 18 May 2004)*

Share Options and Performance Shares

At an Extraordinary General Meeting held on 20 April 2004, shareholders approved the proposed modifications to the NOL Share Option Plan ("NOL SOP"). The main changes were to clarify the legal position of the NOL SOP between the Company and Grantees, and to give more discretion to the Executive Resource and Compensation Committee ("ERCC") in the event of the death or termination of employment of a Grantee. These changes were applicable to both options already granted and future grants.

The provisions of the NOL SOP took into account the current Companies Act and guidelines by the Singapore Exchange Securities Trading Limited ("SGX-ST") on options eligibility, grant period, validity period and the size of options under the NOL SOP.

On 3 August 2004, Temasek Holdings (Private) Limited ("Temasek"), through its subsidiary Lentor Investments Pte. Ltd. ("Lentor"), announced that it intended to make a mandatory conditional cash offer ("Offer") for all of the issued ordinary shares in the capital of the Company. The Offer became unconditional on 15 September 2004 when Temasek and its subsidiaries successfully acquired more than 50% of the Company's shares. Based on the rules of the NOL SOP, all previously unvested options granted became vested on the same day. Options unexercised within six months from 15 September 2004 would subsequently lapse on 15 March 2005.

The shareholders also approved the adoption of the 2004 Performance Share Plan ("PSP") at the Extraordinary General Meeting held on 20 April 2004 (subject to clarifying remarks from the Chairman to be incorporated in the rule plan) to replace the existing PSP. The main aim of the 2004 PSP was to provide the Company with greater flexibility in implementing a performance-based share incentive programme. The final 2004 PSP was approved by the ERCC on 28 July 2004. The changes did not affect the rights of the participants previously awarded performance shares under the old plan.

Based on the 2004 PSP, the awards of performance shares were conditional upon the Group meeting or exceeding a financial target condition during the performance period and also conditional on the participants meeting their performance conditions. Awarded shares would be released based on an approved vesting schedule by the ERCC. Non-Executive Directors are not eligible under the PSP.

Share Options and Performance Shares (continued)

Details of options granted, adjusted, exercised and cancelled (due to staff resignation, expiry of options or option holders' acceptance of the Offer made by Lentor) under the NOL SOP during the financial year were as follows:

Share Options	(a)	(b)	(c)	(d)	(e)	(f)
Date option granted	13/04/99	01/10/99	03/05/00	19/10/00	26/03/01	19/10/01
Exercise period[1]						
From	13/04/00	01/10/00	03/05/01	19/10/01	26/03/02	19/10/02
To	12/04/04	30/09/04	14/03/05	14/03/05	14/03/05	14/03/05
Exercise price per option	S$1.00	S$2.05	S$1.52	S$1.37	S$1.30	S$1.00
Number of options outstanding as at 27 December 2003	421,157	832,500	1,625,000	6,722,000	93,000	270,000
During the financial year						
- Options granted	--	--	--	--	--	--
- Options exercised	(420,377)	(672,500)	(1,222,000)	(4,494,000)	(93,000)	(170,000)
- Options cancelled	(780)	(160,000)	(392,500)	(2,086,000)	--	(30,000)
Balance as at 31 December 2004	--	--	10,500	142,000	--	70,000
Directors' Interests:						
31 December 2004						
- Cheng Wai Keung	--	--	--	--	--	40,000
- Friedbert Malt	--	--	--	--	--	--
- Ang Kong Hua	--	--	--	--	--	--
- David Lim Tik En	--	--	--	--	--	--
- Lim How Teck	--	--	--	--	--	--
- Lock Sai Hung	--	--	--	--	--	--
- Timothy James Rhein	--	--	--	--	--	--
- Yasumasa Mizushima	--	--	--	--	--	--
- James Connal Scotland Rankin	--	--	--	--	--	--
- Willie Cheng Jue Hiang	--	--	--	--	--	--
- Gan Chee Yen	--	--	--	--	--	--
- Robert Holland, Jr	--	--	--	--	--	--
- Christopher Lau Loke Sam	--	--	--	--	--	--

[1] Following the acquisition of more than 50% of the Company's shares on 15 September 2004 by Temasek and its subsidiaries, all previously unvested options granted became vested on the same day, in accordance with the rules of the NOL SOP. In addition, options unexercised within six months from 15 September 2004 would subsequently lapse on 15 March 2005. As a result, options granted on the same date with different option terms would now have the same exercise periods.

[2] As at 31 December 2004, there were 30,000 options exercised but for which shares have yet to be allotted.

[3] These include 15,419,530 options which had been cancelled due to option holders' acceptance of the Offer made by Lentor.

(g)	(h)	(i)	(j)	(k)	(l)	(m)	(n)	Total
19/10/01	18/10/02	07/11/02	19/12/02	17/11/03	17/11/03	31/12/04	31/12/04	
19/10/02	18/10/03	07/11/03	19/12/03	15/09/04	15/09/04	31/12/05	31/12/05	
14/03/05	14/03/05	14/03/05	14/03/05	14/03/05	14/03/05	30/12/09	30/12/14	
S$1.00	S$1.00	S$1.00	S$1.00	S$2.14	S$2.14	S$2.98	S$2.98	
8,075,500	10,268,000	3,245,000	320,000	430,000	12,445,000	--	--	44,747,157
--	--	--	--	--	--	641,000	17,104,000	17,745,000
(5,377,500)	(7,314,970)	(2,570,000)	(180,000)	(30,000)	(2,107,000)	--	--	(24,651,347)[2]
(2,620,000)	(2,675,530)	(675,000)	--	(150,000)	(9,320,000)	--	--	(18,109,810)[3]
78,000	277,500	--	140,000	250,000	1,018,000	641,000	17,104,000	19,731,000
--	--	--	80,000	80,000	--	129,000	--	329,000
--	--	--	--	40,000	--	64,000	--	104,000
--	--	--	--	40,000	--	64,000	--	104,000
--	--	--	--	--	--	--	560,000	560,000
--	--	--	--	--	--	--	373,000	373,000
--	--	--	--	--	--	48,000	--	48,000
--	--	--	--	--	--	48,000	--	48,000
--	--	--	30,000	30,000	--	48,000	--	108,000
--	--	--	30,000	30,000	--	48,000	--	108,000
--	--	--	--	30,000	--	48,000	--	78,000
--	--	--	--	--	--	48,000	--	48,000
--	--	--	--	--	--	48,000	--	48,000
--	--	--	--	--	--	48,000	--	48,000

Share Options and Performance Shares (continued)

Details of options granted, adjusted, exercised and cancelled (due to staff resignation or expiry of options) under the NOL SOP during the last financial year were as follows:

Share Options	**(a)**	**(b)**	**(c)**	**(d)**	**(e)**	**(f)**
Date option granted	13/04/98	08/10/98	13/04/99	01/10/99	03/05/00	19/10/00
Exercise period						
From	13/04/99	08/10/99	13/04/00	01/10/00	03/05/01	19/10/01
To	12/04/03	07/10/03	12/04/04	30/09/04	02/05/10	18/10/10
Exercise price per option	S$1.00	S$1.00	S$1.00	S$2.05	S$1.52	S$1.37
Number of options outstanding as at 28 December 2002	575,307	805,522	1,183,714	1,077,500	2,472,500	10,974,000
During the financial year						
- Options granted	--	--	--	--	--	--
- Options exercised	(116,013)	(779,352)	(736,777)	(195,000)	(605,000)	(3,052,000)
- Options cancelled	(459,294)	(26,170)	(25,780)	(50,000)	(242,500)	(1,200,000)
Balance as at 26 December 2003	--	--	421,157	832,500	1,625,000	6,722,000
Directors' Interests:						
26 December 2003						
- Cheng Wai Keung	--	--	--	--	--	--
- Friedbert Malt	--	--	--	--	--	--
- Ang Kong Hua	--	--	--	--	--	--
- David Lim Tik En	--	--	--	--	--	--
- Lim How Teck	--	--	--	75,000	100,000	350,000
- Robert Chua Teck Chew	--	--	--	--	--	--
- Dirk Goedhart	--	--	--	--	--	--
- Wee Chow Hou	--	--	--	--	--	--
- Lock Sai Hung	--	--	--	--	--	--
- Timothy James Rhein	--	--	77,343	75,000	75,000	125,000
- Yasumasa Mizushima	--	--	--	--	--	--
- James Connal Scotland Rankin	--	--	--	--	--	--
- Willie Cheng Jue Hiang	--	--	--	--	--	--
- Gan Chee Yen	--	--	--	--	--	--

4 As at 26 December 2003, there were 34,500 options exercised but for which shares have yet to be allotted.

(g)	(h)	(i)	(j)	(k)	(l)	(m)	(n)	Total
26/03/01	19/10/01	19/10/01	18/10/02	07/11/02	19/12/02	17/11/03	17/11/03	
26/03/02	19/10/02	19/10/02	18/10/03	07/11/03	19/12/03	17/11/04	17/11/04	
25/03/11	18/10/06	18/10/11	17/10/12	06/11/12	18/12/07	16/11/08	16/11/13	
S$1.30	S$1.00	S$1.00	S$1.00	S$1.00	S$1.00	S$2.14	S$2.14	
862,000	300,000	16,130,000	13,275,000	4,000,000	320,000	--	--	51,975,543
--	--	--	--	--	--	430,000	12,445,000	12,875,000
(285,000)	(30,000)	(5,815,500)	(1,899,000)	(405,000)	--	--	--	(13,918,642)[4]
(484,000)	--	(2,239,000)	(1,108,000)	(350,000)	--	--	--	(6,184,744)
93,000	270,000	8,075,500	10,268,000	3,245,000	320,000	430,000	12,445,000	44,747,157
--	40,000	--	--	--	80,000	80,000	--	200,000
--	30,000	--	--	--	30,000	40,000	--	100,000
--	--	--	--	--	--	40,000	--	40,000
--	--	--	--	--	--	--	600,000	600,000
--	--	400,000	--	400,000	--	--	300,000	1,625,000
--	30,000	--	--	--	30,000	30,000	--	90,000
--	30,000	--	--	--	30,000	30,000	--	90,000
--	--	--	--	--	30,000	30,000	--	60,000
--	--	--	--	--	30,000	30,000	--	60,000
--	--	--	--	--	30,000	30,000	--	412,343
--	--	--	--	--	30,000	30,000	--	60,000
--	--	--	--	--	30,000	30,000	--	60,000
--	--	--	--	--	--	30,000	--	30,000
--	--	--	--	--	--	30,000	--	30,000

Share Options and Performance Shares (continued)

The Directors' interests in the share options of the Company as at 21 January 2005 were the same as at 31 December 2004, except for Cheng Wai Keung and Yasumasa Mizushima, whose holdings registered in their own names were 129,000 share options and 48,000 share options respectively.

Pursuant to provisions of the Listing Manual of the SGX-ST and the Singapore Companies Act, in addition to information disclosed elsewhere in the report, it is reported that:

(i) The Executive Resource and Compensation Committee currently comprises four Non-Executive Directors: James Connal Scotland Rankin (Chairman), Cheng Wai Keung, Friedbert Malt and Lock Sai Hung.

(ii) Except as disclosed on pages 48 and 49, no other options were granted by the Company or any subsidiary during the financial year and there were no other unissued shares under option at the end of the financial year.

(iii) Except for Gan Chee Yen, who is a senior executive of Temasek, there are no further options granted to controlling shareholders or their associates, or directors and employees of the parent group.

(iv) No employee has received 5% or more of the total number of options available under the NOL SOP.

(v) No options have been granted at a discount during the financial year.

If the Group had determined compensation expenses at the grant date for its share options based on the fair value method, the Group's net profit would have been decreased by US$7.8 million (2003: US$4.4 million). The estimated fair value of options, derived using the Trinomial option-pricing model, would be amortised over the one-year average vesting period of the options.

Subject to the terms and conditions of the PSP, the following table sets forth the number of performance shares awarded, vested and cancelled during the financial year 2004:

Performance Shares	(i)	(ii)	(iii)	(iv)	Total
Performance period					
From	30/12/00	29/12/01	28/12/02	27/12/03	
To	28/12/01	27/12/02	26/12/03	31/12/04[6]	
Number of shares outstanding at beginning of financial year 2004	450,000	--	--	--	450,000
During financial year 2004					
- Shares awarded	--	--	--	--	--
- Shares vested	(450,000)[5]	--	--	--	(450,000)
- Shares cancelled	--	--	--	--	--
Outstanding balance at end of financial year 2004	--	--	--	--	--
Directors' Interests:					
Lim How Teck					
- 26 December 2003	150,000	--	--	--	150,000
- 31 December 2004	--	--	--	--	--

5 These performance shares were vested on 31 December 2004.

6 Performance shares will be awarded after the announcement of the financial year 2004 annual results, upon review and approval by the ERCC.

Arrangements to Enable Directors to Acquire Shares and Debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, other than as disclosed under "Share Options and Performance Shares" on pages 47 to 52.

Directors' Interests in Shares or Debentures

According to the register of Directors' shareholdings, none of the Directors holding office at the end of the financial year has any interest in the share capital or debentures of the Company except as follows:

	Ordinary shares of S$1.00 each			
	Holdings registered in name of Director or nominee		Holdings in which a Director is deemed to have an interest	
	At 31/12/04	At 27/12/03 or date of appointment, if later	At 31/12/04	At 27/12/03 or date of appointment, if later
Cheng Wai Keung	50,000	50,000	--	--
David Lim Tik En	140,000	--	--	--
Lim How Teck	151,089	781,089	--	--
Willie Cheng Jue Hiang	--	--	5,000	5,000
Robert Holland, Jr	10,000	--	--	--

Details of the Directors' interests in the share options granted under the NOL SOP and performance shares awarded under the PSP have been separately disclosed under "Share Options and Performance Shares" on pages 47 to 52.

The Directors' interests in the share capital of the Company as at 21 January 2005 were the same as at 31 December 2004, except for Cheng Wai Keung and Lim How Teck, whose holdings registered in their own names were 250,000 shares and 1,089 shares respectively.

According to the register of Directors' shareholdings, none of the Directors holding office at the end of the financial year has any interest in the share capital or debentures of related corporations except as follows:

	Holdings registered in name of Director or nominee	Holdings in which a Director is deemed to have an interest
	At 31/12/04	At 31/12/04
CapitaLand Limited		
Ordinary shares of S$1.00 each		
Cheng Wai Keung *	--	75,000
Options to subscribe for ordinary shares of S$1.00 each		
Cheng Wai Keung *		
- Exercisable at S$2.10 per share between 12/6/01 to 11/6/05	53,850	--
- Exercisable at S$2.02 per share between 19/6/02 to 18/6/06	50,000	--
- Exercisable at S$1.32 per share between 11/5/03 to 10/5/07	50,000	--
- Exercisable at S$1.00 per share between 1/3/04 to 28/2/08	52,800	--
- Exercisable at S$1.33 per share between 27/2/05 to 26/2/09	40,000	--
Gan Chee Yen		
- Exercisable at S$1.91 per share between 13/6/01 to 11/6/10	26,925	--
- Exercisable at S$1.19 per share between 11/5/03 to 10/5/12	18,000	--
- Exercisable at S$1.00 per share between 1/3/04 to 28/2/13	23,940	--
CapitaMall Trust Management Limited		
Unit Holdings in CapitaMall Trust		
Gan Chee Yen	165,000	--
Chartered Semiconductor Manufacturing Ltd		
Ordinary shares of S$0.26 each		
Willie Cheng Jue Hiang *	--	15,000
Gan Chee Yen	25,000	--

* Updated disclosures

Directors' Interests in Shares or Debentures (continued)

	Holdings registered in name of Director or nominee At 31/12/04	Holdings in which a Director is deemed to have an interest At 31/12/04
Eugenics Ltd		
Ordinary shares of S$0.01 each		
Gan Chee Yen	30,000	--
Raffles Holdings Limited		
Ordinary shares of S$0.50 each		
Cheng Wai Keung *	30,000	--
Gan Chee Yen	6,000	--
Options to subscribe for ordinary shares of S$0.50 each		
Cheng Wai Keung *		
- Exercisable at S$0.33 per share between 16/8/02 to 15/8/06	100,000	--
- Exercisable at S$0.33 per share between 16/8/03 to 15/8/07	100,000	--
- Exercisable at S$0.33 per share between 9/7/04 to 8/7/08	100,000	--
- Exercisable at S$0.428 per share between 1/3/05 to 28/2/09	120,000	--
SembCorp Industries Limited		
Options to subscribe for ordinary shares of S$0.25 each		
Gan Chee Yen		
- Exercisable at S$1.99 per share between 27/6/01 to 26/6/10	6,000	--
- Exercisable at S$1.55 per share between 20/4/02 to 19/4/11	5,000	--
- Exercisable at S$1.59 per share between 8/5/03 to 7/5/12	3,000	--
- Exercisable at S$0.98 per share between 18/10/03 to 17/10/12	3,000	--
SembCorp Logistics Limited		
Ordinary shares of S$0.25 each		
David Lim Tik En	--	5,000
SembCorp Marine Ltd		
Ordinary shares of S$0.10 each		
Lock Sai Hung	10,000	--
Singapore Airlines Limited		
Ordinary shares of S$0.50 each		
David Lim Tik En	--	400
Gan Chee Yen	--	10,000
Singapore Computer Systems Limited		
Ordinary shares of S$0.25 each		
Willie Cheng Jue Hiang *	--	125,000
Singapore Food Industries Limited		
Ordinary shares of S$0.05 each		
Lock Sai Hung	37,000	--
Gan Chee Yen	11,000	--
Singapore Technologies Engineering Ltd		
Ordinary shares of S$0.10 each		
David Lim Tik En	--	6,000
Lock Sai Hung	--	120,000
Willie Cheng Jue Hiang *	--	20,000
Gan Chee Yen	336,396	--

* Updated disclosures

	Holdings registered in name of Director or nominee At 31/12/04	Holdings in which a Director is deemed to have an interest At 31/12/04
Singapore Telecommunications Limited		
Ordinary shares of S$0.15 each		
Cheng Wai Keung *	1,620	1,620
Ang Kong Hua *	1,430	--
David Lim Tik En *	1,690	3,000
Lim How Teck	1,690	1,430
Lock Sai Hung	245,900	264,830
Willie Cheng Jue Hiang *	14,119	80,900
Gan Chee Yen	1,560	1,430
Christopher Lau Loke Sam	1,560	--
SNP Corporation Ltd		
Ordinary shares of S$0.50 each		
Willie Cheng Jue Hiang *	10,000	--
Starhub Ltd		
Ordinary shares of S$0.10 each		
Willie Cheng Jue Hiang *	--	10,000
Gan Chee Yen	20,000	--
STT Communications Ltd		
Options to subscribe for ordinary shares of S$0.50 each		
Gan Chee Yen		
- Exercisable at S$0.92 per share between 28/4/02 to 27/4/11	5,000	--
- Exercisable at S$0.50 per share between 24/11/02 to 23/11/11	5,000	--
- Exercisable at S$0.50 per share between 29/6/03 to 28/6/12	8,000	--
The Ascott Group Limited		
Options to subscribe for ordinary shares of S$0.20 each		
Gan Chee Yen		
- Exercisable at S$0.37 per share between 21/12/01 to 20/12/10	11,000	--
- Exercisable at S$0.32 per share between 30/6/02 to 29/6/11	8,000	--
- Exercisable at S$0.353 per share between 5/5/03 to 4/5/12	8,000	--
Trusted Board Ltd		
Options to subscribe for ordinary shares of S$1.00 each		
Gan Chee Yen		
- Exercisable at S$1.00 per share between 7/6/04 to 6/6/08	3,000	--
Vertex Technology Fund Ltd		
Ordinary shares of US$1.00 each		
Gan Chee Yen	20	--
Vertex Technology Fund (II) Ltd		
Ordinary shares of US$1.00 each		
Gan Chee Yen	20	--
Redeemable preference shares of US$0.01 each		
Gan Chee Yen	20	--

The Directors' interests in the share capital and share options of the related corporations as at 21 January 2005 were the same as at 31 December 2004, except for Lock Sai Hung, whose direct holding in Singapore Telecommunications Limited registered in his own name was 345,900 shares, Willie Cheng Jue Hiang, whose deemed holding in Singapore Telecommunications Limited was 60,900 shares and David Lim Tik En, whose deemed holdings in SembCorp Logistics Limited and Singapore Technologies Engineering Ltd were nil. *

The related corporations are related to the Company by virtue of a common holding company, Temasek, which together with its subsidiaries, acquired more than 50% of the Company's shares during the financial year 2004. Accordingly, the Directors' interests in the share capital and share options of the related corporations as at 27 December 2003 or date of appointment, if later, are not applicable in the above disclosure.

* Updated disclosures

Directors' Contractual Benefits

Replacement rights, which are cash settled, are awarded to key executives conditional upon the participants meeting their performance conditions. From the end of the performance period, 50% of the replacement rights awarded will vest after two years, and the remaining 50% after three years. Details of replacement rights awarded to Executive Directors and employees are as follows:

Replacement Rights	
Performance period [7]	
From	29/12/01
To	26/12/03
Number of rights outstanding at beginning of financial year 2004	--
During financial year 2004	
- Rights awarded	2,574,000
- Rights vested	--
- Rights cancelled	(183,000)
Outstanding balance at end of financial year 2004	2,391,000
Directors' Interests:	
31 December 2004	
- David Lim Tik En	300,000
- Lim How Teck	450,000

7 For key executives who were not eligible during the period 29 December 2001 to 27 December 2002, their performance period started from 28 December 2002 instead.

Gan Chee Yen has an employment relationship with the holding company and has received remuneration in that capacity.

Since the end of the previous financial year, no Director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except as disclosed in the financial statements and in this report.

Audit Committee

At the date of this report, the Audit Committee ("AC") comprises four members, all of whom are non-executive and possess the relevant financial management expertise or experience. They are Willie Cheng Jue Hiang (Chairman), Lock Sai Hung, Gan Chee Yen and Christopher Lau Loke Sam (appointed 18 May 2004). Except for Mr Gan, all members are independent.

The AC is authorised by the Board of Directors ("Board") to investigate any activity within its terms of reference. It has an unrestricted access to any information relating to the Group, to both the internal and external auditors, and to the Management and employees of the Group. It has full discretion to invite any Director or Executive officer to attend its meetings. It is also authorised by the Board to obtain external legal or other independent professional advice as necessary and at the expense of the Group.

The AC carried out its functions in accordance with Section 201B(5) of the Singapore Companies Act, including the following:

(i) Reviewing with the external auditors the audit plan, the evaluation of the internal accounting controls, the audit reports and any matters which the external auditors wish to discuss (in the absence of Management, where necessary);
(ii) Reviewing with the internal auditors the internal audit plan, the scope and the results of internal audit procedures and their evaluation of the overall internal control systems;
(iii) Calling for and reviewing any internal investigation into cases of fraud and/or significant irregularities and submitting its findings to the Board as deemed necessary;
(iv) Making recommendations to the Board on the appointment of external auditors and their audit fee;
(v) Reviewing and approving the appointment, replacement, reassignment or the dismissal of internal auditors;
(vi) Monitoring Interested Person Transactions and conflict of interest situations that may arise within the Group including any transaction, procedure or course of action that raises questions of management integrity. The AC is also required to ensure that Directors report such transactions quarterly via SGX-ST quarterly announcements and annually to shareholders via the Annual Report;
(vii) Reviewing quarterly reporting to SGX-ST and year-end annual financial statements of the Group before submission to the Board, focusing on:
  - going concern assumption
  - compliance with accounting standards and regulatory requirements
  - any changes in accounting policies and practices
  - significant issues arising from the audit
  - major judgmental areas; and
(viii) Undertaking any other functions agreed by the AC and the Board.

The AC has nominated PricewaterhouseCoopers for re-appointment as auditors of the Company at the forthcoming Annual General Meeting. The AC conducts an annual review of the independence and objectivity of the external auditors, PricewaterhouseCoopers. For the financial year 2004, the AC undertook a review of the volume of non-audit services provided by the external auditors to assess whether the nature and extent of those services might prejudice the independence and objectivity of the auditors before confirming its re-nomination. The AC was satisfied that such services did not affect the independence of the external auditors. The AC also reviewed the cost-effectiveness of the audit conducted by the external auditors.

The AC convened four meetings during the financial year with full attendance from all members, except for one where a member was absent. In attendance at these meetings were the Group Chief Financial Officer, Group Controller and Internal Auditor. The external auditors attend these meetings, where required.

AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to accept re-appointment.

On behalf of the Directors

(signed)
Cheng Wai Keung
Director

(signed)
David Lim Tik En
Director

Singapore, 14 February 2005

Statement by Directors

In the opinion of the Directors,

(a) the balance sheet and statement of changes in equity of the Company and the consolidated financial statements of the Group as set out on pages 60 to 140 are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group at 31 December 2004, changes in equity of the Company and of the Group and of the results of the business and cash flows of the Group for the financial year then ended; and

(b) at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Directors

(signed)
Cheng Wai Keung
Director

(signed)
David Lim Tik En
Director

Singapore, 14 February 2005

Share Options and Performance Shares

At an Extraordinary General Meeting held on 20 April 2004, shareholders approved the proposed modifications to the NOL Share Option Plan ("NOL SOP"). The main changes were to clarify the legal position of the NOL SOP between the Company and Grantees, and to give more discretion to the Executive Resource and Compensation Committee ("ERCC") in the event of the death or termination of employment of a Grantee. These changes were applicable to both options already granted and future grants.

The provisions of the NOL SOP took into account the current Companies Act and guidelines by the Singapore Exchange Securities Trading Limited ("SGX-ST") on options eligibility, grant period, validity period and the size of options under the NOL SOP.

On 3 August 2004, Temasek Holdings (Private) Limited ("Temasek"), through its subsidiary Lentor Investments Pte. Ltd. ("Lentor"), announced that it intended to make a mandatory conditional cash offer ("Offer") for all of the issued ordinary shares in the capital of the Company. The Offer became unconditional on 15 September 2004 when Temasek and its subsidiaries successfully acquired more than 50% of the Company's shares. Based on the rules of the NOL SOP, all previously unvested options granted became vested on the same day. Options unexercised within six months from 15 September 2004 would subsequently lapse on 15 March 2005.

The shareholders also approved the adoption of the 2004 Performance Share Plan ("PSP") at the Extraordinary General Meeting held on 20 April 2004 (subject to clarifying remarks from the Chairman to be incorporated in the rule plan) to replace the existing PSP. The main aim of the 2004 PSP was to provide the Company with greater flexibility in implementing a performance-based share incentive programme. The final 2004 PSP was approved by the ERCC on 28 July 2004. The changes did not affect the rights of the participants previously awarded performance shares under the old plan.

Based on the 2004 PSP, the awards of performance shares were conditional upon the Group meeting or exceeding a financial target condition during the performance period and also conditional on the participants meeting their performance conditions. Awarded shares would be released based on an approved vesting schedule by the ERCC. Non-Executive Directors are not eligible under the PSP.

Share Options and Performance Shares (continued)

Details of options granted, adjusted, exercised and cancelled (due to staff resignation, expiry of options or option holders' acceptance of the Offer made by Lentor) under the NOL SOP during the financial year were as follows:

Share Options	(a)	(b)	(c)	(d)	(e)	(f)
Date option granted	13/04/99	01/10/99	03/05/00	19/10/00	26/03/01	19/10/01
Exercise period[1]						
From	13/04/00	01/10/00	03/05/01	19/10/01	26/03/02	19/10/02
To	12/04/04	30/09/04	14/03/05	14/03/05	14/03/05	14/03/05
Exercise price per option	S$1.00	S$2.05	S$1.52	S$1.37	S$1.30	S$1.00
Number of options outstanding as at 27 December 2003	421,157	832,500	1,625,000	6,722,000	93,000	270,000
During the financial year						
– Options granted	–	–	–	–	–	–
– Options exercised	(420,377)	(672,500)	(1,222,000)	(4,494,000)	(93,000)	(170,000)
– Options cancelled	(780)	(160,000)	(392,500)	(2,086,000)	–	(30,000)
Balance as at 31 December 2004	–	–	10,500	142,000	–	70,000
Directors' Interests:						
31 December 2004						
– Cheng Wai Keung	–	–	–	–	–	40,000
– Friedbert Malt	–	–	–	–	–	–
– Ang Kong Hua	–	–	–	–	–	–
– David Lim Tik En	–	–	–	–	–	–
– Lim How Teck	–	–	–	–	–	–
– Lock Sai Hung	–	–	–	–	–	–
– Timothy James Rhein	–	–	–	–	–	–
– Yasumasa Mizushima	–	–	–	–	–	–
– James Connal Scotland Rankin	–	–	–	–	–	–
– Willie Cheng Jue Hiang	–	–	–	–	–	–
– Gan Chee Yen	–	–	–	–	–	–
– Robert Holland, Jr	–	–	–	–	–	–
– Christopher Lau Loke Sam	–	–	–	–	–	–

1 Following the acquisition of more than 50% of the Company's shares on 15 September 2004 by Temasek and its subsidiaries, all previously unvested options granted became vested on the same day, in accordance with the rules of the NOL SOP. In addition, options unexercised within six months from 15 September 2004 would subsequently lapse on 15 March 2005. As a result, options granted on the same date with different option terms would now have the same exercise periods.

2 As at 31 December 2004, there were 30,000 options exercised but for which shares have yet to be allotted.

3 These include 15,419,530 options which had been cancelled due to option holders' acceptance of the Offer made by Lentor.

(g)	(h)	(i)	(j)	(k)	(l)	(m)	(n)	Total
19/10/01	18/10/02	07/11/02	19/12/02	17/11/03	17/11/03	31/12/04	31/12/04	
19/10/02	18/10/03	07/11/03	19/12/03	15/09/04	15/09/04	31/12/05	31/12/05	
14/03/05	14/03/05	14/03/05	14/03/05	14/03/05	14/03/05	30/12/09	30/12/14	
S$1.00	S$1.00	S$1.00	S$1.00	S$2.14	S$2.14	S$2.98	S$2.98	
8,075,500	10,268,000	3,245,000	320,000	430,000	12,445,000	–	–	44,747,157
–	–	–	–	–	–	641,000	17,104,000	17,745,000
(5,377,500)	(7,314,970)	(2,570,000)	(180,000)	(30,000)	(2,107,000)	–	–	(24,651,347)[2]
(2,620,000)	(2,675,530)	(675,000)	–	(150,000)	(9,320,000)	–	–	(18,109,810)[3]
78,000	277,500	–	140,000	250,000	1,018,000	641,000	17,104,000	19,731,000
–	–	–	80,000	80,000	–	129,000	–	329,000
–	–	–	–	40,000	–	64,000	–	104,000
–	–	–	–	40,000	–	64,000	–	104,000
–	–	–	–	–	–	–	560,000	560,000
–	–	–	–	–	–	–	373,000	373,000
–	–	–	–	–	–	48,000	–	48,000
–	–	–	–	–	–	48,000	–	48,000
–	–	–	30,000	30,000	–	48,000	–	108,000
–	–	–	30,000	30,000	–	48,000	–	108,000
–	–	–	–	30,000	–	48,000	–	78,000
–	–	–	–	–	–	48,000	–	48,000
–	–	–	–	–	–	48,000	–	48,000
–	–	–	–	–	–	48,000	–	48,000

Share Options and Performance Shares (continued)

Details of options granted, adjusted, exercised and cancelled (due to staff resignation or expiry of options) under the NOL SOP during the last financial year were as follows:

Share Options	(a)	(b)	(c)	(d)	(e)	(f)
Date option granted	13/04/98	08/10/98	13/04/99	01/10/99	03/05/00	19/10/00
Exercise period						
From	13/04/99	08/10/99	13/04/00	01/10/00	03/05/01	19/10/01
To	12/04/03	07/10/03	12/04/04	30/09/04	02/05/10	18/10/10
Exercise price per option	S$1.00	S$1.00	S$1.00	S$2.05	S$1.52	S$1.37
Number of options outstanding as at 28 December 2002	575,307	805,522	1,183,714	1,077,500	2,472,500	10,974,000
During the financial year						
– Options granted	–	–	–	–	–	–
– Options exercised	(116,013)	(779,352)	(736,777)	(195,000)	(605,000)	(3,052,000)
– Options cancelled	(459,294)	(26,170)	(25,780)	(50,000)	(242,500)	(1,200,000)
Balance as at 26 December 2003	–	–	421,157	832,500	1,625,000	6,722,000
Directors' Interests:						
26 December 2003						
– Cheng Wai Keung	–	–	–	–	–	–
– Friedbert Malt	–	–	–	–	–	–
– Ang Kong Hua	–	–	–	–	–	–
– David Lim Tik En	–	–	–	–	–	–
– Lim How Teck	–	–	–	75,000	100,000	350,000
– Robert Chua Teck Chew	–	–	–	–	–	–
– Dirk Goedhart	–	–	–	–	–	–
– Wee Chow Hou	–	–	–	–	–	–
– Lock Sai Hung	–	–	–	–	–	–
– Timothy James Rhein	–	–	77,343	75,000	75,000	125,000
– Yasumasa Mizushima	–	–	–	–	–	–
– James Connal Scotland Rankin	–	–	–	–	–	–
– Willie Cheng Jue Hiang	–	–	–	–	–	–
– Gan Chee Yen	–	–	–	–	–	–

[4] As at 26 December 2003, there were 34,500 options exercised but for which shares have yet to be allotted.

	(g)	(h)	(i)	(j)	(k)	(l)	(m)	(n)	Total
	26/03/01	19/10/01	19/10/01	18/10/02	07/11/02	19/12/02	17/11/03	17/11/03	
	26/03/02	19/10/02	19/10/02	18/10/03	07/11/03	19/12/03	17/11/04	17/11/04	
	25/03/11	18/10/06	18/10/11	17/10/12	06/11/12	18/12/07	16/11/08	16/11/13	
	S$1.30	S$1.00	S$1.00	S$1.00	S$1.00	S$1.00	S$2.14	S$2.14	
	862,000	300,000	16,130,000	13,275,000	4,000,000	320,000	–	–	51,975,543
	–	–	–	–	–	–	430,000	12,445,000	12,875,000
	(285,000)	(30,000)	(5,815,500)	(1,899,000)	(405,000)	–	–	–	(13,918,642)[4]
	(484,000)	–	(2,239,000)	(1,108,000)	(350,000)	–	–	–	(6,184,744)
	93,000	270,000	8,075,500	10,268,000	3,245,000	320,000	430,000	12,445,000	44,747,157
	–	40,000	–	–	–	80,000	80,000	–	200,000
	–	30,000	–	–	–	30,000	40,000	–	100,000
	–	–	–	–	–	–	40,000	–	40,000
	–	–	–	–	–	–	–	600,000	600,000
	–	–	400,000	–	400,000	–	–	300,000	1,625,000
	–	30,000	–	–	–	30,000	30,000	–	90,000
	–	30,000	–	–	–	30,000	30,000	–	90,000
	–	–	–	–	–	30,000	30,000	–	60,000
	–	–	–	–	–	30,000	30,000	–	60,000
	–	–	–	–	–	30,000	30,000	–	412,343
	–	–	–	–	–	30,000	30,000	–	60,000
	–	–	–	–	–	30,000	30,000	–	60,000
	–	–	–	–	–	–	30,000	–	30,000
	–	–	–	–	–	–	30,000	–	30,000

Share Options and Performance Shares (continued)

The Directors' interests in the share options of the Company as at 21 January 2005 were the same as at 31 December 2004, except for Cheng Wai Keung and Yasumasa Mizushima, whose holdings registered in their own names were 129,000 share options and 48,000 share options respectively.

Pursuant to provisions of the Listing Manual of the SGX–ST and the Singapore Companies Act, in addition to information disclosed elsewhere in the report, it is reported that:

(i) The Executive Resource and Compensation Committee currently comprises four Non–Executive Directors: James Connal Scotland Rankin (Chairman), Cheng Wai Keung, Friedbert Malt and Lock Sai Hung.

(ii) Except as disclosed on pages 48 and 49, no other options were granted by the Company or any subsidiary during the financial year and there were no other unissued shares under option at the end of the financial year.

(iii) Except for Gan Chee Yen, who is a senior executive of Temasek, there are no further options granted to controlling shareholders or their associates, or directors and employees of the parent group.

(iv) No employee has received 5% or more of the total number of options available under the NOL SOP.

(v) No options have been granted at a discount during the financial year.

If the Group had determined compensation expenses at the grant date for its share options based on the fair value method, the Group's net profit would have been decreased by US$7.8 million (2003: US$4.4 million). The estimated fair value of options, derived using the Trinomial option-pricing model, would be amortised over the one-year average vesting period of the options.

Subject to the terms and conditions of the PSP, the following table sets forth the number of performance shares awarded, vested and cancelled during the financial year 2004:

Performance Shares	**(i)**	**(ii)**	**(iii)**	**(iv)**	**Total**
Performance period					
From	30/12/00	29/12/01	28/12/02	27/12/03	
To	28/12/01	27/12/02	26/12/03	31/12/04[6]	
Number of shares outstanding at beginning of financial year 2004	450,000	–	–	–	450,000
During financial year 2004					
– Shares awarded	–	–	–	–	–
– Shares vested	(450,000)[5]	–	–	–	(450,000)
– Shares cancelled	–	–	–	–	–
Outstanding balance at end of financial year 2004	–	–	–	–	–
Directors' Interests:					
Lim How Teck					
– 26 December 2003	150,000	–	–	–	150,000
– 31 December 2004	–	–	–	–	–

[5] These performance shares were vested on 31 December 2004.

[6] Performance shares will be awarded after the announcement of the financial year 2004 annual results, upon review and approval by the ERCC.

Arrangements to Enable Directors to Acquire Shares and Debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, other than as disclosed under "Share Options and Performance Shares" on pages 47 to 52.

Directors' Interests in Shares or Debentures

According to the register of Directors' shareholdings, none of the Directors holding office at the end of the financial year has any interest in the share capital or debentures of the Company except as follows:

	Ordinary shares of S$1.00 each			
	Holdings registered in name of Director or nominee		Holdings in which a Director is deemed to have an interest	
	At 31/12/04	At 27/12/03 or date of appointment, if later	At 31/12/04	At 27/12/03 or date of appointment, if later
Cheng Wai Keung	50,000	50,000	–	–
David Lim Tik En	140,000	–	–	–
Lim How Teck	151,089	781,089	–	–
Willie Cheng Jue Hiang	–	–	5,000	5,000
Robert Holland, Jr	10,000	–	–	–

Details of the Directors' interests in the share options granted under the NOL SOP and performance shares awarded under the PSP have been separately disclosed under "Share Options and Performance Shares" on pages 47 to 52.

The Directors' interests in the share capital of the Company as at 21 January 2005 were the same as at 31 December 2004, except for Cheng Wai Keung and Lim How Teck, whose holdings registered in their own names were 250,000 shares and 1,089 shares respectively.

According to the register of Directors' shareholdings, none of the Directors holding office at the end of the financial year has any interest in the share capital or debentures of related corporations except as follows:

	Holdings registered in name of Director or nominee	Holdings in which a Director is deemed to have an interest
	At 31/12/04	At 31/12/04
CapitaLand Limited		
Options to subscribe for ordinary shares of S$1.00 each		
Gan Chee Yen		
– Exercisable at S$1.91 per share between 13/6/01 to 11/6/10	26,925	–
– Exercisable at S$1.19 per share between 11/5/03 to 10/5/12	18,000	–
– Exercisable at S$1.00 per share between 1/3/04 to 28/2/13	23,940	–
CapitaMall Trust Management Limited		
Unit Holdings in CapitaMall Trust		
Gan Chee Yen	165,000	–
Chartered Semiconductor Manufacturing Ltd		
Ordinary shares of S$0.26 each		
Gan Chee Yen	25,000	–

Directors' Interests in Shares or Debentures (continued)

	Holdings registered in name of Director or nominee	Holdings in which a Director is deemed to have an interest
	At 31/12/04	At 31/12/04
Eugenics Ltd		
Ordinary shares of S$0.01 each		
Gan Chee Yen	30,000	–
Raffles Holdings Limited		
Ordinary shares of S$0.50 each		
Gan Chee Yen	6,000	–
SembCorp Industries Limited		
Options to subscribe for ordinary shares of S$0.25 each		
Gan Chee Yen		
– Exercisable at S$1.99 per share between 27/6/01 to 26/6/10	6,000	–
– Exercisable at S$1.55 per share between 20/4/02 to 19/4/11	5,000	–
– Exercisable at S$1.59 per share between 8/5/03 to 7/5/12	3,000	–
– Exercisable at S$0.98 per share between 18/10/03 to 17/10/12	3,000	–
SembCorp Logistics Limited		
Ordinary shares of S$0.25 each		
David Lim Tik En	–	5,000
SembCorp Marine Ltd		
Ordinary shares of S$0.10 each		
Lock Sai Hung	10,000	–
Singapore Airlines Limited		
Ordinary shares of S$0.50 each		
David Lim Tik En	–	400
Gan Chee Yen	–	10,000
Singapore Food Industries Limited		
Ordinary shares of S$0.05 each		
Lock Sai Hung	37,000	–
Gan Chee Yen	11,000	–
Singapore Technologies Engineering Ltd		
Ordinary shares of S$0.10 each		
David Lim Tik En	–	6,000
Lock Sai Hung	–	120,000
Gan Chee Yen	336,396	–
Singapore Telecommunications Limited		
Ordinary shares of S$0.15 each		
David Lim Tik En	–	3,000
Lim How Teck	1,690	1,430
Lock Sai Hung	245,900	264,830
Gan Chee Yen	1,560	1,430
Christopher Lau Loke Sam	1,560	–

	Holdings registered in name of Director or nominee	Holdings in which a Director is deemed to have an interest
	At 31/12/04	At 31/12/04
Starhub Ltd		
Ordinary shares of S$0.10 each		
Gan Chee Yen	20,000	–
STT Communications Ltd		
Options to subscribe for ordinary shares of S$0.50 each		
Gan Chee Yen		
– Exercisable at S$0.92 per share between 28/4/02 to 27/4/11	5,000	–
– Exercisable at S$0.50 per share between 24/11/02 to 23/11/11	5,000	–
– Exercisable at S$0.50 per share between 29/6/03 to 28/6/12	8,000	–
The Ascott Group Limited		
Options to subscribe for ordinary shares of S$0.20 each		
Gan Chee Yen		
– Exercisable at S$0.37 per share between 21/12/01 to 20/12/10	11,000	–
– Exercisable at S$0.32 per share between 30/6/02 to 29/6/11	8,000	–
– Exercisable at S$0.353 per share between 5/5/03 to 4/5/12	8,000	–
Trusted Board Ltd		
Options to subscribe for ordinary shares of S$1.00 each		
Gan Chee Yen		
– Exercisable at S$1.00 per share between 7/6/04 to 6/6/08	3,000	–
Vertex Technology Fund Ltd		
Ordinary shares of US$1.00 each		
Gan Chee Yen	20	–
Vertex Technology Fund (II) Ltd		
Ordinary shares of US$1.00 each		
Gan Chee Yen	20	–
Redeemable preference shares of US$0.01 each		
Gan Chee Yen	20	–

The Directors' interests in the share capital and share options of the related corporations as at 21 January 2005 were the same as at 31 December 2004, except for Lock Sai Hung, whose direct holding in Singapore Telecommunications Limited registered in his own name was 345,900 shares and David Lim, whose deemed holdings in SembCorp Logistics Limited and Singapore Technologies Engineering Ltd were nil.

The related corporations are related to the Company by virtue of a common holding company, Temasek, which together with its subsidiaries, acquired more than 50% of the Company's shares during the financial year 2004. Accordingly, the Directors' interests in the share capital and share options of the related corporations as at 27 December 2003 or date of appointment, if later, are not applicable in the above disclosure.

Directors' Contractual Benefits

Replacement rights, which are cash settled, are awarded to key executives conditional upon the participants meeting their performance conditions. From the end of the performance period, 50% of the replacement rights awarded will vest after two years, and the remaining 50% after three years. Details of replacement rights awarded to Executive Directors and employees are as follows:

Replacement Rights	
Performance period[7]	
From	29/12/01
To	26/12/03
Number of rights outstanding at beginning of financial year 2004	–
During financial year 2004	
– Rights awarded	2,574,000
– Rights vested	–
– Rights cancelled	(183,000)
Outstanding balance at end of financial year 2004	2,391,000
Directors' Interests:	
31 December 2004	
– David Lim Tik En	300,000
– Lim How Teck	450,000

7 For key executives who were not eligible during the period 29 December 2001 to 27 December 2002, their performance period starts from 28 December 2002 instead.

Gan Chee Yen has an employment relationship with the holding company and has received remuneration in that capacity.

Since the end of the previous financial year, no Director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except as disclosed in the financial statements and in this report.

Audit Committee

At the date of this report, the Audit Committee ("AC") comprises four members, all of whom are non-executive and possess the relevant financial management expertise or experience. They are Willie Cheng Jue Hiang (Chairman), Lock Sai Hung, Gan Chee Yen and Christopher Lau Loke Sam (appointed 18 May 2004). Except for Mr Gan, all members are independent.

The AC is authorised by the Board of Directors ("Board") to investigate any activity within its terms of reference. It has an unrestricted access to any information relating to the Group, to both the internal and external auditors, and to the Management and employees of the Group. It has full discretion to invite any Director or Executive officer to attend its meetings. It is also authorised by the Board to obtain external legal or other independent professional advice as necessary and at the expense of the Group.

The AC carried out its functions in accordance with Section 201B(5) of the Singapore Companies Act, including the following:

(i) Reviewing with the external auditors the audit plan, the evaluation of the internal accounting controls, the audit reports and any matters which the external auditors wish to discuss (in the absence of Management, where necessary);
(ii) Reviewing with the internal auditors the internal audit plan, the scope and the results of internal audit procedures and their evaluation of the overall internal control systems;
(iii) Calling for and reviewing any internal investigation into cases of fraud and/or significant irregularities and submitting its findings to the Board as deemed necessary;
(iv) Making recommendations to the Board on the appointment of external auditors and their audit fee;
(v) Reviewing and approving the appointment, replacement, reassignment or the dismissal of internal auditors;
(vi) Monitoring Interested Person Transactions and conflict of interest situations that may arise within the Group including any transaction, procedure or course of action that raises questions of management integrity. The AC is also required to ensure that Directors report such transactions quarterly via SGX-ST quarterly announcements and annually to shareholders via the Annual Report;
(vii) Reviewing quarterly reporting to SGX-ST and year-end annual financial statements of the Group before submission to the Board, focusing on:
- going concern assumption
- compliance with accounting standards and regulatory requirements
- any changes in accounting policies and practices
- significant issues arising from the audit
- major judgmental areas; and

(viii) Undertaking any other functions agreed by the AC and the Board.

The AC has nominated PricewaterhouseCoopers for re-appointment as auditors of the Company at the forthcoming Annual General Meeting. The AC conducts an annual review of the independence and objectivity of the external auditors, PricewaterhouseCoopers. For the financial year 2004, the AC undertook a review of the volume of non-audit services provided by the external auditors to assess whether the nature and extent of those services might prejudice the independence and objectivity of the auditors before confirming its re-nomination. The AC was satisfied that such services did not affect the independence of the external auditors. The AC also reviewed the cost-effectiveness of the audit conducted by the external auditors.

The AC convened four meetings during the financial year with full attendance from all members, except for one where a member was absent. In attendance at these meetings were the Group Chief Financial Officer, Group Controller and Internal Auditor. The external auditors attend these meetings, where required.

Auditors

The auditors, PricewaterhouseCoopers, have expressed their willingness to accept re-appointment.

On behalf of the Directors

Cheng Wai Keung
Director

David Lim Tik En
Director

Singapore, 14 February 2005

In the opinion of the Directors,

(a) the balance sheet and statement of changes in equity of the Company and the consolidated financial statements of the Group as set out on pages 60 to 140 are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group at 31 December 2004, changes in equity of the Company and of the Group and of the results of the business and cash flows of the Group for the financial year then ended; and

(b) at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Directors

Cheng Wai Keung
Director

David Lim Tik En
Director

Singapore, 14 February 2005

Auditors' Report

To the Members of Neptune Orient Lines Limited

We have audited the accompanying financial statements of Neptune Orient Lines Limited set out on pages 60 to 140 for the financial year ended 31 December 2004, comprising the balance sheet and statement of changes in equity of the Company, and the consolidated financial statements of the Group. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying balance sheet and statement of changes in equity of the Company and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Companies Act, Cap 50 ("the Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and the changes in equity of the Company and of the Group for the financial year ended on that date and the results and cash flows of the Group for the financial year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.



PricewaterhouseCoopers
Certified Public Accountants

Singapore, 14 February 2005

	Note	Group 2004 US$'000	Group 2003 US$'000
Revenue	3	6,544,756	5,522,583
Cost of sales		(5,006,351)	(4,407,172)
Gross profit		1,538,405	1,115,411
Other operating income		89,115	47,427
Administrative expenses		(603,075)	(590,964)
Other operating expenses		(81,426)	(138,639)
Gain on disposal of a discontinued operation	4	–	133,902
Operating profit	5	943,019	567,137
Finance and investment income	6	19,169	10,793
Finance costs	7	(93,377)	(121,487)
Share of results of associated companies before tax	14	609	177
Share of results of joint ventures before tax	15	4,394	103
Profit before tax		873,814	456,723
Income tax credit/(expense)	9	72,545	(22,484)
Profit from ordinary activities after tax		946,359	434,239
Minority interest		(3,652)	(5,413)
Net Profit for the Financial Year		942,707	428,826

Earnings Per Share	Note	Group 2004 US cts	Group 2003 US cts
Basic	10	65.47	35.42
Diluted	10	65.44	35.29

The accompanying notes form an integral part of these financial statements.

Auditors' Report – Page 59

Balance Sheets

As at 31 December 2004

	Note	Group 2004 US$'000	Group 2003 US$'000	Company 2004 US$'000	Company 2003 US$'000
Current Assets					
Cash and cash equivalents	11	674,527	542,517	2,597	145,925
Trade and other receivables	12	885,318	666,726	981,332	202,561
Inventories at cost		69,772	62,108	–	448
Other current assets	12	53,088	46,342	9,216	10,270
Total current assets		1,682,705	1,317,693	993,145	359,204
Non-current Assets					
Investments in subsidiaries	13	–	–	931,720	946,052
Investments in associated companies	14	20	44	37	64
Investments in joint ventures	15	18,406	1,503	–	–
Long term investments	16	20,550	20,432	5,742	4,467
Property, plant and equipment	17	2,318,118	2,299,717	53,289	6,401
Deferred charges	18	1,407	4,746	268	335
Intangible assets	19	27,822	36,445	37	198
Goodwill arising on consolidation	20	221,453	267,898	–	–
Deferred income tax assets	9	41,825	41,024	–	–
Other non-current assets	21	36,636	74,235	5,078	42,335
Total non-current assets		2,686,237	2,746,044	996,171	999,852
Total Assets		4,368,942	4,063,737	1,989,316	1,359,056
Current Liabilities					
Trade and other payables	23	793,956	723,698	29,836	42,774
Current income tax liabilities	9	30,317	56,245	13,640	10,540
Borrowings	24	40,260	105,193	16,605	14,096
Provisions	25	6,030	49,907	1,560	37,649
Other current liabilities	23	186,198	135,980	–	–
Total current liabilities		1,056,761	1,071,023	61,641	105,059
Non-current Liabilities					
Borrowings	24	745,141	1,147,126	297,275	297,275
Provisions	25	54,288	71,127	11,895	24,570
Deferred income	26	20,025	25,421	–	–
Deferred income tax liabilities	9	168,937	256,459	10,267	10,727
Other non-current liabilities	27	129,444	177,313	–	44,563
Total non-current liabilities		1,117,835	1,677,446	319,437	377,135
Total Liabilities		2,174,596	2,748,469	381,078	482,194
Net Assets		2,194,346	1,315,268	1,608,238	876,862
Shareholders' Equity					
Share capital	29	813,282	798,527	813,282	798,527
Reserves		1,366,383	505,541	794,956	78,335
Total Shareholders' Equity		2,179,665	1,304,068	1,608,238	876,862
Minority interest		14,681	11,200	–	–
		2,194,346	1,315,268	1,608,238	876,862
Net current assets		625,944	246,670	931,504	254,145

The accompanying notes form an integral part of these financial statements.
Auditors' Report – Page 59

For the Financial Year Ended 31 December 2004

Group	Note	Share capital US$'000	Share premium US$'000	Foreign currency translation reserve US$'000	Retained earnings/ (accumulated losses) US$'000	Total US$'000
Balance at 27 December 2003		798,527	552,535	5,021	(52,015)	1,304,068
Currency translation differences		–	–	(159)	–	(159)
Net loss recognised directly in equity		–	–	(159)	–	(159)
Net profit for the financial year		–	–	–	942,707	942,707
Total gains/(losses) recognised for the financial year		–	–	(159)	942,707	942,548
Dividends	30	–	–	–	(84,863)	(84,863)
Issue of new ordinary shares	29	14,755	3,157	–	–	17,912
Balance at 31 December 2004		813,282	555,692	4,862	805,829	2,179,665
Balance at 28 December 2002		654,623	376,754	5,517	(480,841)	556,053
Currency translation differences		–	–	(496)	–	(496)
Net loss recognised directly in equity		–	–	(496)	–	(496)
Net profit for the financial year		–	–	–	428,826	428,826
Total gains/(losses) recognised for the financial year		–	–	(496)	428,826	428,330
Issue of new ordinary shares	29	143,904	180,046	–	–	323,950
Expenses of share issue		–	(4,265)	–	–	(4,265)
Balance at 26 December 2003		798,527	552,535	5,021	(52,015)	1,304,068

The accompanying notes form an integral part of these financial statements.
Auditors' Report – Page 59

For the Financial Year Ended 31 December 2004

Company	Note	Share capital US$'000	Share premium US$'000	Retained earnings/ (accumulated losses) US$'000	Total US$'000
Balance at 27 December 2003		798,527	552,535	(474,200)	876,862
Net profit for the financial year		–	–	798,327	798,327
Dividends	30	–	–	(84,863)	(84,863)
Issue of new ordinary shares	29	14,755	3,157	–	17,912
Balance at 31 December 2004		813,282	555,692	239,264	1,608,238
Balance at 28 December 2002		654,623	376,754	(576,674)	454,703
Net profit for the financial year		–	–	102,474	102,474
Issue of new ordinary shares	29	143,904	180,046	–	323,950
Expenses of share issue		–	(4,265)	–	(4,265)
Balance at 26 December 2003		798,527	552,535	(474,200)	876,862

The accompanying notes form an integral part of these financial statements.
Auditors' Report – Page 59

Consolidated Cash Flow Statement

For the Financial Year Ended 31 December 2004

	2004 US$'000	2003 US$'000
Cash Flows from Operating Activities		
Profit before tax	873,814	456,723
Adjustments for:		
Amortisation of non-current assets and deferred income	8,644	35,365
Depreciation of property, plant and equipment	231,562	256,516
Interest expense	87,096	115,744
Interest income	(12,799)	(8,469)
Investment income	(1,739)	(198)
Net profit on disposal of property, plant and equipment	(6,990)	(6,768)
Write-off of property, plant and equipment	–	1,108
Write-off of intangible assets	36,655	4,433
Gain on disposal of a discontinued operation	–	(133,902)
Net profit on disposal of subsidiaries	(8,063)	(224)
Net profit on acquisition of additional interest in a subsidiary	(446)	–
Net profit on disposal of associated companies	(2,679)	–
Net loss/(profit) on disposal of long term investments	141	(12,274)
Net profit on early extinguishment of debts	–	(28)
Net provision for doubtful loans and non-trade debts to associated companies	790	6,308
Net write-back of doubtful loans receivable	(4,402)	(3,681)
Net (write-back of)/provision for impairment in value of property, plant and equipment	(18,375)	44,201
Net provision for impairment in value of an associated company	–	5,118
Net (write-back of)/provision for impairment in value of a joint venture	(1,575)	1,575
Net (write-back of)/provision for impairment in value of long term investments	(835)	1,769
Impairment of goodwill arising on consolidation	66,991	–
Net (write-back of)/provision for restructuring and termination costs	(11,100)	7,899
Net provision for drydocking costs	1,716	3,360
Net write-back of provision for onerous contracts – leased vessels	(13,545)	(11,480)
Net (write back of)/provision for onerous contract – leased premises	(279)	4,000
Net provision for obligations in associated companies	2,376	14,296
Share of results of associated companies before tax	(609)	(177)
Share of results of joint ventures before tax	(4,394)	(103)
Exchange difference	(990)	(745)
Operating cashflow before working capital changes	1,220,965	780,366
Changes in operating assets and liabilities, net of effects from acquisition and disposal of subsidiaries and a discontinued operation:		
Receivables	(190,525)	(109,157)
Inventories	(10,610)	(5,943)
Payables	64,291	147,096
Net amount due (to)/from associated companies	(877)	14,098
Trading securities	(2)	2,317
Cash generated from operations	1,083,242	828,777
Interest paid	(100,074)	(113,004)
Interest received	12,404	8,498
Net income tax paid	(62,792)	(30,516)
Net cash inflow from operating activities	932,780	693,755

The accompanying notes form an integral part of these financial statements.

Auditors' Report – Page 59

	2004 US$'000	2003 US$'000
Cash Flows From Investing Activities		
Acquisition of additional interests in subsidiaries	(7,162)	–
Acquisition of a subsidiary, net of cash acquired[8]	754	–
Net proceeds from loans receivable	2,643	41,754
Investment income received	1,916	216
Additions in long term investments	(954)	(1,218)
Investment in joint ventures	(9,923)	–
Purchase of property, plant and equipment[9]	(207,516)	(317,686)
Purchase of intangible assets	(2,291)	(3,948)
Proceeds from disposal of property, plant and equipment	20,221	34,605
Proceeds from disposal of associated companies	61	35
Proceeds from disposal of long term investments	44	26,079
Proceeds (net of transaction costs) from disposal of subsidiaries and a discontinued operation, net of cash disposed[8]	47,249	532,343
Net cash (outflow)/inflow from investing activities	(154,958)	312,180
Cash Flows From Financing Activities		
Proceeds from borrowings	50,064	–
Dividends paid to shareholders	(84,863)	–
Dividends paid to minority interest	(757)	(838)
Capital contribution by minority interest	220	135
Proceeds from issue of new ordinary shares	17,912	319,685
Redemption of bonds	(110,741)	–
Repayment of borrowings	(517,399)	(1,116,161)
Payment of costs incurred in connection with long term financing	(248)	(769)
Net cash outflow from financing activities	(645,812)	(797,948)
Net Increase in Cash and Cash Equivalents	132,010	207,987
Cash and Cash Equivalents at Beginning of Financial Year (Note 11)	542,517	334,530
Cash and Cash Equivalents at End Of Financial Year (Note 11)	674,527	542,517

8 **Acquisition of a subsidiary, net of cash acquired / Proceeds (net of transaction costs) from disposal of subsidiaries and a discontinued operation, net of cash disposed**
Please refer to Note 11 for the effect of acquisition and disposal of subsidiaries and a discontinued operation on the Group's cash flows.

9 **Purchase of property, plant and equipment**
During the financial year, the Group acquired property, plant and equipment with an aggregate cost of US$208.8 million (2003: US$317.7 million). Cash payments of US$207.5 million (2003: US$317.7 million) were made for these property, plant and equipment.

The accompanying notes form an integral part of these financial statements.
Auditors' Report – Page 59

These notes form an integral part of and should be read in conjunction with the accompanying financial statements expressed in United States Dollars.

1. General

The Company is domiciled and incorporated in Singapore and is publicly traded on the Singapore Exchange. The address of its registered office is as follows:

456 Alexandra Road, #06-00 NOL Building, Singapore 119962.

The principal activities of the Company are those of investment holding and the ownership, charter and operation of shipping vessels, including participation in ventures related to these activities.

The principal activities of the subsidiaries are:
(i) investment holding and the ownership, charter and operation of shipping vessels and other related assets;
(ii) the provision of supply chain management, warehousing, distribution and customer logistics solutions (by way of a global network of services spanning ocean, air, terminal and overland operations) to customers;
(iii) participation in ventures related to the activities listed under (i) and (ii) above; and
(iv) the provision of other related and complementary services including ship management, engineering and repairs to customers.

The Group also engages in other incidental activities such as the disposals of shipping vessels and related assets as well as non-core properties and assets from time to time.

There have been no significant changes in the nature of these activities during the financial year.

The financial year of 2004 started on 27 December 2003 and ended on 31 December 2004 (2003: 28 December 2002 to 26 December 2003) as the Group and the Company adopted the last Friday of every calendar year to be their accounting year-end date. This has been approved by the Accounting and Corporate Regulatory Authority and Singapore Exchange Securities Trading Limited ("SGX-ST").

During the year, Temasek Holdings (Private) Limited ("Temasek"), a company incorporated in Singapore, made a mandatory conditional cash offer ("Offer") for all of the issued ordinary shares in the capital of the Company through its subsidiary, Lentor Investments Pte. Ltd. ("Lentor"). Following the acquisition of more than 50% of the Company's shares on 15 September 2004 by Temasek and its subsidiaries, Temasek became the Company's holding and ultimate holding company.

2. Significant Accounting Policies

(a) Basis of Preparation

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS"). The financial statements have been prepared under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with FRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the financial year. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

In view of the international nature of the Group's operations, most companies in the Group adopted the United States Dollar as their measurement and reporting currency.

On 1 July 2004, the Council on Corporate Disclosure and Governance issued FRS 103 Business Combinations, revised FRS 36 Impairment of Assets and revised FRS 38 Intangible Assets. These standards are applied for annual periods beginning on or after 1 July 2004. However, early adoption of these standards is permitted under certain circumstances, and must be applied prospectively from the same date. The Group has elected to apply FRS 103, revised FRS 36 and revised FRS 38 prospectively from the beginning of the financial year 2004.

The early adoption of FRS 103, revised FRS 36 and revised FRS 38 resulted in a change in the accounting treatment for goodwill.

Until 26 December 2003, goodwill was:
- amortised on a straight-line basis over a maximum period of 20 years; and
- assessed for any indication of impairment at the same time every financial year.

In accordance with the provisions of FRS 103 (refer to Note 2(g)):
- the Group ceased amortisation as at 27 December 2003;
- accumulated amortisation and accumulated impairment as at 27 December 2003 had been eliminated with a corresponding decrease in the cost of goodwill; and
- for the financial year ended 31 December 2004 onwards, goodwill is tested for impairment annually and whenever there is any indication of impairment.

The early adoption of FRS 103 resulted in an increase to the Group's net profits, basic and diluted earnings per share of US$18.6 million, 1.29 US cents and 1.29 US cents respectively, arising from the cessation of goodwill amortisation.

There was no impact on the Group's opening retained earnings from the early adoption of FRS 103, revised FRS 36 and revised FRS 38.

(b) Revenue Recognition

Revenue is earned from the provision of the Group's services, net of discount.

Revenue from the liner service is recognised on an accrual basis, based on a percentage-of-completion basis of the voyage of a service. The percentage of completion of voyage is calculated on an 'origin-to-discharge' basis.

The majority of revenue from the logistics service are derived from the storage, handling and transportation of customer products. Such revenue is recognised when the services are provided. For shipments in transit, revenue is recognised on a percentage-of-completion basis, while handling revenue is deferred until completion of the handling activity. Revenue is also recognised from fees earned upon the performance of certain logistics outsourcing activities, such as freight forwarding, freight auditing and customs clearance services. In this capacity, Logistics business unit acts, in substance, as an agent or broker on behalf of its customers.

Revenue from voyage or lightering charters is recognised on a percentage-of-completion method, calculated on a 'discharge-to-discharge' basis. For vessels operating on time charters, revenue is recognised over the term of the contract based on total contracted amount.

Dividend income is recognised when the right to receive payment is established.

Rental income from operating leases is recognised on a straight-line basis over the lease term.

Interest income is recognised on a time proportion basis, using the effective interest rate method.

(c) Group Accounting

Subsidiaries

Subsidiaries are those entities (including special purpose entities) over which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

2. Significant Accounting Policies (continued)

(c) Group Accounting (continued)

Subsidiaries (continued)

Subsidiaries are consolidated from the date on which control is transferred to the Group to the date on which that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values on the date of acquisition, irrespective of the extent of minority interest.

Intercompany transactions, balances and unrealised gains on transactions between groups of companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, adjustments are made to the financial statements of subsidiaries to ensure consistency of accounting policies adopted by the Group.

Minority interest is that part of the net results of operations and of the net assets of a subsidiary attributable to interests which are not owned directly or indirectly by the parent. It is measured at the minorities' share of post acquisition fair values of the subsidiaries' identifiable assets and liabilities, except when the losses applicable to the minority in a subsidiary exceed the minority interest in the equity of that subsidiary. In such cases, the excess and further losses applicable to the minority are taken to the consolidated income statement, unless the minority has a binding obligation to, and is able to, make good the losses. When the subsidiary subsequently reports profits, the profits applicable to the minority are taken to the consolidated income statement until the minority's share of losses previously taken to the consolidated income statement is fully recovered.

A list of the Group's subsidiaries is shown in Note 40.

Please refer to Note 2(i) for the Company's accounting policy on investments in subsidiaries.

Associated companies

Associated companies are entities over which the Group has long term equity interests of between 20% to 50% or over whose financial and operating policy decisions it has significant influence, but which it does not control.

Investments in associated companies are accounted for in the consolidated financial statements using the equity method of accounting. Investments in associated companies on the consolidated balance sheet includes goodwill identified on acquisition (net of accumulated amortisation up to 26 December 2003), where applicable. Equity accounting involves recording investments in associated companies initially at cost, and recognising the Group's share of its associated companies' post-acquisition results and its share of post-acquisition movements in reserves against the carrying amount of the investments. When the Group's share of losses in an associated company equals or exceeds its investment in the associated company, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, adjustments are made to the financial statements of associated companies to ensure consistency of accounting policies with those of the Group.

A list of the Group's associated companies is shown in Note 40.

Please refer to Note 2(i) for the Company's accounting policy on investments in associated companies.

Joint ventures

Joint ventures are corporations, partnerships or other entities over which there is contractually agreed sharing of control by the Group with one or more parties. The Group's share of the consolidated results of joint ventures are included in the consolidated financial statements under the equity method on the same basis as associated companies.

A list of the Group's joint ventures is shown in Note 40.

Please refer to Note 2(i) for the Company's accounting policy on investments in joint ventures.

Transaction costs
Costs directly attributable to an acquisition are included as part of the cost of acquisition.

(d) Property, Plant and Equipment
Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses (Note 2(j)). The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition for its intended use.

Upon acquisition of a vessel, the components of the vessel which are required to be replaced at the next drydocking are identified. The cost of these components is depreciated over the period to the next estimated drydocking date. Costs incurred on subsequent drydocking of vessels are capitalised and depreciated over the period to the next drydocking. When significant drydocking costs recur prior to the expiry of the depreciation period, the remaining costs of the previous drydocking are written off in the month of the subsequent drydocking.

No depreciation is provided on vessels under construction and freehold land. Freehold buildings are depreciated evenly over their estimated useful lives of between 15 to 50 years and leasehold land and buildings over their lease periods. These vary from 15 to 66 years.

Vessels in operation are depreciated in equal annual instalments calculated to reduce the cost of such vessels to their estimated scrap values over their estimated useful lives which are as follows:

Containerships	10 – 25 years
Tankers	20 years
Ocean vessels	5 – 13 years

Other property, plant and equipment are depreciated in equal annual instalments over their estimated useful lives which are as follows:

Plant & machinery and operating equipment	3 – 20 years
Computers and software	3 – 5 years
Motor vehicles, office equipment, furniture, fixtures and fittings	3 – 10 years

Subsequent expenditure
Subsequent expenditure relating to property, plant and equipment that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group and the cost can be reliably measured. Other subsequent expenditure is recognised as an expense during the financial year in which it is incurred.

Disposal
When property, plant and equipment are sold or retired, their costs, accumulated depreciation and accumulated impairment losses are removed from the financial statements and any gain or loss resulting from their disposal is included in the income statement.

(e) Borrowing Costs
The interest on borrowings specifically incurred to finance the construction of vessels are capitalised as part of the cost of vessels during the period that is required to complete and prepare the asset for its intended use. All other borrowing costs are taken to the income statement over the period of the borrowing.

(f) Deferred Charges
Deferred charges relate to costs incurred in connection with long term financing which are deferred and amortised on a straight-line basis over the tenure of the related loans.

2. Significant Accounting Policies (continued)

(g) Goodwill

Goodwill represents the excess of the cost of an acquisition of subsidiaries, associated companies or joint ventures over the fair value of the Group's share of their identifiable net assets at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in goodwill on consolidation, goodwill on acquisitions of associated companies and joint ventures is included in investments in associated companies and joint ventures respectively. From 27 December 2003, goodwill is tested annually for impairment and carried at cost less accumulated impairment losses (see Note 2(a) for the accounting treatment of goodwill prior to 27 December 2003). Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to the Group's cash-generating units for the purpose of impairment testing. Each of these cash-generating units represents the Group's investment in each line of business by each primary reporting segment.

(h) Intangible Assets

Intangible assets consist of system technology and software that are either acquired or internally developed, and contract and lease advantages. Intangible assets are stated at cost less accumulated amortisation and accumulated impairment losses (Note 2(j)).

System technology and software

Where system technology and software is not an integral part of the related hardware, it is treated as an intangible asset. Computer software that is an integral part of the related hardware is treated as part of the hardware and classified as property, plant and equipment.

Costs that are directly associated with the production of identifiable and unique software products controlled by the Group and the Company, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include software development employee costs and an appropriate portion of relevant overheads.

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Direct expenditure, which enhances or extends the performance of computer software beyond its original specifications and which can be reliably measured, is recognised as a capital improvement and added to the original cost of the software. Costs associated with maintaining computer software are recognised as an expense as incurred.

Software costs which are assessed as having no continuing economic value are written off to the income statement.

Contract and lease advantages

Contract and lease advantages are separately identified and recognised upon acquisitions of subsidiaries and represents contracts and lease agreements which have favourable terms compared to market.

Intangible assets are amortised on a straight-line basis over their estimated useful lives which are as follows:

System technology and software	3 – 5 years
Contract and lease advantages	5 – 20 years

(i) Investments

Investments in subsidiaries, associated companies and joint ventures are stated at cost less accumulated impairment losses in the Company's balance sheet. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down immediately to its recoverable amount, which is the higher of an asset's fair value less costs to sell and its value in use.

Quoted and unquoted investments are stated at cost and an allowance for impairment is made where, in the opinion of the Directors, there is a decline other than temporary in the value of such investments. Where there has been a decline other than temporary in the value of an investment, such a decline is recognised as an expense in the period in which the decline is identified.

Trading securities are stated at the lower of cost and market value, determined on an aggregate portfolio basis by category of investment. Cost is derived on a weighted average basis. Market value is calculated by reference to stock exchange quoted selling prices at the close of business on the balance sheet date. Increases or decreases in the carrying amount of marketable securities are taken to the income statement.

On disposal of an investment, including subsidiaries, associated companies and joint ventures, the difference between net disposal proceeds and its carrying amount is taken to the income statement.

(j) Impairment of Assets

From 27 December 2003, goodwill is not subjected to amortisation and is tested annually for impairment (see Note 2(a) for the accounting treatment of goodwill prior to 27 December 2003). Assets including property, plant and equipment and other intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in the income statement for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level, for which there are separately identifiable cash flows (cash generating units).

(k) Trade and Other Receivables

Trade debtors and other trade-related receivables are recognised and carried at original invoice amount less allowance made for doubtful receivables based on a review of all outstanding amounts at balance sheet date.

Loan receivables are recognised when cash is advanced to borrowers and carried at cost, less provision made for amounts considered to be doubtful of collection.

An allowance for doubtful receivables is made when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Bad debts are written off when identified.

(l) Borrowings

Borrowings are recognised based on the proceeds received.

(m) Accounting for Leases

When a Group company is the lessee:

Finance leases

Leases of property, plant and equipment where the Group has assumed substantially all the risks and rewards of ownership are classified as finance leases. Assets under finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in borrowings. The interest element of the finance cost is taken to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term in accordance with the Group's depreciation policy.

Operating leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessors are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessors) are taken to the income statement on a straight-line basis over the period of the lease. The difference between the actual lease payment and the amount taken to the income statement is capitalised as deferred lease payables.

Contingent rent is that portion of the lease payments that is not fixed in amount but is based on a factor other than just the passage of time, for example, market interest rates. Profits on sale and leaseback transactions which constitute operating leases are capitalised as deferred income and amortised evenly over the lease periods. When such sale and leaseback transactions are established at fair value, any profit or loss is recognised immediately in the income statement.

2. Significant Accounting Policies (continued)

(m) Accounting for Leases (continued)

When a Group company is the lessee (continued):

Operating leases (continued)

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

When a Group company is the lessor:

Operating leases

Assets leased out under operating leases are included in property, plant and equipment and are stated at cost less accumulated depreciation and accumulated impairment losses.

Contingent rent is that portion of the lease receipts that is not fixed in amount but is based on a factor other than just the passage of time, for example, market interest rates.

Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term. The difference between the actual lease receipt and the amount taken to the income statement is capitalised as deferred lease receivables.

(n) Inventories

Inventories mainly comprise bunkers and consumable stores. Inventories are stated at the lower of cost and net realisable value. Cost is derived on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

(o) Trade and Other Payables

Trade creditors and other trade-related payables are recognised on an accrual basis and carried at cost.

(p) Taxation

No provision is made for taxation on qualifying shipping income derived from the Company's and Group's vessels which is exempt from taxation under Section 13A of the Singapore Income Tax Act and the Singapore's Approved International Shipping Enterprise Tax Incentive.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(q) Provisions

Provisions are recognised when the Group has a legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The details and methodology for estimating the amount of provision required is set out in Note 25.

(r) Employee Benefits

Employee leave entitlement
Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Post-employment pension plans
(i) Defined benefit plans
The Group has defined benefit pension plans which generally call for benefits to be paid to eligible employees of certain subsidiaries at retirement, based on either the "cash balance" credited to each employee's account, or years of credited service pensionable compensation. The Group's general policy is to fund pension costs at no less than the statutory requirement.

In addition, certain subsidiaries in the Group contribute to a number of collectively bargained, multi-employer plans that provide pension benefits to certain union-represented employees. These contributions are determined in accordance with the provisions of negotiated labour contracts.

For defined benefit plans, pension costs are assessed using the projected unit credit method: the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans every year. The pension obligation, net of plan assets, is measured as the present value of the estimated future cash outflows using interest rates of government securities which have terms to maturity approximating the terms of the related liability. When pension obligations exceeds plan assets, the balance is classified as non-current liability. When plan assets exceeds pension obligations, the balance is classified as non-current asset. Actuarial gains and losses are recognised over the average service lives of employees.

(ii) Defined contribution plans
A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The Group pays contributions to publicly or privately administered pension plans on a mandatory, contracted or voluntary basis. The Group has no further payment obligation once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

Equity compensation benefits
(i) Employee share option plan
Share options are granted to Directors and employees of the Group. These options are granted at the average of last three days closing market price of the shares before grant date. No compensation expense is recognised when share options are issued under the NOL Share Option Plan ("NOL SOP") at the grant date. The estimated compensation expenses for the SOP and its impact on the Group's net profit was determined and disclosed in the Directors' Report. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium account.

(ii) Performance share plan
Performance shares are awarded to key executives conditional upon the Group meeting or exceeding a financial target condition during the performance period and also conditional on the participants meeting their performance conditions. Pursuant to the terms of the Performance Share Plan ("PSP"), performance shares will vest after a specified number of years from the end of the performance period.

The performance shares are valued at fair value at the date of the award and charged to the income statement on a straight-line basis over the vesting period.

2. Significant Accounting Policies (continued)

(r) Employee Benefits (continued)

Equity compensation benefits (continued)

(iii) Replacement Rights Plan

Replacement rights are awarded to key executives conditional upon the participants meeting their performance conditions. Instead of shares, the participants receive the equivalent in cash computed at the average closing market prices of the shares for the last three days immediately preceeding the vesting date of the replacement rights. From the end of the performance period, 50% of the replacement rights awarded will vest after two years, and the remaining 50% after three years.

The replacement rights are valued at fair value at the date of the award and charged to the income statement on a straight-line basis over the vesting period. Until the settlement date of the rights, the fair value shall be remeasured at each reporting date and at the date of settlement, with any changes in fair value recognised in the income statement for the period.

(iv) Staff Share Ownership Scheme

The Group offers the Staff Share Ownership Scheme to all eligible Singapore employees. Certain companies in the Group will make corresponding contributions of S$0.50 for every S$1.00 contributed by the employees, up to a maximum of S$250 per month. The contributions made are recognised in the income statement as expenses when incurred. All contributions collected will be credited to a common fund which will be used to buy the shares of the Company.

(s) Foreign Currency Translation

Measurement currency

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("measurement currency"). The financial statements of the Group and Company are presented in United States Dollars, which is the measurement currency of the Company.

Transactions and balances

Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the transaction dates. Foreign exchange gains and losses resulting from the settlement of such transactions are taken to the income statement.

Foreign currency monetary assets and liabilities are translated into the measurement currency at the exchange rates prevailing at the balance sheet date or at contracted rates where they are covered by forward exchange contracts. Exchange differences arising are taken to the income statement.

Group companies

(i) In respect of associated companies, joint ventures and foreign subsidiaries whose operations are not an integral part of the principal activities of the Group, the balance sheets are translated into United States Dollars at the exchange rates prevailing at the balance sheet date, and the results are translated using the average monthly exchange rates for the financial year. The exchange differences arising on translation of foreign subsidiaries and the Group's share of exchange differences arising from the translation of foreign associated companies, are taken directly to the foreign currency translation reserve. On disposal, accumulated translation differences are recognised in the income statement as part of the gain or loss on disposal.

(ii) In respect of joint ventures and foreign subsidiaries whose operations are integral to the principal activities of the Group, all monetary assets and liabilities are translated into United States Dollars at the exchange rates prevailing at the balance sheet date, all non-monetary assets and liabilities are recorded at the exchange rates when the relevant transactions occurred, and the results are translated using average monthly exchange rates. The exchange differences arising are taken to the income statement.

(iii) Goodwill and fair value adjustments arising on acquisition of a foreign entity are treated as non-monetary foreign currency assets and liabilities of the acquirer and recorded at the exchange rate at the date of the transaction.

(t) Derivative Financial Instruments

The Group uses derivative financial instruments to hedge its risks associated with foreign exchange, interest rate and bunker fuel price fluctuations. Derivative financial instruments are not used for trading purposes.

Premium/discount on derivative financial instruments are initially recognised in the financial statements at amounts paid or received, if any.

The fair values of foreign exchange forward contracts, interest rate collars and swaps and bunker swaps are not recognised in the financial statements.

Foreign Exchange Forward Contracts

The Group uses foreign exchange forward contracts to hedge its exposure to foreign currency risks. Foreign exchange forward contracts are agreements to buy or sell fixed amounts of currency at agreed exchange rates to be settled in the future. The notional principal amounts of the foreign exchange forward contracts are recorded as off-balance sheet items. The contracted rates of the foreign exchange forward contracts are used to translate the hedged foreign currency monetary assets and liabilities.

Premium/discount on foreign exchange forward contracts, except for hedges against capital commitments, are deferred in the balance sheet and recognised in the income statement on maturity.

Premium/discount on foreign exchange forward contracts that are hedges against capital commitments are deferred and subsequently included as part of the cost of property, plant and equipment.

Interest rate swaps

Interest rate swaps are used to hedge the Group's exposure to interest rate risks. These swaps entitle the Group to receive interest at floating rates on notional principal amounts and oblige the Group to pay interest at fixed rates on the same notional principal amounts, thus allowing the Group to raise non-current borrowings at floating rates and swap them into fixed rates.

Under the interest rate swaps, the Group agrees with the counterparties to exchange, at specified intervals, the difference between fixed and floating rate interest amounts calculated by reference to the agreed notional principal amounts. This difference is taken to the income statement on an accrual basis. The excess of fixed rate interest payables over floating rate interest receivables is recorded as current payables; the excess of floating rate interest receivables over fixed rate interest payables is recorded as current receivables.

Interest amount to be received or paid in respect of the financial year on an outstanding interest rate swap is accrued for in the balance sheet and recognised as a component of interest expense in the income statement.

The notional principal amounts of the interest rate swaps are recorded as off-balance sheet items.

Cross currency swaps

Cross currency interest rate swaps involve the exchange of principal and interest payments in one specified currency, for principal and interest payments in another specified currency for a specified period. In line with the Group's policy of covering currency and interest rate risks, cross currency interest rate swaps are entered into for hedging purposes.

Under the cross currency interest rate swaps, the Group agrees with the counterparties to settle, at specified intervals, the fixed and floating rate interest amounts calculated by reference to the agreed notional principal amounts. The difference between fixed and floating rate interest amounts is taken to the income statement on an accrual basis. The excess of floating rate interest payables over fixed rate interest receivables is recorded as current payables; the excess of fixed rate interest receivables over floating rate interest payables is recorded as current receivables.

Interest amount to be received or paid in respect of the financial year on an outstanding cross currency interest rate swap is accrued for in the balance sheet and recognised as a component of interest expense in the income statement.

The notional principal amounts of the cross currency swaps are recorded as off-balance sheet items.

2. Significant Accounting Policies (continued)

(t) Derivative Financial Instruments (continued)

Interest rate collars

The interest rate collars combine the purchase of a cap and the sale of a floor within a specified range in which the interest rates will fluctuate. This results in insulating the Group against the risk of a significant rise in the floating rate, but limits the benefits of a drop in that floating rate. All the interest rate collars entered into by the Group are transacted with minimal or no premium payable.

Settlement amount, if any, to be received or paid in respect of the financial year on an outstanding interest rate collar agreement is accrued for in the balance sheets and recognised as a component of interest expense in the income statements.

Premium/discount on interest rate collars that are hedges against borrowings are deferred in the balance sheet and amortised in the income statement over the period in which the interest rate movements are protected by the hedges.

Bunker Swaps

Bunker swap contracts are agreements to change the underlying bunker fuel exposure from floating to fixed price with reference to an index, for example, PLATTS. The Group enters into bunker swap agreements with the objective of hedging a portion of its bunker fuel purchases to reduce its risk to price volatility. Bunker swaps allow the Group to purchase bunker fuel oil at variable price and swap them into fixed price.

Under the bunker swaps, the Group agrees with the counterparties to exchange, at specified intervals, the difference between contracted fixed price and floating price (based on an index, for example, PLATTS) calculated by reference to the agreed notional quantity. The difference is taken to the income statement on an accrual basis. The excess of contracted fixed price bunker payables over floating price bunker receivables is recorded as current payables; the excess of floating price bunker receivables over fixed price bunker payables is recorded as current receivables.

The notional values of bunker swaps are recorded as off-balance sheet items.

(u) **Segment Reporting**

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns which are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns which are different from those segments operating in other economic environments.

(v) **Cash and Cash Equivalents**

Cash and cash equivalents are stated in the balance sheet at cost. For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, deposits with banks, short term highly liquid investments, and bank overdrafts. Bank overdrafts are included under borrowings in current liabilities on the balance sheets.

(w) **Share Capital**

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new equity instruments, other than for the acquisition of businesses, are taken to equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issuance of new equity instruments for the acquisition of businesses are included in the cost of acquisition as part of the purchase consideration.

(x) **Dividends**

Dividends are recorded in the Group's financial statements in the period in which they are approved by the Group's shareholders for final dividends, or declared payable by Directors for interim dividends.

3. Significant Categories of Revenue Recognised

	Group	
	2004	**2003**
	US$'000	**US$'000**
Revenue from services rendered	6,544,756	5,522,583
Interest income (Note 6)	12,799	8,469
Dividend income (Note 6)	1,739	198
	14,538	8,667

The Group's business is organised and managed separately according to the nature of the services provided.

Please refer to Note 38, which presents revenue and profit information regarding business segments for the financial years ended 31 December 2004 and 26 December 2003 and certain assets and liabilities information of the business segments as at those dates.

4. Gain on Disposal of a Discontinued Operation

On 22 July 2003, the Group sold the business of providing crude oil transportation services conducted under its subsidiary, American Eagle Tankers ("AET") to Malaysia International Shipping Corporation Berhad ("MISC") and AET was reported in the prior year's financial statements as a discontinued operation. The sales, results and cash flows of the discontinued operation were as follows:

	28 December 2002 to 22 July 2003 US$'000
Revenue	253,983
Operating expenses	(182,999)
Profit from operations	70,984
Net finance costs	(4,804)
Profit before tax	66,180
Income tax	14
Profit after tax	66,194
Minority interest	(1,030)
Net Profit	65,164
Operating cash flows	86,760
Investing cash flows	(171,594)
Financing cash flows	97,840
Net cash inflows	13,006

The gain on disposal of the discontinued operation was determined as follows:

	As at 22 July 2003 US$'000
Total assets	929,416
Total liabilities	(480,895)
Net identifiable assets disposed	448,521
Less: Minority interests	(24,102)
	424,419
Less: Cash proceeds from disposal	(558,321)
Gain on disposal	(133,902)

As part of the sale transaction, MISC agreed to increase the equity price should AET achieve certain performance milestones during certain specified periods in financial years 2003, 2004 and 2005. Accordingly, the Group has recognised a contingent settlement arising from the sale of AET in 2004 amounting to US$41.4 million (Note 5).

Please refer to Note 11 for the effect of disposal of a discontinued operation on the Group's cash flows.

5. Operating Profit

	Group	
	2004 US$'000	2003 US$'000
Operating profit is arrived at after charging the following:		
Amortisation of deferred charges (Note 18)	3,585	3,585
Amortisation of goodwill arising on consolidation of subsidiaries (Note 20)	–	26,510
Amortisation of intangible assets (Note 19)	10,470	10,799
Auditors' remuneration paid/payable to		
– auditors of the Company	1,051	600
– affiliates of auditors of the Company	1,508	1,233
– other auditors	140	136
– under provision in respect of prior years	218	64
Non-audit fees paid/payable to		
– auditors of the Company	167	163
– affiliates of auditors of the Company	1,423	993
– other auditors	676	731
Depreciation of property, plant and equipment (Note 17)		
– vessels in operation	118,826	146,909
– freehold land and buildings	1,241	1,581
– leasehold land and buildings	5,640	7,324
– plant & machinery and operating equipment	88,012	78,988
– computers and software	12,832	15,275
– others	5,011	6,439
Inventories		
– cost of inventories recognised as an expense (included in 'cost of sales')	473,392	398,290
Intangible assets written off (Note 19)	36,655	4,433
Provision for impairment in value of property, plant and equipment (Note 17)	6,176	44,201
Provision for impairment in value of investment in		
– associated companies	–	5,118
– joint ventures	–	1,575
Provision for impairment in value of long term investments	465	2,784
Impairment of goodwill arising on consolidation of subsidaries (Note 20)	66,991	–
Provision for termination costs (Note 25)	2,900	11,306
Provision for drydocking costs (Note 25)	1,716	3,646
Provision for onerous contract – leased premises (Note 25)	–	4,000
Provision for obligations in associated companies (Note 25)	2,376	14,296
Rental expenses – operating leases		
– minimum lease payment	718,822	662,921
– contingent rental	16,357	24,857
And after crediting the following:		
Amortisation of deferred income (Note 26)	5,411	5,529
Contingent settlement arising from sale of a subsidiary (Note 4)	41,424	–
Net foreign exchange gain	11,257	7,989
Sub-lease rental income[10]		
– minimum lease payment	27,501	54,399
Write-back of provision for impairment in property, plant and equipment (Note 17)	24,551	–
Write-back of provision for impairment in value of joint ventures	1,575	–
Write-back of provision for impairment in value of long term investments	1,300	1,015
Write-back of provision for restructuring costs (Note 25)	507	151
Write-back of provision for termination costs (Note 25)	13,493	3,256
Write-back of provision for drydocking costs (Note 25)	–	286
Write-back of provision for onerous contracts – leased vessels (Note 25)	13,545	11,480
Write-back of provision for onerous contract – leased premises (Note 25)	279	–

[10] Sublease rental income included in revenue from services rendered (Note 3) amounted to US$23.9 million (2003: US$51.9 million).

6. Finance and Investment Income

	Group	
	2004	2003
	US$'000	US$'000
Interest income		
– Deposits	9,326	6,458
– Associated companies	1,536	1,415
– Others	1,937	596
Dividend income		
– Unquoted investments	1,739	29
– Quoted investments	–	169
Net foreign exchange gain	1,603	2,098
Profit on early extinguishment of debts[11]	–	28
Other finance income	3,028	–
	19,169	10,793

[11] The profit in 2003 was a result of the repurchase of the 7.125% Senior Notes.

7. Finance Costs

	Group	
	2004	2003
	US$'000	US$'000
Interest expense		
– Finance leases	10,973	8,786
– Bank loans	74,226	106,740
– Others	1,897	218
Financing fees	6,281	5,743
	93,377	121,487

8. Staff Costs

	Group	
	2004	2003
	US$'000	US$'000
Wages, salaries and bonus	406,489	402,326
Employer's contribution to defined contribution plans	22,833	21,899
Employer's net benefit expense on defined benefit plans (Note 31)	15,712	18,281
Termination costs (Note 25)	(10,593)	8,050
	434,441	450,556
No. of persons employed at the end of the financial year	11,286	11,322

Disclosures on employee benefits are found in Note 31.

9. Income Tax

(a) **Income Tax (Credit)/Expense**	Group 2004 US$'000	Group 2003 US$'000
Tax (credit)/expense attributable to current financial year's results is made up of:		
Current income tax		
Singapore	8,112	1,722
Foreign	45,362	54,197
	53,474	55,919
Deferred income tax	(28,851)	(25,143)
Share of tax of associated companies (Note 14)	–	135
	24,623	30,911
(Over)/under provision in respect of prior financial years:		
Current income tax	(15,373)	409
Deferred income tax	(81,795)	(8,836)
	(72,545)	22,484

The income tax (credit)/expense for the financial year differs from the amount that would arise using the Singapore standard rate of income tax due to the following factors:

	Group 2004 US$'000	Group 2003 US$'000
Profit before tax	873,814	456,723
Tax calculated at a tax rate of 20% (2003: 22%)	174,763	100,479
Effect of different tax rates in other countries	(13,432)	9,380
Qualifying shipping income exempt from taxation	(138,252)	(65,471)
Exempt shipping losses	–	2,539
Income not subject to tax	(14,009)	(64,851)
Expenses not deductible for tax purposes	12,091	44,128
Tax losses/temporary differences not recognised in the accounts	3,465	4,778
Utilisation of previously unrecognised tax losses/temporary differences	(603)	(71)
Effect of changes in tax rates	600	–
	24,623	30,911

In 2004, the government of Singapore enacted a change in the national corporate income tax rate from 22% to 20%.

(b) **Movements in Current Income Tax Liabilities**

	Group 2004 US$'000	Group 2003 US$'000	Company 2004 US$'000	Company 2003 US$'000
Balance at beginning of financial year	56,245	31,369	10,540	9,724
Net income tax (paid)/refunded	(62,792)	(30,516)	2,559	(3,030)
Current financial year's income tax expense	53,474	55,919	3,729	3,834
(Over)/under provision in respect of prior financial years	(15,373)	409	(3,220)	–
Disposal of subsidiaries and a discontinued operation	(752)	(604)	–	–
Foreign currency translation	(485)	(332)	32	12
Balance at end of financial year	30,317	56,245	13,640	10,540

9. Income Tax (continued)

(c) Deferred Income Taxes

There has been no deferred income tax charged/(credited) to equity during the financial year.

Deferred income tax assets are recognised for tax losses carried forward to the extent that realisation of the related tax benefits through future taxable profits is probable. The Group has unrecognised tax losses and capital allowances of US$49.7 million and US$7.6 million (2003: US$39.9 million and US$8.3 million) respectively, to carry forward and use to offset future taxable income subject to meeting certain statutory requirements by those companies with unrecognised tax losses in their respective countries of incorporation. These tax losses have no expiry date except for amounts of US$2.7 million and US$1.9 million, which will expire in 2009 and 2024 respectively (2003: US$3.0 million and US$2.1 million, which will expire in 2009 and 2024 respectively). Unutilised capital allowances do not have expiry dates.

Movements in the Group's deferred income tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the year are as follows:

Group – 2004

Deferred Income Tax Liabilities arising from	Accelerated tax depreciation US$'000	Unremitted foreign sourced income US$'000	Business combination activities US$'000	Others US$'000	Total US$'000
At 27 December 2003	236,006	13,675	11,172	98,966	359,819
Credited to income statement	(35,425)	(3,187)	(1)	(76,387)	(115,000)
Acquisition of a subsidiary (Note 13)	24,399	–	–	–	24,399
Disposal of subsidiaries	(1,930)	–	–	–	(1,930)
Foreign currency translation	(93)	9	–	(3)	(87)
At 31 December 2004	222,957	10,497	11,171	22,576	267,201

Deferred Income Tax Assets arising from	Provisions US$'000	Unutilised tax losses US$'000	Leasing related activities US$'000	Others US$'000	Total US$'000
At 27 December 2003	(29,216)	(49,562)	(20,645)	(44,961)	(144,384)
(Credited)/charged to income statement	(7,420)	4,726	6,138	910	4,354
Disposal of subsidiaries	16	–	–	–	16
Foreign currency translation	(5)	(80)	–	10	(75)
At 31 December 2004	(36,625)	(44,916)	(14,507)	(44,041)	(140,089)

Group – 2003

Deferred Income Tax Liabilities arising from	Accelerated tax depreciation US$'000	Unremitted foreign sourced income US$'000	Business combination activities US$'000	Others US$'000	Total US$'000
At 28 December 2002	251,463	14,904	11,174	100,696	378,237
Credited to income statement	(13,164)	(650)	(2)	(1,710)	(15,526)
Disposal of a discontinued operation	(2,261)	(582)	–	–	(2,843)
Foreign currency translation	(32)	3	–	(20)	(49)
At 26 December 2003	236,006	13,675	11,172	98,966	359,819

Group – 2003

Deferred Income Tax Assets arising from	Provisions US$'000	Unutilised tax losses US$'000	Leasing related activities US$'000	Others US$'000	Total US$'000
At 28 December 2002	(33,110)	(38,571)	(16,235)	(38,038)	(125,954)
Charged/(credited) to income statement	3,839	(10,959)	(4,410)	(6,923)	(18,453)
Foreign currency translation	55	(32)	–	–	23
At 26 December 2003	(29,216)	(49,562)	(20,645)	(44,961)	(144,384)

Company – 2004

Deferred Income Tax Liabilities arising from	Unremitted foreign sourced income US$'000
At 27 December 2003	10,727
Effect of changes in tax rates	(600)
Charged to income statement	140
At 31 December 2004	10,267

Company – 2003

Deferred Income Tax Liabilities arising from	Unremitted foreign sourced income US$'000
At 28 December 2002	10,921
Effect of changes in tax rates	520
Credited to income statement	(714)
At 26 December 2003	10,727

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

	Group		Company	
	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000
Deferred income tax assets	(41,825)	(41,024)	–	–
Deferred income tax liabilities	168,937	256,459	10,267	10,727
	127,112	215,435	10,267	10,727

The amounts shown in the balance sheets included the following:

	Group		Company	
	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000
Deferred income tax assets to be recovered after 12 months	(1,518)	(38,933)	–	–
Deferred income tax liabilities to be settled after 12 months	179,172	251,369	10,267	10,727

10. Earnings Per Share

	Group	
	2004	2003
Net profit after tax attributable to shareholders (US$'000)	942,707	428,826
Weighted average number of ordinary shares in issue for basic earnings per share ('000)	1,439,914	1,210,627
Weighted average number of unissued shares under NOL SOP and PSP ('000)	2,034	20,493
Weighted average number of anti-dilutive shares ('000)	(48)	(833)
Number of shares that would have been issued at fair value ('000)	(1,406)	(15,112)
Weighted average number of ordinary shares for diluted earnings per share ('000)	1,440,494	1,215,175

Basic earnings per share is calculated by dividing the net profit after tax attributable to shareholders by the weighted average number of ordinary shares in issue during the financial year.

For purposes of calculating diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect arising from the exercise of all outstanding share options granted to employees where such shares would be issued at a price lower than the fair value (average share price during the financial year) and the vesting of all outstanding performance shares awarded to key executives. The difference between the number of shares to be issued at the exercise prices under the options and the number of shares that would have been issued at the fair value based on the assumed proceeds from the issue of these shares are treated as ordinary shares issued for no consideration. The number of such shares issued for no consideration and the number of outstanding performance shares are added to the number of ordinary shares outstanding in the computation of diluted earnings per share. No adjustment is made to the net profit after tax attributable to members of the Company.

11. Cash and Cash Equivalents

	Group		Company	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
Fixed deposits	586,971	446,680	737	130,388
Bank and cash balances	87,556	95,837	1,860	15,537
	674,527	542,517	2,597	145,925

Cash and cash equivalents are denominated in the following currencies:

	Group		Company	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
United States Dollar	533,220	484,759	672	144,027
Chinese Renminbi	85,752	14,318	–	–
Singapore Dollar	3,289	3,593	779	1,518
Others	52,266	39,847	1,146	380
	674,527	542,517	2,597	145,925

Fixed deposits have an average maturity of 1 month (2003: 0.5 month) from the end of the financial year with the following weighted average effective interest rates:

	Group		Company	
	2004	2003	2004	2003
	%	%	%	%
United States Dollar	2.2	1.0	1.9	1.0
Others	1.9	1.7	–	–

The exposure of cash and cash equivalents to interest rate risks and the periods in which they "reprice" are as follows:

	Group		Company	
	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000
Variable rates				
– Less than 6 months	26,962	67,412	–	–
Fixed rates				
– Less than 6 months	560,001	379,260	737	130,388
– More than 6 months but less than 1 year	8	8	–	–
Non-interest bearing	87,556	95,837	1,860	15,537
	674,527	542,517	2,597	145,925

Summary of effect of acquisition and disposal of subsidiaries and a discontinued operation on the Group's cash flows	Group 2004 US$'000	 2003 US$'000
Net assets acquired:		
Property, plant and equipment (Note 17)	85,340	–
Intangible assets (Note 19)	36,655	–
Current assets	759	–
Current liabilities	(110,842)	–
Non-current liabilities	(24,399)	–
Net attributable liabilities acquired (Note 13)	(12,487)	–
Goodwill arising on consolidation (Note 20)	12,487	–
Cost of acquisition of a subsidiary	*	–
Add: Cash of a subsidiary acquired	754	–
Net cash inflow from acquisition of a subsidiary, net of cash acquired	754	–

* Cost of acquisition was at a nominal price of S$1.

	2004 US$'000	2003 US$'000
Net assets disposed:		
Property, plant and equipment (Note 17)	49,307	858,175
Intangible assets (Note 19)	134	–
Other non-current assets	581	15,609
Current assets	18,174	55,964
Current liabilities	(8,567)	(76,634)
Non-current liabilities	(9,769)	(404,253)
Net attributable assets disposed	49,860	448,861
Less: Minority interest	(463)	(23,957)
Add: Foreign currency translation reserve	180	615
	49,577	425,519
Profit on disposal of a discontinued operation	–	133,902
Profit on disposal of subsidiaries	8,063	224
Net proceeds from disposal of subsidiaries and a discontinued operation	57,640	559,645
Less: Cash of subsidiaries and a discontinued operation disposed	(7,959)	(22,711)
Less: Cash receivable from buyers of a subsidiary and a discontinued operation	(2,432)	(4,591)
Net cash inflow on disposal of subsidiaries and a discontinued operation, net of cash disposed	47,249	532,343

12. Current Assets

	Group		Company	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
(a) Trade and Other Receivables				
Trade debtors (net of provision of US$13.3 million (2003: US$28.4 million))	805,164	623,587	14	37
Other debtors and recoverables (net of provision of US$1.8 million (2003: US$1.8 million))	77,964	40,950	45,879	6,970
Amounts due from subsidiaries (net of provision) (Note 13)	–	–	597,827	114,270
Amounts due from associated companies (net of provision) (Note 14)	207	470	123	72
Loans to subsidiaries (net of provision) (Note 13)	–	–	336,551	78,659
Loans to associated companies (net of provision) (Note 14)	798	644	798	644
Loans receivable (net of provision) (Note 22)	300	585	140	172
Dividend receivables	–	–	–	1,698
Accrued interest receivables	885	490	–	39
	885,318	666,726	981,332	202,561

Trade and other receivables are denominated in the following currencies:

	Group		Company	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
United States Dollar	811,912	606,462	845,753	148,577
Euro	13,462	27,137	–	–
Singapore Dollar	7,016	6,832	125,246	37,901
Others	52,928	26,295	10,333	16,083
	885,318	666,726	981,332	202,561

The above trade and other receivables are non-interest bearing except as disclosed in the respective notes.

	Group		Company	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
(b) Other Current Assets				
Trading securities –				
Quoted equity investments	17	15	–	–
Deposits and prepaid expenses	53,071	46,327	9,216	10,270
	53,088	46,342	9,216	10,270
Market value of quoted equity investments at end of financial year	19	15	–	–

The market value of quoted equity investments is determined by reference to the relevant stock exchange quoted bid prices.

Included in trade and other receivables and other current assets for the Group are US$0.7 million and US$0.2 million due from related companies respectively. Related companies consist of subsidiary companies of the holding company. Since Temasek became the Company's holding company during the financial year 2004 (Note 1), the balances between the Group and related companies as at 26 December 2003 are not applicable for disclosure.

13. Investments in Subsidiaries

	Company 2004 US$'000	Company 2003 US$'000
Unquoted equity shares, at cost	1,022,047	1,056,958
Provision for impairment in value	(90,327)	(110,906)
	931,720	946,052
Loans to subsidiaries:		
Loans receivable at end of financial year	383,454	147,426
Provision for doubtful loans	(46,903)	(68,767)
	336,551	78,659
Loans receivable within 12 months (Note 12)	(336,551)	(78,659)
	–	–
Loans from subsidiaries:		
Loans payable at end of financial year	(16,605)	(14,096)
Loans payable within 12 months (Note 24)	16,605	14,096
	–	–
Amounts due from subsidiaries		
– non-trade	618,802	133,859
Provision for doubtful non-trade debts	(20,975)	(19,589)
	597,827	114,270
Amounts due from subsidiaries within 12 months (Note 12)	(597,827)	(114,270)
	–	–
Amounts due to subsidiaries		
– non-trade	(5,628)	(8,363)
Amounts due to subsidiaries within 12 months (Note 23)	5,628	8,363
	–	–
	931,720	946,052

The loans to/(from) subsidiaries are unsecured and repayable on demand.

The loans bear interest at rates ranging from 2.06% to 2.27% (2003: 0.63% to 9.75%) per annum at the balance sheet date, except for loans from subsidiaries of US$16.6 million (2003: US$13.4 million) and loans to subsidiaries of US$358.4 million (2003: US$122.5 million), which are interest free.

The non-trade balances with subsidiaries are unsecured, repayable on demand and interest free.

The decrease in provision for impairment in value of subsidiaries is mainly due to the sale of Neptune Associated Shipping Pte Ltd group ("NAS") during the financial year and the result of the impairment assessment for Automar (Bermuda) Ltd group ("Automar"). Please refer to Note 17(c)(ii).

Details of the subsidiaries of the Group are set out in Note 40.

Acquisition of a Subsidiary

On 1 December 2004, the Group acquired 100% of the issued share capital of Chenab Investments Pte Ltd ("CIL") for a cash consideration of S$1. The principal activities of CIL are those of investment holding and rental of properties. Apart from the rental of NOL Building, the only property held under CIL, CIL did not carry out any other activities or derive any other income.

CIL contributed loss from operations of US$0.4 million to the Group for the period from 1 December 2004 to 31 December 2004. CIL's assets and liabilities at 31 December 2004 were US$85.3 million and US$110.5 million respectively. If the acquisition had occurred on 27 December 2003, Group revenue would have been US$6.54 billion, and net profit would have been US$944.3 million.

13. Investments in Subsidiaries (continued)

Acquisition of a Subsidiary (continued)

Details of net liabilities acquired and the resultant goodwill arising on consolidation are as follows:

	US$'000
Cost on acquisition of a subsidiary	*
Fair value of net attributable liabilities acquired (Note 11)	(12,487)
Goodwill arising on consolidation (Note 20)	12,487

* Cost of acquisition was at a nominal price of S$1.

Although CIL was in a net liability position, the Company decided to acquire it for a purchase consideration of S$1 as it is more cost effective to own the NOL Building than pay rental in the long term. This resulted in the goodwill of US$12.5 million.

The assets and liabilities arising from the acquisition are as follows:

	Note	Fair Value US$'000	CIL's carrying amount US$'000
Property, plant and equipment (Note 17)	(i)	85,340	85,340
Intangible asset (Note 19)	(ii)	36,655	–
Cash and cash equivalents		754	754
Other current assets		5	5
Current liabilities		(110,842)	(110,842)
Deferred income tax liabilities (Note 9)	(iii)	(24,399)	–
Net attributable liabilities acquired		(12,487)	(24,743)

Note:

(i) NOL Building held under CIL was carried at fair value in CIL's books.

(ii) Intangible asset relates to the favourable lease contract that CIL had with the Group.

(iii) The imputed deferred tax liabilities ("DTL") on NOL Building and the favourable lease contract were US$17.1 million and US$7.3 million respectively.

Upon acquisition, the intangible asset was written off immediately as the existing 10-year tenancy agreement between the Company and CIL was terminated once CIL became a subsidiary of the Group. Similarly, the DTL on the intangible asset was written back immediately in conjunction with the write off of the intangible asset. The goodwill arising on consolidation of CIL was impaired immediately as no future benefit is anticipated from the goodwill. The DTL on NOL Building was also written back as it was not material as compared to the Group's net profit for the year. The deferred lease payable arising from the straight-line recognition of rental expense amounting to US$8.7 million was also written back.

Premised on the above accounting treatment, the Group's net profit was reduced by US$16.0 million as a result of the acquisition of CIL.

Disposal of Subsidiaries

On 16 March 2004, the Group disposed of its 100% interest in NAS for a cash consideration of US$55.9 million. The disposal resulted in a profit of US$8.5 million.

On 15 April 2004, the Group completed the sale of its 72.5% equity stake in ship chandelling business, Orient Marine Pte Ltd to STH Logistics Pte Ltd for a cash sum of US$1.7 million. The sale resulted in a profit of US$0.4 million.

During the year, the Group disposed via liquidation its 100% interest in NOL (Japan) Ltd. The disposal resulted in a loss of US$0.8 million.

The effect of the above disposals to the Group's cash flows is disclosed in Note 11.

14. Investments in Associated Companies

	Group 2004 US$'000	Group 2003 US$'000	Company 2004 US$'000	Company 2003 US$'000
Quoted equity shares, at cost	5,985	6,594	5,985	6,594
Unquoted equity shares, at cost	2,151	7,181	2,255	2,255
	8,136	13,775	8,240	8,849
Share of post-acquisition reserve				
At beginning of financial year	(8,514)	(6,615)	–	–
Share of results before tax[12]	609	177	–	–
Share of tax (Note 9(a))	–	(135)	–	–
Share of results after tax	609	42	–	–
Dividend received from associated company	(177)	(18)	–	–
Transfer of associated company to long term investments	–	(4,348)	–	–
Disposal of associated companies	5,213	2,425	–	–
At end of financial year	(2,869)	(8,514)	–	–
Foreign currency translation	(129)	(99)	–	–
Provision for impairment in value	(5,118)	(5,118)	(8,203)	(8,785)
	20	44	37	64
Loans to associated companies:				
Loans receivable at end of financial year	28,826	42,239	28,826	33,123
Provision for doubtful loans	(28,028)	(41,595)	(28,028)	(32,479)
	798	644	798	644
Loans receivable within 12 months (Note 12)	(798)	(644)	(798)	(644)
	–	–	–	–
Amounts due from associated companies				
– trade	84	319	–	–
– non-trade	7,323	7,143	7,323	7,064
	7,407	7,462	7,323	7,064
Provision for doubtful non-trade debts	(7,200)	(6,992)	(7,200)	(6,992)
	207	470	123	72
Amounts due from associated companies within 12 months (Note 12)	(207)	(470)	(123)	(72)
	–	–	–	–
Amounts due to associated companies				
– trade	–	(253)	–	–
– non-trade	(5)	(5)	(5)	(5)
	(5)	(258)	(5)	(5)
Amounts due to associated companies within 12 months (Note 23)	5	258	5	5
	–	–	–	–
	20	44	37	64

12 There was no amortisation charge of goodwill in respect of the acquisition of associated companies (2003: $0.2million). Investments in associated companies at 31 December 2004 includes goodwill of US$0.2 million, net of accumulated amortisation of US$3.2 million (2003: US$0.2 million, net of accumulated amortisation of US$3.2 million).

14. Investments in Associated Companies (continued)

	Group		Company	
	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000
Market value of quoted equity shares at end of financial year	1,810	548	1,810	548

The market value of quoted investment is determined by reference to the relevant stock exchange quoted bid prices.

The loans to associated companies for the Group are unsecured and repayable on demand, except for loans amounting to US$2.4 million (2003: US$2.2 million) which are secured and a loan of US$1.8 million (2003: US$10.9 million) which has a repayment period of more than 12 months.

The loans to associated companies for the Company are unsecured and repayable on demand, except for loans amounting to US$2.4 million (2003: US$2.2 million) which are secured and a loan of US$1.8 million (2003: US$1.8 million) which has a repayment period of more than 12 months.

The loans bear interest at rates ranging from 3.24% to 8.88% (2003: 4.17% to 8.00%) per annum at balance sheet date, except for loans to associated companies for the Group of US$2.6 million (2003: US$15.2 million) and for the Company of US$2.6 million (2003: US$6.0 million), which are interest free.

The non-trade balances with associated companies are unsecured, repayable on demand and interest free.

Details of the associated companies of the Group are set out in Note 40.

15. Investments in Joint Ventures

	Group	
	2004 US$'000	2003 US$'000
Unquoted equity shares, at cost	21,336	10,402
Share of post-acquisition reserve		
At beginning of financial year	(7,324)	(7,427)
Share of results before and after tax	4,394	103
At end of financial year	(2,930)	(7,324)
Provision for impairment in value	–	(1,575)
	18,406	1,503

The Group's share of results of joint ventures are as follows:

	Group	
	2004 US$'000	2003 US$'000
Revenue	38,428	9,268
Cost of sales	(27,734)	(2,241)
Other expenses	(6,300)	(6,924)
Net profit after tax	4,394	103

The Group's share of assets and liabilities of the joint ventures comprise of:

	Group	
	2004	2003
	US$'000	US$'000
Non-current assets	33,752	22,424
Current assets	51,882	3,079
Non-current liabilities	(18,426)	(18,766)
Current liabilities	(48,802)	(5,234)
Net assets	18,406	1,503

Details of the joint ventures of the Group are set out in Note 40.

16. Long Term Investments

	Group		Company	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
Unquoted equity shares, at cost	10,780	11,790	7,059	7,059
Other unquoted investments, at cost	16,993	16,569	1,900	1,900
	27,773	28,359	8,959	8,959
Provision for impairment in value	(7,263)	(8,089)	(3,217)	(4,517)
Total unquoted investments	20,510	20,270	5,742	4,442
Quoted equity shares, at cost	40	162	–	25
Total long term investments	20,550	20,432	5,742	4,467
Market value of quoted equity shares at end of financial year	213	238	–	34

The market value of quoted equity shares is determined by reference to the relevant stock exchange quoted bid prices.

17. Property, Plant and Equipment

Group	Vessels in operation US$'000	Freehold land and buildings US$'000	Leasehold land and buildings US$'000	Plant & machinery and operating equipment US$'000	Computers and software US$'000	Others[13] US$'000	Total US$'000
Cost							
At 27 December 2003	2,442,054	43,761	106,207	765,888	104,517	35,356	3,497,783
Additions	6,373	36	5,635	180,878	12,880	2,964	208,766
Disposals	–	(8,331)	(5,807)	(17,437)	(1,852)	(1,837)	(35,264)
Acquisition of a subsidiary	–	85,340	–	–	–	–	85,340
Disposal of subsidiaries	(132,368)	–	(2,359)	(9,353)	(2,303)	(642)	(147,025)
Write-offs	–	–	–	–	(4)	–	(4)
Reclassification	–	–	118	28	88	(234)	–
Foreign currency translation	3	(208)	1,704	488	127	68	2,182
At 31 December 2004	2,316,062	120,598	105,498	920,492	113,453	35,675	3,611,778
Accumulated Depreciation							
At 27 December 2003	652,103	8,300	51,567	316,536	69,185	19,818	1,117,509
Additions	118,826	1,241	5,640	88,012	12,832	5,011	231,562
Disposals	–	(2,695)	(2,390)	(10,837)	(2,060)	(1,573)	(19,555)
Disposal of subsidiaries	(73,829)	–	(928)	(6,412)	(1,775)	(496)	(83,440)
Write-offs	–	–	–	–	(4)	–	(4)
Reclassification	–	–	(40)	–	15	25	–
Foreign currency translation	6	(72)	710	570	365	(75)	1,504
At 31 December 2004	697,106	6,774	54,559	387,869	78,558	22,710	1,247,576
Accumulated Impairment Losses							
At 27 December 2003	43,471	2,913	29,519	4,391	36	227	80,557
Impairment loss charged during the financial year	–	6,176	–	–	–	–	6,176
Impairment loss written back during the financial year	(24,000)	–	(551)	–	–	–	(24,551)
Disposals	–	(849)	(1,629)	–	–	–	(2,478)
Disposal of subsidiaries	(14,278)	–	–	–	–	–	(14,278)
Reclassification	–	3,673	(3,673)	–	–	–	–
Foreign currency translation	–	(1)	612	35	2	10	658
At 31 December 2004	5,193	11,912	24,278	4,426	38	237	46,084
Net Book Value							
At 31 December 2004	1,613,763	101,912	26,661	528,197	34,857	12,728	2,318,118
At 26 December 2003	1,746,480	32,548	25,121	444,961	35,296	15,311	2,299,717

[13] Consists of motor vehicles, office equipment, furniture, fixture and fittings.

Company	Vessels in operation US$'000	Freehold land and buildings US$'000	Computers and software US$'000	Others[14] US$'000	Total US$'000
Cost					
At 27 December 2003	–	4,333	1,364	7,938	13,635
Additions	–	–	469	227	696
Disposals	–	(3,956)	(136)	(90)	(4,182)
Transfer from/(to) a subsidiary	50,346	–	(18)	–	50,328
At 31 December 2004	50,346	377	1,679	8,075	60,477
Accumulated depreciation					
At 27 December 2003	–	1,809	901	3,888	6,598
Additions	1,304	132	212	832	2,480
Disposals	–	(1,743)	(151)	(81)	(1,975)
At 31 December 2004	1,304	198	962	4,639	7,103
Accumulated impairment losses					
At 27 December 2003	–	636	–	–	636
Impairment loss charged during the financial year	–	298	–	–	298
Disposals	–	(849)	–	–	(849)
At 31 December 2004	–	85	–	–	85
Net book value					
At 31 December 2004	49,042	94	717	3,436	53,289
At 26 December 2003	–	1,888	463	4,050	6,401

[14] Consists of motor vehicles, office equipment, furniture, fixture and fittings.

(a) At the balance sheet date, the net book value of vessels of the Group under finance lease agreements amounted to US$372.4 million (2003: US$492.2 million). Net book value of other property, plant and equipment under finance lease agreements amounted to US$0.9 million (2003: US$1.7 million).

Finance leases and instalment arrangements for acquisitions of property, plant and equipment are disclosed under Note 28 to the financial statements.

(b) At the balance sheet date, the net book value of vessels of the Group charged by way of legal mortgages to banks for term loans amounted to US$148 million (2003: US$725 million). There was no other property, plant and equipment charged by way of legal mortgages to banks for term loans as at 31 December 2004 (2003: US$70.8 million).

Securities provided by way of charges on vessels of the Group include assignments, in applicable circumstances, of insurance claims and earnings relating to these vessels.

17. Property, Plant and Equipment (continued)

(c) The details of the asset impairment loss of the Group are as follows:

(i) The impairment loss charged/written back in 2004 for freehold and leasehold land and buildings relates to the "Others" business segment (Note 38). The recoverable amount was determined at the individual property level and represents the fair value less costs to sell, determined by reference to market prices of equivalent assets.

(ii) The reversal of impairment loss of US$24.0 million for vessels in operation, due to the improved shipping industry, relates to the "Others" business segment (Note 38). This is a result of the impairment assessment for Automar, which owns the vessels. The recoverable amount was determined based on the value in use method at the cash generating unit level. In determining the value in use, the discount rate used is 9% per annum on a pre-tax basis. In the prior financial year, the recoverable amount was determined based on the fair value of the vessels less costs to sell. The fair value was derived from the individual indicative market price or scrap value of the vessels.

(d) The following shows the net book value of property, plant and equipment of the Group that are chartered/leased out to third parties under operating leases:

	Group	
	2004	**2003**
	US$'000	**US$'000**
Vessels		
Cost	282,157	360,301
Accumulated depreciation	(84,629)	(108,178)
Net book value	197,528	252,123
Non-Vessels		
Cost	18,573	27,851
Accumulated depreciation	(5,706)	(6,719)
Net book value	12,867	21,132

The depreciation charge for vessels chartered out under operating leases for the financial year is US$14.6 million (2003: US$15.5 million).

The depreciation charge for non-vessels leased out under operating leases for the financial year is US$0.5 million (2003: US$1.2 million).

18. Deferred Charges

	Group		Company	
	2004	**2003**	**2004**	**2003**
	US$'000	**US$'000**	**US$'000**	**US$'000**
Balance at beginning of financial year	4,746	8,271	335	402
Disposal of a discontinued operation	–	(706)	–	–
Additions during the financial year	248	769	–	–
Amount amortised during the financial year (Note 5)	(3,585)	(3,585)	(67)	(67)
Foreign currency translation	(2)	(3)	–	–
Balance at end of financial year	1,407	4,746	268	335

19. Intangible Assets

	Group		Company	
	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000
Contract and lease advantages	21,608	21,608	–	–
System technology and software	61,825	62,760	686	906
	83,433	84,368	686	906
Accumulated amortisation	(49,870)	(42,182)	(649)	(708)
Accumulated impairment losses	(5,741)	(5,741)	–	–
Net book value	27,822	36,445	37	198
Net book value at beginning of financial year	36,445	48,072	198	393
Amount amortised during the financial year (Note 5)	(10,470)	(10,799)	(161)	(195)
Acquisition of a subsidiary (Note 13)	36,655	–	–	–
Additions	2,291	3,948	–	–
Disposals	(318)	–	–	–
Disposal of subsidiaries	(134)	–	–	–
Write-offs (Note 5 and 13)	(36,655)	(4,433)	–	–
Foreign currency translation	8	(343)	–	–
Net book value at end of financial year	27,822	36,445	37	198

The net book value of intangible assets includes US$0.2 million (2003: US$0.5 million) of internally generated system technology and software.

20. Goodwill Arising on Consolidation

	Group	
	2004 US$'000	2003 US$'000
Balance at beginning of financial year	267,898	301,977
Acquisition of additional interests in subsidiaries	8,059	–
Acquisition of a subsidiary (Note 13)	12,487	–
Amount amortised during the financial year (Note 5)	–	(26,510)
Impairment loss charged during the financial year (Note 5)	(66,991)	–
Disposal of a discontinued operation	–	(7,569)
Balance at end of financial year	221,453	267,898
Cost	221,453	357,730
Accumulated amortisation	–	(85,647)
Accumulated impairment loss	–	(4,185)
Net book value at end of financial year	221,453	267,898

The impairment loss charged during the financial year is made up of US$54.5 million relating to the logistics business and US$12.5 million relating to the acquisition of CIL during the year (see details in Note 13).

20. Goodwill Arising on Consolidation (continued)

Impairment Test for Goodwill

Goodwill is allocated to the Group's cash-generating units ("CGUs") identified within the business segments.

A segment-level summary of the goodwill allocation is presented below.

	Note	2004 US$'000	2003 US$'000
Liner	(i)	113,395	113,395
Logistics	(ii)	108,058	154,503
Net book value at end of financial year		221,453	267,898

(i) Liner

The recoverable amount of the liner business is determined based on value-in-use calculations. These calculations used three-year cash flow projections approved by management. Assumptions used in the three-year cash flow projections are based on industry forecasts.

Cash flows beyond the three-year period are extrapolated using the estimate growth rate of 3%. The growth rate does not exceed the long-term average growth rate for the industry in which the liner business operates.

Discount rate of 8% is used to determine the recoverable amount of the liner business.

Management believes that any reasonably possible change on the key assumptions of which Liner's recoverable amount is based would not cause Liner's carrying amount to exceed its recoverable amount.

(ii) Logistics

For the logistics business, the recoverable amount is determined by using fair value less costs to sell calculations, based on best information available. These calculations use discounted cash flow projections based on financial budgets approved by management covering a four-year period.

Key assumptions used for discounted cash flows projections calculations for the logistics business are as follows:

The residual value was estimated based on an average of earnings before interest and tax ("EBIT"), earnings before interest, tax, depreciation and amortisation ("EBITDA") and revenue exit multiples calculated based on comparable companies' indications, after adjustments for differences in risk and growth, of 0.25 to 8.00 for Global Contract Logistics ("GCL") and 0.30 to 8.00 for International Forwarding Services ("IFS"), as well as using the Gordon Growth model with a growth rate of 3% for both GCL and IFS. The control premium used was based on the median of indicated premiums of comparable companies in the logistics/transportation industry of 14.9% to 47.9% for both GCL and IFS.

	2004	
	GCL %	IFS %
Revenue growth rate	3.8 to 10.0	18.0 to 26.6
Discount rate	13.0	15.0

The discount rate used was developed using the capital asset pricing model. Revenue growth rates are based on industry projections adjusted by historical growth rates and considerations such as strategic directions and market share.

Historically, the CGUs used for goodwill allocation for the logistics business were Warehouse Management Services ("WMS") and Transportation Management Services ("TMS"). During the year, changes were made to the CGUs as a result of reorganisation of several lines of business within the logistics segment. WMS merged into GCL and Freight Management, formerly in TMS, also merged into GCL. The new cash generating units are GCL and IFS. The changes in carrying amount of goodwill for the various logistics CGUs are as follows:

	IFS US$'000	GCL US$'000	WMS US$'000	TMS US$'000	Total US$'000
Balance at 27 December 2003	–	–	147,203	7,300	154,503
Reporting segment realignment	–	154,503	(147,203)	(7,300)	–
Goodwill acquired	8,059	–	–	–	8,059
Impairment charge	–	(54,504)	–	–	(54,504)
Balance at 31 December 2004	8,059	99,999	–	–	108,058

The impairment loss charged of US$54.5 million arose due to a change in management's estimate on the contribution margin achievable by the GCL line of business, where most of the goodwill is residing.

If the revised estimated exit multiples for the GCL CGU had been 3% lower than management's estimates, GCL would need to reduce the carrying value of goodwill by US$0.8 million to US$2.5 million. If the revised estimated control premium had been 3% lower than management's estimates, GCL would need to reduce the carrying value of goodwill by US$3.5 million. If the revised estimated growth rate had been 3% lower than management's estimates, GCL would need to reduce the carrying value of goodwill by US$4.8 million. If the revised estimated discount rate applied to the discounted cash flows had been 3% higher than management's estimates, GCL would need to reduce their carrying value of goodwill by US$1.0 million. If the actual exit multiples, control premium, growth rate had been higher or the discount rate lower than management's estimates, GCL would not be able to reverse any impairment loss that arose on goodwill.

Management believes that any reasonably possible change in the key assumptions on which IFS's recoverable amount is based would not cause IFS's carrying amount to exceed its recoverable amount.

21. Other Non-current Assets

		Group		Company	
		2004	2003	2004	2003
	Note	US$'000	US$'000	US$'000	US$'000
Loans receivable (net of provision) (Note 22)		5,731	3,672	4,232	689
Long term deposits	(i)	11,783	58,924	846	41,646
Net defined benefit pension plan assets (Note 31)		7,800	4,239	–	–
Other non-current assets		11,322	7,400	–	–
		36,636	74,235	5,078	42,335

Included in other non-current assets for the Group is US$1.7 million due from related companies, consisting of subsidiary companies of the holding company. Since Temasek became the Company's holding company during the financial year 2004 (Note 1), the balances between the Group and related companies as at 26 December 2003 are not applicable for disclosure.

(i) Long term deposits relate to deposits placed for the lease of terminals, vessels and buildings and are denominated in the following currencies:

	Group		Company	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
United States Dollar	835	47,378	625	40,794
Japanese Yen	5,178	5,120	–	–
Singapore Dollar	221	623	221	623
Others	5,549	5,803	–	229
	11,783	58,924	846	41,646

22. Loans Receivable

	Group		Company	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
Loans receivable	8,271	10,914	6,599	7,503
Provision for doubtful loans	(2,240)	(6,657)	(2,227)	(6,642)
	6,031	4,257	4,372	861
Amount receivable within 12 months (Note 12)	(300)	(585)	(140)	(172)
Amount receivable after 12 months (Note 21)	5,731	3,672	4,232	689

The loans bear interest at rates ranging from 2% to 7% (2003: 4% to 7%) per annum at balance sheet date.

Loans receivable after 12 months (net of provision) are denominated in the following currencies:

	Group		Company	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
United States Dollar	5,103	2,823	3,820	–
Singapore Dollar	476	689	412	689
Others	152	160	–	–
	5,731	3,672	4,232	689

Loans receivable includes loans given under the Group's approved housing, car and renovation loans scheme to key management and executives who are Directors as follows:

	Group		Company	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
Housing, car and renovation loans receivable	916	1,194	386	273
Less: current portion	(138)	(421)	(61)	(52)
	778	773	325	221

The current portion of housing, car and renovation loans receivable is included in current assets as loans receivable (Note 12). The interest rates of the loans given to key management ranged from 4.25% to 6.63% (2003: 4.00% to 7.00%) per annum at balance sheet date.

23. Current Liabilities

	Group		Company	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
(a) Trade and Other Payables				
Trade creditors	171,165	159,144	8,564	4,962
Accrued operating expenses	579,853	508,942	5,312	10,352
Accrued interest payable	7,436	20,836	612	7,775
Sundry creditors	35,434	33,891	9,652	11,317
Amounts due to subsidiaries (Note 13)	–	–	5,628	8,363
Amounts due to associated companies (Note 14)	5	258	5	5
Dividend payable	63	627	63	–
	793,956	723,698	29,836	42,774

Trade and other payables are denominated in the following currencies:

	Group		Company	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
United States Dollar	554,239	516,380	24,960	36,800
Euro	30,924	25,775	–	–
Singapore Dollar	11,855	8,270	2,327	2,575
Others	196,938	173,273	2,549	3,399
	793,956	723,698	29,836	42,774

Included in trade and other payables for the Group is US$6.6 million due to related companies, consisting of subsidiary companies of the holding company. Since Temasek became the Company's holding company during the financial year 2004 (Note 1), the balances between the Group and related companies as at 26 December 2003 are not applicable for disclosure.

	Group		Company	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
(b) Other Current Liabilities				
Unearned revenue	186,198	135,980	–	–

24. Borrowings

	Note	Group 2004 US$'000	Group 2003 US$'000	Company 2004 US$'000	Company 2003 US$'000
(a) Current					
Secured:					
Bank borrowings	(i)	15,365	70,729	–	–
Unsecured:					
Loans from subsidiaries (Note 13)		–	–	16,605	14,096
Finance lease liabilities (Note 28)		24,895	34,464	–	–
		24,895	34,464	16,605	14,096
		40,260	105,193	16,605	14,096
(b) Non-Current					
Secured:					
Bank borrowings	(i)	96,299	431,891	–	–
Unsecured:					
Bank borrowings	(ii)	–	133	–	–
Senior Debentures due 2024	(iii)	92,136	91,714	–	–
Medium Term Note due 2008	(iv)	297,275	297,275	297,275	297,275
Finance lease liabilities (Note 28)		259,431	319,618	–	–
Others		–	6,495	–	–
		648,842	715,235	297,275	297,275
Total non-current borrowings		745,141	1,147,126	297,275	297,275
Total Borrowings		785,401	1,252,319	313,880	311,371

Note:

(i) *Secured bank borrowings*

The loans are secured mainly on vessels (2003: vessels and containers) (Note 17) and repayable in instalments pursuant to their respective loan agreements.

(ii) *Unsecured bank borrowings*

These loan balances are repayable in instalments pursuant to their respective loan agreements.

(iii) *Senior Debentures due 2024*

The Group issued 8% Senior Debentures in 1994. Coupon payments are due semi-annually. The Senior Debentures had an effective interest rate of 10.60% (2003: 10.60%) per annum. The agreement on the Senior Debentures contains, among other restrictions, a covenant that limits the Group's ability to allow liens on assets.

(iv) *Medium Term Note due 2008*

The Company issued a 7-year Medium Term Note of S$540 million at a fixed rate of 4.09% in 2001. The purpose of the issue was to support the expansion of the Group's businesses and to refinance existing borrowings. Coupon payments are due semi-annually.

When the Medium Term Note of S$540 million was issued, the Group entered into a cross currency interest rate swap to convert the S$ fixed rate liability to a US$ floating rate liability (US$297.3 million).

24. Borrowings (continued)

(c) Carrying Amounts and Fair Values Information

The fair values of borrowings at the balance sheet date are based on expected future cash flows, discounted using borrowing rates which the Directors expect would be available to the Group at the balance sheet date, or where obtainable, an estimate from reputable financial institutions.

The following fair values are for information purposes only and are not recognised in the financial statements.

The estimated fair values of the Group and Company's borrowings approximate their carrying amounts as shown in the balance sheets except for certain borrowings disclosed as follows:

Group

	Carrying amounts		Fair values	
	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000
Senior Debentures due 2024	92,136	91,714	123,464	104,828
Medium Term Note due 2008	297,275	297,275	337,726	304,310

Company

	Carrying amounts		Fair values	
	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000
Medium Term Note due 2008	297,275	297,275	337,726	304,310

The fair value of the Medium Term Note due 2008 excludes the fair value of the cross currency interest rate swap. The fair value of the cross currency interest rate swap is disclosed in Note 24(h).

(d) Maturity Profile of Borrowings

The current borrowings are repayable on demand.

The maturity profile of non-current borrowings is as follows:

Group

As at 31 December 2004	Secured bank loans[15] US$'000	Unsecured bank loans US$'000	Finance lease liabilities US$'000	Total US$'000
Amount repayable in:				
2006	5,585	–	26,439	32,024
2007	5,890	–	28,185	34,075
2008	6,200	297,275	30,033	333,508
2009	6,552	–	32,178	38,730
Thereafter	72,072	92,136	142,596	306,804
	96,299	389,411	259,431	745,141

Group

As at 26 December 2003

	Secured bank loans[15] US$'000	Unsecured bank loans US$'000	Finance lease liabilities US$'000	Total US$'000
Amount repayable in:				
2005	60,479	–	36,065	96,544
2006	128,285	133	38,280	166,698
2007	113,640	–	40,110	153,750
2008	50,864	297,275	30,406	378,545
Thereafter	78,623	98,209	174,757	351,589
	431,891	395,617	319,618	1,147,126

15 The loans are secured mainly on vessels (2003: vessels and containers).

Company

As at 31 December 2004

	Unsecured bank loans US$'000
Amount repayable in:	
2006	–
2007	–
2008	297,275
2009	–
Thereafter	–
	297,275

As at 26 December 2003

	Unsecured bank loans US$'000
Amount repayable in:	
2005	–
2006	–
2007	–
2008	297,275
Thereafter	–
	297,275

24. Borrowings (continued)

(e) Effective interest rates

The effective interest rates as at the balance sheet date before taking into account the effects of hedging are as follows:

	Group		Company	
	2004	2003	2004	2003
	%	%	%	%
Secured loans	2.74 – 3.45	1.65 – 2.44	–	–
Senior Debentures due 2024	10.60	10.60	–	–
Medium Term Note due 2008	4.09	4.09	4.09	4.09
Finance lease liabilities	3.03 – 3.24	1.92 – 1.96	–	–
Others	–	1.38	–	–

The exposure of borrowings of the Group and Company to interest rate changes and the periods in which the borrowings "reprice" are as follows:

As at 31 December 2004	2005 US$'000	2006 to 2009 US$'000	2010 and thereafter US$'000	Total US$'000
Group				
Total borrowings (before interest rate swaps)	395,453	297,804	92,144	785,401
Effect of interest rate swaps	297,275	(297,275)	–	–
Total borrowings (after interest rate swaps)	692,728	529	92,144	785,401
Company				
Total borrowings (before interest rate swaps)	16,605	297,275	–	313,880
Effect of interest rate swaps	297,275	(297,275)	–	–
Total borrowings (after interest rate swaps)	313,880	–	–	313,880

As at 26 December 2003	2004 US$'000	2005 to 2008 US$'000	2009 and thereafter US$'000	Total US$'000
Group				
Total borrowings (before interest rate swaps)	861,424	299,181	91,714	1,252,319
Effect of interest rate swaps	272,476	(272,476)	–	–
Total borrowings (after interest rate swaps)	1,133,900	26,705	91,714	1,252,319
Company				
Total borrowings (before interest rate swaps)	14,096	297,275	–	311,371
Effect of interest rate swaps	297,275	(297,275)	–	–
Total borrowings (after interest rate swaps)	311,371	–	–	311,371

The Group has US$692.2 million (2003: US$1,126.9 million) of borrowings at variable rates and US$93.2 million (2003: US$125.4 million) at fixed rates after taking into account the effects of hedging. The Company only has variable rate borrowings.

(f) Currency Risk

The carrying amount of total borrowings after taking into account the effects of hedging are denominated in the following currencies:

	Group		Company	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
United States Dollar	784,290	1,250,976	303,047	301,231
Singapore Dollar	42	7	2,383	2,528
Others	1,069	1,336	8,450	7,612
	785,401	1,252,319	313,880	311,371

(g) Derivative Financial Instruments Related to Borrowings

To hedge the risks arising from fluctuations in currency exchange rates and interest rates, the Group enters into the following derivative financial instruments:

(i) Interest rate swaps

In 1995, the Group entered into an interest rate swap agreement on a vessel mortgage note to exchange the floating interest rate obligations on the note for fixed interest rate obligations for a period of 10 years. The interest rate swap was terminated during the year when the underlying loan was fully paid.

(ii) Cross currency interest rate swaps

When the Medium Term Note of S$540 million was issued, the Group entered into a cross currency interest rate swap to convert the S$ fixed rate liability to a US$ floating rate liability (US$297.3 million).

(iii) Interest rate collars

Between 1999 to 2001, the Group entered into interest rate collar contracts with a notional amount of US$1.4 billion. The floor rate ranges from 4.5% - 5.5% per annum and the cap rate is 7% per annum. The collar agreements terminate at various times between 2004 to 2006. The notional amount of interest rate collar contracts remaining as at 31 December 2004 amounts to US$650 million (2003: US$1,400 million).

As at 31 December 2004, the Group's interest rate collar with a notional amount of US$150 million (2003: US$356 million) was not assigned to any borrowings due to early repayments of loans and were not considered in determining the effective interest rates disclosed below.

The effective interest rates as at the balance sheet date after taking into account the effects of hedging are as follows:

	Group	
	2004	2003
	%	%
Secured loans	2.74 – 6.13	2.05 – 7.66
Medium Term Note due 2008	5.87 – 6.35	5.43 – 5.93
Finance lease liabilities	5.45 – 5.90	5.34 – 6.26

24. Borrowings (continued)

(h) Net Fair Values of Derivative Financial Instruments Related to Borrowings

The net fair values of the Group's interest rate swaps and interest rate collars at the balance sheet date are as follows:

	Group	
	2004 US$'000	2003 US$'000
Unfavourable interest rate swaps	–	2,598
Favourable cross-currency interest rate swaps	49,124	31,533
Unfavourable interest rate collars		
– unallocated	3,540	15,872
– allocated	11,213	64,820
	14,753	80,692

The above net fair values are for information purposes only and are not recognised in the financial statements.

The fair values of other derivative financial instruments are set out in Note 35.

25. Provisions

	Note	Group		Company	
		2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000
(a) Current					
Provision for restructuring and termination costs	(i)	4,260	22,986	1,560	14,921
Provision for drydocking costs	(ii)	1,770	193	–	–
Provision for onerous contracts – leased vessels	(iii)	–	22,728	–	22,728
Provision for onerous contract – leased premises	(iv)	–	4,000	–	–
		6,030	49,907	1,560	37,649
(b) Non-Current					
Provision for drydocking costs	(ii)	39	1,914	–	–
Provision for onerous contracts – leased vessels	(iii)	–	15,664	–	15,664
Provision for net defined benefit pension plan obligations (Note 31)		29,885	28,691	–	–
Provision for obligations in associated companies	(v)	24,364	24,858	11,895	8,906
		54,288	71,127	11,895	24,570

(i) *Movements in provision for restructuring and termination costs are as follows:*	Group 2004 US$'000	Group 2003 US$'000	Company 2004 US$'000	Company 2003 US$'000
Balance at beginning of financial year	22,986	32,034	14,921	13,003
Provision during the financial year				
– termination costs (Notes 5 and 8)	2,900	11,306	54	6,507
Utilised during the financial year	(7,626)	(16,067)	(2,264)	(4,586)
Write-back of provision during the financial year				
– restructuring costs (Note 5)	(507)	(151)	–	–
– termination costs (Notes 5 and 8)	(13,493)	(3,256)	(11,151)	–
Disposal of a discontinued operation	–	(877)	–	–
Foreign currency translation	–	(3)	–	(3)
Balance at end of financial year	4,260	22,986	1,560	14,921

Restructuring and termination provisions mainly comprise lease termination penalties and employee termination payments. They are recognised in the financial year in which the Group becomes legally or constructively committed to payment. Employee termination benefits are recognised only either after an agreement is in place with the appropriate employee representatives specifying the terms of redundancy and the number of employees affected, or after individual employees have been advised of the specific terms. Costs related to the on-going activities of the Group are not provided in advance.

The Group's restructuring and termination costs relate to certain organisational changes and the re-alignment of business functions, including costs incurred to vacate certain office space and for the elimination of certain positions. The costs related to restructuring activities were determined based on formal plans approved by management using the best available information.

The amounts ultimately incurred during the year changed as the execution of the initiatives to integrate the business and re-align the organisation was different from the original plans. This resulted in a write-back of provision of US$14.0 million (2003: US$3.4 million).

(ii) *Movements in provision for drydocking costs are as follows:*	Group 2004 US$'000	Group 2003 US$'000	Company 2004 US$'000	Company 2003 US$'000
Balance at beginning of financial year	2,107	5,054	–	–
Provision during the financial year (Note 5)	1,716	3,646	–	–
Utilised during the financial year	(563)	(3,697)	–	–
Write-back of provision during the financial year (Note 5)	–	(286)	–	–
Disposal of a discontinued operation	–	(2,610)	–	–
Disposal of subsidiaries	(1,451)	–	–	–
Balance at end of financial year	1,809	2,107	–	–

Provisions for drydocking costs relate to the estimated liability for future drydocking of vessels on operating leases at balance sheet date where there is a legal/contractual obligation to send these vessels for drydocking. These provisions are calculated based on past historical experience of the level of repairs and replacement required.

25. Provisions (continued)

(iii) Movements in provision for onerous contracts – leased vessels are as follows:	Group 2004 US$'000	Group 2003 US$'000	Company 2004 US$'000	Company 2003 US$'000
Balance at beginning of financial year	38,392	49,872	38,392	38,392
Utilised during the financial year	(24,847)	–	(24,847)	–
Write-back of provision during the financial year (Note 5)	(13,545)	(11,480)	(13,545)	–
Balance at end of financial year	–	38,392	–	38,392

The provisions were made for onerous contracts in respect of leased vessels under non-cancellable leases. These provisions were calculated based on the estimated net cost of exiting from the lease contracts. During the year, the Group exited from onerous contracts in respect of leased vessels and the remaining provision of US$13.5 million (2003: US$11.5 million) was written back.

(iv) Movements in provision for onerous contract – leased premises are as follows:	Group 2004 US$'000	Group 2003 US$'000	Company 2004 US$'000	Company 2003 US$'000
Balance at beginning of financial year	4,000	–	–	–
Provision during the financial year (Note 5)	–	4,000	–	–
Utilised during the financial year	(3,721)	–	–	–
Write-back of provision during the financial year (Note 5)	(279)	–	–	–
Balance at end of financial year	–	4,000	–	–

The provision was made for an onerous contract in respect of leased premises under a non-cancellable lease. This provision was calculated based on the estimated net cost of exiting from the lease contract. This onerous contract has been terminated in 2004 and the remaining provision of US$0.3 million was written back.

(v) Movements in provision for obligations in associated companies are as follows:	Group 2004 US$'000	Group 2003 US$'000	Company 2004 US$'000	Company 2003 US$'000
Balance at beginning of financial year	24,858	10,057	8,906	969
Provision during the financial year (Note 5)	2,376	14,296	2,989	7,937
Disposal of associated companies	(3,044)	–	–	–
Foreign currency translation	174	505	–	–
Balance at end of financial year	24,364	24,858	11,895	8,906

Provision for obligations in associated companies relate to additional losses provided for to the extent that the Group has incurred obligations or made payments on behalf of the associated companies, to satisfy obligations of the associated companies that the Group has guaranteed or otherwise committed.

26. Deferred Income

	Group	
	2004	2003
	US$'000	US$'000
Balance at beginning of financial year	25,421	30,509
Amount deferred during the financial year	12	441
Amount amortised during the financial year (Note 5)	(5,411)	(5,529)
Foreign currency translation	3	–
Balance at end of financial year	20,025	25,421

Deferred income relates to the deferred gain on sale and leaseback of assets (refer to Note 2(m)).

27. Other Non-current Liabilities

		Group		Company	
		2004	2003	2004	2003
	Note	US$'000	US$'000	US$'000	US$'000
Insurance accruals	(i)	58,158	49,221	–	–
Deferred lease payables		53,332	107,077	–	44,563
Other non-current liabilities		17,954	21,015	–	–
Balance at end of financial year		129,444	177,313	–	44,563

(i) The Group is obligated to pay various parties including customers, vessel crew, longshore workers and third parties under various casualty programmes. The Group is self-insured for a significant portion of its cargo, vessels, personal injury and employee health exposures. Insurance accruals are determined using actuarial estimates. These estimates are based on historical information along with certain assumptions about future events.

28. Finance Lease Liabilities

Finance lease liabilities relate to vessels and other property, plant and equipment acquired under finance leases.

Group
As at 31 December 2004

Future Lease Payments	**Vessels US$'000**	**Others[16] US$'000**	**Total US$'000**
Amount repayable in one year or less	34,598	582	35,180
Amount repayable in:			
2006	38,086	349	38,435
2007	39,374	199	39,573
2008	40,653	24	40,677
2009	41,685	11	41,696
Thereafter	160,523	6	160,529
Minimum lease payments	354,919	1,171	356,090
Less: Future finance charges	(71,651)	(113)	(71,764)
Provided for in the financial statements	283,268	1,058	284,326
Representing finance lease liabilities:			
Not later than one year (Note 24)	24,373	522	24,895
Later than one year (Note 24):			
– later than one year but not later than five years	116,307	530	116,837
– later than five years	142,588	6	142,594
	258,895	536	259,431
Total finance lease liabilities	283,268	1,058	284,326

Group
As at 26 December 2003

Future Lease Payments	**Vessels US$'000**	**Others[16] US$'000**	**Total US$'000**
Amount repayable in one year or less	40,961	1,093	42,054
Amount repayable in:			
2005	46,593	521	47,114
2006	50,816	360	51,176
2007	52,717	168	52,885
2008	42,287	2	42,289
Thereafter	204,096	–	204,096
Minimum lease payments	437,470	2,144	439,614
Less: Future finance charges	(85,317)	(215)	(85,532)
Provided for in the financial statements	352,153	1,929	354,082
Representing finance lease liabilities:			
Not later than one year (Note 24)	33,448	1,016	34,464
Later than one year (Note 24):			
– later than one year but not later than five years	143,949	913	144,862
– later than five years	174,756	–	174,756
	318,705	913	319,618
Total finance lease liabilities	352,153	1,929	354,082

[16] Others relate mainly to computer equipment, software, furniture, fixtures, motor vehicles and other equipment.

These leases terminate at various dates and the lease agreements provide options to purchase at specified values.

29. Share Capital

	Group and Company 2004 US$'000	**2003 US$'000**
(a) Authorised Ordinary Share Capital		
– 3,000,000,000 (2003: 3,000,000,000) ordinary shares of S$1 each	1,801,802	1,801,802
– 5,000,000 non-voting participative redeemable non-convertible preference shares of US$0.01 each	–	50
(b) Issued and Fully Paid Ordinary Share Capital		
– 1,451,573,876 (2003: 1,426,468,029) ordinary shares of S$1 each		
Balance at beginning of financial year	798,527	654,623
Issued during the financial year	14,755	143,904
Balance at end of financial year	813,282	798,527

29. Share Capital (continued)

The authorised capital of the Company has been reduced at the Extraordinary General Meeting held on 20 April 2004 by cancellation of the unissued 5,000,000 non-voting participative redeemable non-convertible preference shares.

During the financial year, the Company issued:

(a) 24,655,847 (2003: 13,884,142) ordinary shares of par value S$1.00 each, to the participants of the NOL SOP who exercised their options to purchase ordinary shares at the subscription price of between S$1.00 to S$2.14 (2003: S$1.00 to S$2.05) per share.
(b) 450,000 (2003: 450,000) ordinary shares of par value S$1.00 each, to the participants of the NOL PSP whose performance shares were vested on 31 December 2004 (Note 31 (a)(ii)).

30. Dividends

	Group and Company	
	2004 US$'000	2003 US$'000
Ordinary dividends paid or proposed		
Final taxable dividend paid in respect of the previous financial year of 3.08 Singapore cents per share (3.85 Singapore cents per share, less 20% tax)	26,318	–
Interim taxable dividend paid in respect of the current financial year of 7.00 Singapore cents per share (8.75 Singapore cents per share, less 20% tax)	58,545	–
Balance at end of financial year	84,863	–

The Directors recommended a final tax exempt (one-tier) dividend of 14.69 Singapore cents per share and a special tax exempt (one-tier) dividend of 21.69 Singapore cents per share, in respect of the financial year ended 31 December 2004 for approval by shareholders at the next Annual General Meeting to be convened on 26 April 2005.

The recommended final and special dividends have not been provided for in these financial statements and will be accounted for in the shareholders' equity as an appropriation of 2004 profits after tax in the financial statements for the year ending 30 December 2005.

31. Employee Benefits

(a) Equity Compensation Benefits

(i) Employee share options plan

Share options are granted to Directors and employees. As at the beginning of the financial year, there were 44,747,157 (2003: 51,975,543) outstanding options to subscribe for unissued ordinary shares of S$1 each exercisable at any time during the exercise periods. During the financial year, 17,745,000 (2003: 12,875,000) share options were granted, 24,651,347 (2003: 13,918,642) were exercised to take up unissued shares of the Company and 18,109,810 (2003: 6,184,744) were cancelled. These include 15,419,530 options which had been cancelled due to option holders' acceptance of the Offer made by Lentor. As at 31 December 2004, there were 30,000 (2003: 34,500) options exercised but for which shares have yet to be allotted.

The table below shows the outstanding share options and their respective exercise periods as at 31 December 2004:

Date option granted	Exercise Price	Exercise period[17] From	To	Number of outstanding options
13/04/99	S$1.00	13/04/00	12/04/04	–
01/10/99	S$2.05	01/10/00	30/09/04	–
03/05/00	S$1.52	03/05/01	14/03/05	10,500
19/10/00	S$1.37	19/10/01	14/03/05	142,000
26/03/01	S$1.30	26/03/02	14/03/05	–
19/10/01	S$1.00	19/10/02	14/03/05	70,000
19/10/01	S$1.00	19/10/02	14/03/05	78,000
18/10/02	S$1.00	18/10/03	14/03/05	277,500
07/11/02	S$1.00	07/11/03	14/03/05	–
19/12/02	S$1.00	19/12/03	14/03/05	140,000
17/11/03	S$2.14	15/09/04	14/03/05	250,000
17/11/03	S$2.14	15/09/04	14/03/05	1,018,000
31/12/04	S$2.98	31/12/05	30/12/09	641,000
31/12/04	S$2.98	31/12/05	30/12/14	17,104,000
			Total	19,731,000

[17] Following the acquisition of more than 50% of the Company's shares on 15 September 2004 by Temasek and its subsidiaries, all previously unvested options granted became vested on the same day, in accordance with the rules of the NOL SOP. In addition, options unexercised within six months from 15 September 2004 would subsequently lapse on 15 March 2005. As a result, options granted on the same date with different option terms would now have the same exercise periods.

The total number of share options vested are as follows:

	2004	2003
At beginning of financial year	31,872,157	34,380,543
At end of financial year	1,986,000	31,872,157

Employee Benefits (continued)

(a) Equity Compensation Benefits (continued)

(i) Employee share options plan (continued)

The table below shows the share options exercised during the financial year ended 31 December 2004:

Exercise Price	Exercise period[18] From	To	Number of options exercised
S$1.00	13/04/00	12/04/04	420,377
S$2.05	01/10/00	30/09/04	672,500
S$1.52	03/05/01	14/03/05	1,222,000
S$1.37	19/10/01	14/03/05	4,494,000
S$1.30	26/03/02	14/03/05	93,000
S$1.00	19/10/02	14/03/05	170,000
S$1.00	19/10/02	14/03/05	5,377,500
S$1.00	18/10/03	14/03/05	7,314,970
S$1.00	07/11/03	14/03/05	2,570,000
S$1.00	19/12/03	14/03/05	180,000
S$2.14	15/09/04	14/03/05	30,000
S$2.14	15/09/04	14/03/05	2,107,000
		Total	24,651,347

[18] Following the acquisition of more than 50% of the Company's shares on 15 September 2004 by Temasek and its subsidiaries, all previously unvested options granted became vested on the same day, in accordance with the rules of the NOL SOP. In addition, options unexercised within six months from 15 September 2004 would subsequently lapse on 15 March 2005. As a result, options granted on the same date with different option terms would now have the same exercise periods.

The table below shows the share options exercised during the last financial year ended 26 December 2003:

Exercise Price	Exercise period From	To	Number of options exercised
S$1.00	13/04/99	12/04/03	116,013
S$1.00	08/10/99	07/10/03	779,352
S$1.00	13/04/00	12/04/04	736,777
S$2.05	01/10/00	30/09/04	195,000
S$1.52	03/05/01	02/05/10	605,000
S$1.37	19/10/01	18/10/10	3,052,000
S$1.30	26/03/02	25/03/11	285,000
S$1.00	19/10/02	18/10/06	30,000
S$1.00	19/10/02	18/10/11	5,815,500
S$1.00	18/10/03	17/10/12	1,899,000
S$1.00	07/11/03	06/11/12	405,000
S$1.00	19/12/03	18/12/07	–
		Total	13,918,642

(ii) Performance share plan

Performance shares are awarded to key executives conditional upon the Group meeting or exceeding a financial target condition during the performance period and also conditional on the participants meeting their performance conditions. Pursuant to the terms of the PSP, performance shares will vest after a specified number of years from the end of the performance period. Details of performance shares awarded to Executive Directors and employees are as follows:

Performance Shares	(a)	(b)	(c)	(d)	**Total**
Performance period					
From	30/12/00	29/12/01	28/12/02	27/12/03	
To	28/12/01	27/12/02	26/12/03	31/12/04[20]	
Number of shares outstanding at beginning of financial year 2004	450,000	–	–	–	450,000
During financial year 2004					
– Shares vested	(450,000)[19]	–	–	–	(450,000)
Outstanding balance at end of financial year 2004	–	–	–	–	–

19 These performance shares were vested on 31 December 2004.

20 Performance shares will be awarded after the announcement of the financial year 2004 annual results, upon review and approval by the Executive Resource and Compensation Committee.

(iii) Replacement rights plan

Replacement rights, which are cash settled, are awarded to key executives conditional upon the participants meeting their performance conditions. From the end of the performance period, 50% of the replacement rights awarded will vest after two years, and the remaining 50% after three years. Details of replacement rights awarded to Executive Directors and employees are as follows:

Replacement Rights	
Performance period[21]	
From	29/12/01
To	26/12/03
Number of rights outstanding at beginning of financial year 2004	–
During financial year 2004	
– Rights awarded	2,574,000
– Rights cancelled	(183,000)
Outstanding balance at end of financial year 2004	2,391,000

21 For key executives who were not eligible during the period 29 December 2001 to 27 December 2002, their performance period starts from 28 December 2002 instead.

31. Employee Benefits (continued)

(b) Post-Employment Defined Benefit Plans

The Group has several defined benefit pension plans covering eligible employees of certain subsidiaries.

The Group also shares the cost of its health care benefits with eligible retired employees of certain subsidiaries and recognises the cost of providing health care and other benefits to retirees over the term of employee service.

The following tables summarise the components of net benefit expense recognised in the consolidated income statement and the funded status and amounts recognised in the consolidated balance sheet.

The amounts recognised in the income statement are as follows:

Net Benefit Expense

	Defined benefit pension plans		Post-retirement benefits	
	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000
Current service cost	10,038	10,145	653	735
Interest cost on benefit obligation	12,480	12,967	1,512	1,494
Expected return on plan assets	(11,408)	(11,020)	–	–
Net actuarial loss recognised	1,634	3,297	154	50
Past service cost	325	290	324	323
Net benefit expense	13,069	15,679	2,643	2,602
Actual return on plan assets	(18,192)	(22,720)	–	–

The amounts recognised in the balance sheet are as follows:

Net Benefit Liability

	Defined benefit pension plans		Post-retirement benefits	
	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000
Present value of funded benefits obligation	231,219	213,998	28,393	25,466
Fair value of plan assets	(168,045)	(153,385)	–	–
	63,174	60,613	28,393	25,466
Unrecognised net actuarial losses	(52,390)	(48,922)	(7,789)	(5,911)
Unrecognised past service cost	(6,199)	(3,384)	(3,104)	(3,410)
Net benefit liability	4,585	8,307	17,500	16,145
Represented by:				
Non-current asset (Note 21)	(7,800)	(4,239)	–	–
Non-current liability (Note 25)	12,385	12,546	17,500	16,145
Net benefit liability	4,585	8,307	17,500	16,145

Movements in the net benefit liability/(asset) during the financial year are as follows:

Movements in Net Benefit Liability/(Asset)

	Defined benefit pension plans		Post-retirement benefits	
	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000
Benefit liability/(asset), beginning of the financial year	8,307	(4,001)	16,145	14,554
Net benefit expense recognised in the income statement as shown on the previous page	13,069	15,679	2,643	2,602
Contributions	(16,859)	(3,063)	(1,288)	(1,011)
Foreign exchange impact	68	(308)	–	–
Benefit liability, end of the financial year	4,585	8,307	17,500	16,145

The principal actuarial assumptions used in determining pension and post-retirement benefit obligations for the Group's plans are shown below:

Defined Benefit Pension Plans	2004	2003
Weighted average discount rate	5.6%	5.9%
Rate of increase in compensation levels	4.2%	4.2%
Expected long term rate of return on plan assets	7.9%	7.9%

Post-retirement Benefits	2004	2003
Weighted average discount rate	6.0%	6.3%
Rate of increase in cost of post-retirement benefits	10.5%	12.0%

The rate of increase in cost of post-retirement benefits is assumed to reduce to 5.5% by 2008 and thereafter.

32. Contingent Liabilities

Protection and Indemnity Insurance

Protection and Indemnity ("P&I") insurance has been arranged by the Company to cover the legal liability of the Group for its shipping operations. Vessels operated by the Group are entered in P&I Clubs, either the United Kingdom P&I Club or the Britannia P&I Club, mutual protection and indemnity associations which are members of the International Group of P&I Clubs. A member of the mutual association is subject to calls payable to the associations based on the member's claims records as well as the claim records of all other members in the International Group of P&I Clubs. In a mutual association, premiums are paid as advance calls during the policy year and these premiums form a basic fund out of which claims and other outgoings are met. This fund is invested and any income earned is added to it. This fund is supplemented, if necessary, by calls made after the end of the policy year so that when the policy year is finally closed there is neither profit nor loss. A contingent liability (unsecured) exists for the Group to the extent that the aggregate claims records of all the members of the associations show significant deterioration which may result in additional calls on the members, the quantum of which is not ascertainable at the present time.

Litigation and Claims

In connection with the Group's capacity as an agent for trans-oceanic shipments of its customers' goods, the Group may become contingently liable for claims made by its customers' vendors in certain non-US jurisdictions. This is particularly the case when the customer is in financial distress or in bankruptcy. Other than provisions made in the consolidated financial statements, management believes that the Group is not liable to any vendor under such claims and that it is not possible to estimate the amount of additional losses, if any, that might result from adverse judgments against the Group.

32. Contingent Liabilities (continued)

Pension Plan Obligations

Except as noted below, the Group has not undertaken, and does not presently intend, to withdraw from any multi-employer plans to which it contributes, nor are there any known intentions to terminate the plans. Under the Multi-employer Pension Plan Amendments Act of 1980 in the United States of America, should either event occur with respect to a plan, the Group may be liable for its proportionate share of the plan's unfunded vested benefits. Based on information provided by plan administrators, the estimated share of these unfunded vested benefits attributable to operations of the Group was US$16.6 million as at 31 December 2004 (2003: US$14.6 million).

The Group ceased contributing to several multi-employer plans in November 1997. One of those plans had unfunded vested benefits; however, because the Group met certain legal requirements through transactions with a vessel charterer, the Group did not incur any withdrawal liability. However, under certain vessel charter agreements with the vessel charterer, the Group may be required to compensate the vessel charterer for withdrawal liability incurred upon termination of the agreements. Based on information provided by plan administrators, the Group's potential secondary liability was approximately US$22.4 million as at 31 December 2004 (2003: US$23.3 million).

Employment Agreements

The Group has entered into employment agreements with certain of its executive officers. Each of the agreements provides for certain payments to the officer upon termination of employment by the Group other than as a result of death, disability (in most cases), or justified cause, as defined. In addition, the agreements with certain senior executives provide for certain payments to the officer if the officer terminates his or her employment under certain circumstances following a change in control of the respective legal entities. The estimated maximum future commitment under the foregoing termination provisions of these employment agreements, in the aggregate, was US$11.3 million as at 31 December 2004 (2003: US$14.9 million).

Guarantees

In addition to the above, the Group and the Company have contingent liabilities in respect of:

	Group		Company	
	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000
Guarantees for bank loans and other facilities received by:				
– Subsidiaries	–	–	1,144,448	1,449,005
– Associated companies	18,456	21,941	18,456	21,941
– Others	18,075	22,204	18,075	22,204
	36,531	44,145	1,180,979	1,493,150

Included in the guarantees provided by the Company for bank loans and other facilities received by subsidiaries of US$1.14 billion (2003: US$1.45 billion) is US$946.5 million (2003: US$1.21 billion) relating to loans and revolving credit facilities of which US$101.6 million (2003: US$416.0 million) has been drawn down by the subsidiaries as at balance sheet date.

Excluded from the above figures are:

a) Guarantees given by subsidiaries to banks and third parties of US$11.1 million (2003:US$31.0 million) required for their operations.
b) Estimated maximum guarantees of US$874.8 million (2003: US$927.6 million) provided by the Company to lessors for default payments on chassis and vessels (2003: chassis, vessels and containers) leased by subsidiaries. The guarantee amounts will reduce accordingly upon lease payments made by the subsidiaries.

The Group is a party to other various inquiries, administrative proceedings, litigation and other matters arising in the normal course of business. While any proceeding or litigation has an element of uncertainty, based upon information presently available, and in light of legal and other defenses and insurance coverage and other potential sources of payment available to the Group, management believes that the final outcome of these matters will not have a material adverse impact on the Group's consolidated financial position or operations.

33. Commitments

(a) Capital Commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Group	
	2004 US$'000	2003 US$'000
Capital commitments in respect of:		
– Property, plant and equipment	278,449	35,912
– Intangible assets	–	2,508
	278,449	38,420

(b) Operating Lease Commitments – Where the Group and Company are Lessees

The aggregate minimum lease payments (including contingent rent) under non-cancellable operating leases are as follows:

Group

As at 31 December 2004	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others[22] US$'000	Total US$'000
Amount repayable in one year or less	405,285	48,346	77,521	25,240	63,758	620,150
Amount repayable in:						
2006	284,267	40,757	78,905	25,099	50,430	479,458
2007	197,395	33,003	68,524	22,533	34,931	356,386
2008	184,011	15,958	55,184	20,055	27,744	302,952
2009	173,459	7,765	50,477	6,326	23,656	261,683
Thereafter	400,716	67	854,450	889	49,095	1,305,217
	1,645,133	145,896	1,185,061	100,142	249,614	3,325,846

As at 26 December 2003	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others[22] US$'000	Total US$'000
Amount repayable in one year or less	288,017	66,001	82,524	25,699	72,721	534,962
Amount repayable in:						
2005	205,155	57,693	81,998	25,214	54,053	424,113
2006	130,991	42,309	82,128	25,073	41,968	322,469
2007	95,938	34,469	72,139	22,563	28,557	253,666
2008	97,141	17,192	59,429	20,124	23,204	217,090
Thereafter	434,156	8,727	956,649	7,230	54,528	1,461,290
	1,251,398	226,391	1,334,867	125,903	275,031	3,213,590

[22] Others relate mainly to warehouse space, warehouse equipment, office space and land.

33. Commitments (continued)

(b) Operating Lease Commitments – Where the Group and Company are Lessees (continued)
The contingent rent component included under the above non-cancellable operating leases are as follows:

Group

As at 31 December 2004	**Terminal US$'000**	**Others[23] US$'000**	**Total US$'000**
Amount repayable in one year or less	14,820	17	14,837
Amount repayable in:			
2006	14,820	–	14,820
2007	14,820	–	14,820
2008	14,820	–	14,820
2009	14,820	–	14,820
Thereafter	276,635	–	276,635
	350,735	17	350,752

As at 26 December 2003	**Vessels US$'000**	**Teminal US$'000**	**Total US$'000**
Amount repayable in one year or less	3,694	14,820	18,514
Amount repayable in:			
2005	4,186	14,820	19,006
2006	4,422	14,820	19,242
2007	4,281	14,820	19,101
2008	3,844	14,820	18,664
Thereafter	7,195	291,455	298,650
	27,622	365,555	393,177

[23] Others relate mainly to office space.

For the purposes of the above disclosure, the following are used to compute the contingent rent component:
i) market interest rates at balance sheet date for vessels; and
ii) current annual rental payments for the terminal.

Significant leasing arrangements entered by the Group:
The main operating lease arrangements for the Group are long-term non-cancellable lease agreements for vessels and terminals. These leases have different terms and terminate at various dates. Specific clauses like contingent rent, rental escalation, renewal rights and purchase options can be found in some of these lease agreements.

The contingent rent component for the vessel lease agreements are determined based on market interest rates.

The contingent rent component for the terminal lease agreement is determined based on any rental agreement entered into by the lessor with another lessee at a rate lower than that contracted with the Group.

The aggregate minimum lease payments (including contingent rent) under non-cancellable operating leases are as follows:

Company

The Company has no future minimum lease payments to be paid under non-cancellable operating leases as at 31 December 2004.

As at 26 December 2003	**Vessels US$'000**	**Others[24] US$'000**	**Total US$'000**
Amount repayable in one year or less	7,600	10,775	18,375
Amount repayable in:			
2005	8,617	11,436	20,053
2006	9,522	11,436	20,958
2007	10,097	11,436	21,533
2008	10,582	11,436	22,018
Thereafter	34,354	1,905	36,259
	80,772	58,424	139,196

[24] Others relate mainly to office space.

The contingent rent component included under the above non-cancellable operating leases are as follows:

Company

As at 26 December 2003	**Vessels US$'000**
Amount repayable in one year or less	1,687
Amount repayable in:	
2005	2,388
2006	2,846
2007	2,943
2008	2,816
Thereafter	5,747
	18,427

For the purposes of the above contingent rent component disclosure, the market interest rates at balance sheet date have been used.

The main operating lease arrangements for the Company were long-term non-cancellable lease agreements for vessels and office space. These leases have been terminated during the financial year.

33. Commitments (continued)

(c) **Operating Lease Commitments – Where the Group and Company are Lessors**

(i) *For leased-in assets*

The future minimum lease payments to be received under non-cancellable sub-leases relating to a lease-in and a simultaneous lease out arrangement are as follows:

Group

As at 31 December 2004	**Others[25] US$'000**	**Total US$'000**
Amount receivable in one year or less	761	761
Amount receivable in:		
2006	761	761
2007	140	140
2008	140	140
2009	46	46
Thereafter	–	–
	1,848	1,848

As at 26 December 2003	**Vessels US$'000**	**Others[25] US$'000**	**Total US$'000**
Amount receivable in one year or less	11,069	1,516	12,585
Amount receivable in:			
2005	3,952	1,487	5,439
2006	3,645	1,248	4,893
2007	57	–	57
2008	–	–	–
Thereafter	–	–	–
	18,723	4,251	22,974

[25] Others relate mainly to office space.

Company

The Company has no future minimum lease payments to be received under non-cancellable sub-leases relating to a lease-in and a simultaneous lease out arrangement as at 31 December 2004.

As at 26 December 2003	**Vessels US$'000**
Amount receivable in one year or less	7,845
Amount receivable in:	
2005	3,952
2006	3,645
2007	57
2008	–
Thereafter	–
	15,499

There is no contingent rent component included under the above non-cancellable sub-leases relating to a lease-in and a simultaneous lease out arrangement for the Group and Company for 2004 and 2003.

(ii) For owned assets

The future minimum lease payments to be received under non-cancellable leases relating to a lease out arrangement for owned assets are as follows:

Group

As at 31 December 2004	**Vessels US$'000**	**Others[26] US$'000**	**Total US$'000**
Amount receivable in one year or less	28,582	904	29,486
Amount receivable in:			
2006	10,518	373	10,891
2007	–	168	168
2008	–	131	131
2009	–	–	–
Thereafter	–	–	–
	39,100	1,576	40,676

As at 26 December 2003	**Vessels US$'000**	**Others[26] US$'000**	**Total US$'000**
Amount receivable in one year or less	4,883	854	5,737
Amount receivable in:			
2005	–	655	655
2006	–	282	282
2007	–	282	282
2008	–	–	–
Thereafter	–	–	–
	4,883	2,073	6,956

[26] Others relate mainly to office space, land and buildings.

There is no contingent rent component included under the above non-cancellable leases relating to a lease out arrangement for assets owned by the Group for 2004 and 2003.

The Company has no future minimum lease payments to be received under non-cancellable leases relating to a lease out arrangement for owned assets for 2004 and 2003.

34. Financial Risk Management

Financial Risk Factors

The Group is exposed to various market risks which include fluctuations in foreign currency exchange rates, interest rates and bunker fuel prices. The Group's risk management program seeks to minimise potential adverse effects on its financial performance. Derivative financial instruments are employed to hedge certain risk exposures but are not used for trading purposes.

(i) Foreign exchange risk

The Group's revenue is denominated primarily in United States Dollars, the measurement and reporting currency. There are some exposures through local operating costs in other currencies, the most significant of which are the Euro, Japanese Yen and Singapore Dollar.

The Group uses foreign currency forward contracts to hedge its future foreign exchange exposures.

(ii) Interest rate risk

The Group's interest rate exposure relates primarily to its debt obligations. The interest rate risk management program aims at optimising net interest cost and reducing interest rate volatility.

To hedge against adverse interest rate changes on the underlying debt obligations, the Group uses interest rate collars, interest rate swaps and cross currency interest rate swaps.

(iii) Credit risk

The Group has no significant concentrations of credit risk. The Group has implemented policies to ensure that credit sales of products and services are made to customers with an appropriate credit standing. Furthermore, the concentration of credit risk with respect to amounts receivable from customers is limited due to the large number of customers making up the debtor balance, and who are also internationally reputed.

(iv) Liquidity risk

In liquidity risk management, the Group maintains an adequate level of cash, cash equivalents and committed credit facilities to support its businesses and mitigate the effects of cash flow fluctuations.

(v) Bunker fuel price risk

The Group's earnings are affected by changes in bunker fuel prices. To manage bunker fuel price risk, the Group uses swap contracts.

(vi) Counterparty risk

To manage counterparty risk associated with its foreign exchange, interest rate and bunker fuel price risk management programs, the Group selects counterparties based on their credit ratings and limits its exposure to any individual counterparty. Such counterparty exposures are regularly reviewed, and adjusted as necessary. This mitigates the risk of material loss arising in the event of non-performance by counterparties.

35. Other Derivative Financial Instruments

The Group's policy is to use derivative financial instruments to hedge specific exposures.

Foreign Exchange Forward Contracts

The Group enters into various foreign exchange forward contracts to reduce its exposure on anticipated transactions and firm commitments, primarily for payables denominated in currencies other than the Group's functional currency. These anticipated transactions are primarily denominated in Euro, Japanese Yen and Singapore Dollar.

The foreign exchange forward contracts generally have maturity dates of less than one year.

At 31 December 2004, the settlement dates on open forward contracts ranged between 1 to 12 months, details of which are set out below:

	Group		Company	
	2004	2003	2004	2003
Contracts to deliver United States Dollar and receive:	**US$'000**	**US$'000**	**US$'000**	**US$'000**
Euro at rates averaging US$1= EUR 0.7832 (2003: US$1 = EUR 0.8777)	104,704	92,800	–	–
Japanese Yen at rates averaging US$1 = JPY 106.62 (2003: US$1 = JPY 108.93)	91,912	80,972	–	–
Singapore Dollar at rates averaging US$1 = S$1.6434 (2003: US$1 = S$1.756)	109,898	47,941	67,437	12,000
British Pound at rates averaging US$1 = GBP 0.5557	25,913	–	–	–
Korean Won at rates averaging US$1 = KRW 1,119.51	25,011	–	–	–
Canadian Dollar at rates averaging US$1 = CAD 1.2163	19,731	–	–	–
Australian Dollar at rates averaging US$1 = AUD 1.3558	14,751	–	–	–
	391,920	221,713	67,437	12,000

Bunker Swaps

The Group purchases about 2.6 million tonnes of bunker fuel annually and is exposed to movements in bunker fuel prices. To manage this exposure, the Group employs bunker swap contracts.

As at 31 December 2004, the notional amount of outstanding bunker swap agreements is US$80.6 million (2003: US$22.3 million), with maturity dates of less than one year.

Net Fair Values

The net fair values of the foreign exchange forward contracts and bunker swaps at the balance sheet date are as follows:

	Group		Company	
	2004	2003	2004	2003
	US$'000	**US$'000**	**US$'000**	**US$'000**
Favourable foreign exchange forward contracts	17,862	11,323	159	271
Favourable bunker swaps	–	3,098	–	–
Unfavourable bunker swaps	341	–	–	–

The above net fair values are for information purposes only and are not recognised in the financial statements.

36. Fair Value of Financial Instruments

Financial instruments comprise financial assets, financial liabilities and also derivative financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged or settled between knowledgeable and willing parties in an arm's length transaction, other than in a forced or liquidation sale. The information presented in the financial statements represents best estimates of fair values of financial instruments at the balance sheet date.

The on-balance sheet financial assets and financial liabilities of the Group and the Company whose fair values are required to be disclosed in accordance with the FRS comprise cash and cash equivalents, trade and other receivables, trading securities, short term deposits, long term investments, loans receivable, other non-current assets, trade and other payables and borrowings. The estimated fair values of those on-balance sheet financial assets and financial liabilities approximate their carrying amounts as shown in the balance sheets except as disclosed in Note 12 for trading securities, Note 16 for quoted long term investments and Note 24 for certain borrowings.

The fair values of off-balance sheet derivative financial instruments are shown in Notes 24 and 35.

Where available, quoted and observable market prices are used as the measure of fair values, such as for trading securities (Note 12) and quoted long term investments (Note 16).

Where quoted and observable market prices are not available, fair values are estimated based on a range of methodologies and assumptions, the principal ones being as follows:

- The fair values of cash and cash equivalents, trade and other receivables and short term deposits are considered to approximate their carrying values because most of these are (a) of negligible credit risk after allowance for provision and (b) either short term in nature or repriced frequently.

- The fair values of trade and other payables are considered to approximate their carrying values given that these are mostly short term in nature.

- The fair value of loans receivable is based on discounted cash flows using a discount rate based on the credit rating of debtors.

- The basis on which the fair values are arrived at for borrowings is disclosed in Note 24.

- For off-balance sheet derivative financial instruments, estimated amounts of fair values are obtained from a number of reputable financial institutions.

As assumptions were made regarding risk characteristics of the various financial instruments, discount rates and other factors, changes in uncertainties and assumptions could materially affect these estimates and the resulting fair value estimates.

37. Related Party Transactions

(a) Sale and Purchase of Goods and Services

In addition to the related party information disclosed elsewhere in the financial statements, the following significant transactions between the Group, the Company and related parties, consisting of subsidiary companies of the holding company or associated companies of the Group, took place during the financial year at terms agreed between the parties:

	Group		Company	
	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000
Purchases of services from related companies	30,071	–	166	–
Services rendered to related companies	(1,765)	–	–	–
Interest income received/receivable from associated companies	(1,536)	(1,415)	(1,536)	(1,415)

Since Temasek became the Company's holding company during the financial year 2004 (Note 1), the transactions between the Group, the Company and related companies, consisting of subsidiary companies of the holding company in 2003 and prior to the acquisition by Temasek in 2004, are not applicable in the above disclosure.

(b) Share Options Granted to Directors

The aggregate number of share options granted to the Directors of the Company during the financial year was 1,574,000 (2003: 1,330,000). The share options were given on the same terms and conditions as those offered to other employees of the Company except for share options granted to Non-Executive Directors, which have exercise periods of five years (Note 31). For share options granted to Non-Executive Directors from 1 January 2004 and thereafter, a moratorium on the disposal of shares arising from the exercise of the share options is applicable during their term of service as a member of the Board of Directors of the Company, until six months after their term of office has been completed, and/or six months after resignation or retirement. The outstanding number of share options granted to the Directors of the Company at the end of the financial year was 2,004,000 (2003: 3,457,343).

(c) Directors' Remuneration

The remuneration for Executive Directors includes base salary, performance bonus, performance shares, gratuity, allowances and benefits, while that for Non-Executive Directors includes Directors' fees and other emoluments (if any).

The total Directors' remuneration disclosed under this note is computed based on the cost incurred by the Group whereas the remuneration information disclosed under the 'Remuneration Bands for the Directors of the Company' is derived based on the assumptions specified on page 42.

The total Directors' remuneration is as follows:

	Group	
	2004 US$'000	2003 US$'000
Directors of the Company	3,752	2,401
Directors of subsidiaries	79	7
	3,831	2,408

37. Related Party Transactions (continued)

(d) Key Management Personnel

The remuneration of the key management personnel includes base salary, performance bonus, performance shares, gratuity, allowances and benefits.

The total remuneration of key management personnel disclosed under this note is computed based on the cost incurred by the Group whereas the remuneration information disclosed under the 'Remuneration Bands for the Top Five Key Management Staff who are not also Directors of the Company' is derived based on the assumptions specified on page 43.

	Group	
	2004	2003
	US$'000	US$'000
Employment benefits	10,899	3,751

Notes:

(i) Key management personnel for 2004 and 2003 include:
- Executive Directors (David Lim, Group Chief Executive Officer and Lim How Teck, Group Chief Financial Officer).
- Ronald Widdows (Chief Executive Officer, APL), Hans Hickler (Chief Executive Officer, APL Logistics) and Cindy Stoddard (Group Chief Information Officer).

(ii) Included in 2004, but not in 2003, are the employment benefits for:
- Gordon Simpson (Chief Human Resource Officer) who joined the Group during the financial year 2004.
- Reorganised top management team which includes Jim McAdam (Senior Vice President, Business Solutions), Brian Lutt (President, Asia/Middle East), David Appleton (President, Europe), John Bowe (President, Americas), and Koay Peng Yen (President, Greater China).

(iii) Tax equalisation costs are derived based on best estimates of taxable income, pending the final tax assessment.

38. Financial Information by Industry and Geographical Segments

Primary Segment Reporting By Business Segments

The principal activities of the Group include those relating to:

1. Liner — Global container transportation operations. It offers container shipping services in major trade lanes such as Trans-Pacific, Intra-Asia, Trans-Atlantic, Latin America and Asia-Europe.

2. Logistics — Integrated management of all activities related to the supply chain. It comprises all of the supply chain processes that plan, implement and control the effective flow and storage of goods, services and information from the origin to the point of consumption.

The terms of inter-segment sales are established by negotiation between the various business units.

Unallocated income statement items represent income tax credit or expense, interest expense and interest income.

Segment assets consist primarily of property, plant and equipment, intangible assets, goodwill arising on consolidation, inventories, receivables, operating cash and other investments and exclude fixed deposits and deferred income tax assets. Segment liabilities comprise primarily of operating liabilities and exclude items such as income tax liabilities and borrowings.

Capital expenditure comprises additions to property, plant and equipment and intangible assets, excluding those acquired through business combinations.

Primary Segment Reporting By Business Segments – Financial Year Ended 31 December 2004

	Liner US$'000	Logistics US$'000	Others US$'000	Elimination US$'000	Total US$'000
Revenues					
External sales	5,284,273	1,167,119	93,364	–	6,544,756
Inter-segment sales	20,974	128	63,590	(84,692)	–
Total revenue	5,305,247	1,167,247	156,954	(84,692)	6,544,756
Segment result	895,090	(19,648)	67,666	–	943,108
Interest expense					(87,096)
Interest income					12,799
Share of results of associated companies before tax	–	–	609	–	609
Share of results of joint ventures before tax	–	1,284	3,110	–	4,394
Profit before tax					873,814
Income tax credit					72,545
Group profit after tax					946,359
Minority interest	(1,375)	(1,730)	(547)	–	(3,652)
Group profit for the year					942,707
Segment assets	3,052,857	370,703	1,083,362	(785,202)	3,721,720
Associated companies	20	–	–	–	20
Joint ventures	–	12,218	6,188	–	18,406
Unallocated assets					628,796
Consolidated total assets					4,368,942
Segment liabilities	1,506,673	385,329	83,141	(785,202)	1,189,941
Unallocated liabilities					984,655
Consolidated total liabilities					2,174,596
Capital expenditures					
– property, plant and equipment	190,402	8,541	9,823	–	208,766
– intangible assets	278	2,001	12	–	2,291
Depreciation	208,876	9,106	13,580	–	231,562
Amortisation	3,821	4,449	374	–	8,644
Net provision for/(write back of) impairment	421	54,504	(8,719)	–	46,206
Other non-cash expenses	(9,854)	554	12,232	–	2,932

38. Financial Information by Industry and Geographical Segments (continued)

Primary Segment Reporting By Business Segments - Financial Year Ended 26 December 2003

	Liner US$'000	Logistics US$'000	Others[27] US$'000	Elimination US$'000	Total US$'000
Revenues					
External sales	4,164,848	975,348	382,387	–	5,522,583
Inter-segment sales	14,987	91	95,676	(110,754)	–
Total revenue	4,179,835	975,439	478,063	(110,754)	5,522,583
Segment result	416,102	4,022	143,594	–	563,718
Interest expense					(115,744)
Interest income					8,469
Share of results of associated companies before tax	32	–	145	–	177
Share of results of joint ventures before tax	–	–	103	–	103
Profit before tax					456,723
Income tax expense					(22,484)
Group profit after tax					434,239
Minority interest	(1,640)	(2,590)	(1,183)	–	(5,413)
Group profit for the year					428,826
Segment assets	3,036,572	398,341	402,753	(263,180)	3,574,486
Associated companies	20	–	24	–	44
Joint ventures	–	–	1,503	–	1,503
Unallocated assets					487,704
Consolidated total assets					4,063,737
Segment liabilities	848,117	363,258	235,251	(263,180)	1,183,446
Unallocated liabilities					1,565,023
Consolidated total liabilities					2,748,469
Capital expenditures					
– property, plant and equipment	133,196	6,231	178,259	–	317,686
– intangible assets	2,338	1,557	53	–	3,948
Depreciation	192,923	12,147	51,446	–	256,516
Amortisation	8,469	16,338	10,558	–	35,365
Net provision for impairment	–	265	52,398	–	52,663
Other non-cash expenses	12,580	7,892	14,246	–	34,718

27 AET and NAS formed a significant part of the Chartering segment. As AET had been sold on 22 July 2003 (Note 4) while NAS was sold on 16 March 2004 (Note 13), Chartering is no longer reported as a significant segment in 2004. Accordingly, the comparatives for 2003 have been reclassified to the "Others" segment.

Secondary Segment Reporting By Geographical Segments

In respect of liner activities which covers the world's major shipping lanes, the geographical segment of external sales are reported as follows:

Geographical Segment	Trade Lanes
Asia/Middle East	Intra-Asia
Europe	Asia-Europe Trans-Atlantic
Americas	Trans-Pacific Latin America

In respect of logistics activities, the geographical segments of external sales are reported based on the country where the services were billed and significantly performed.

In respect of other activities, the geographical segments of external sales are reported based on the country of domicile of customers.

The Directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of vessels, drydocking costs and containers to specific geographical segments as defined under FRS 14 "Segment Reporting". These vessels, together with the related drydocking costs, and containers are primarily utilised across geographic markets for shipment of cargoes throughout the world. This is in line with the industry practice.

	Sales		Total Assets	
	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000
Asia/Middle East	1,215,555	927,866	686,396	898,199
Europe	1,363,498	1,213,924	191,574	150,421
Americas	3,965,703	3,380,793	1,493,398	983,095
Sub total	6,544,756	5,522,583	2,371,368	2,031,715
Vessels	–	–	1,613,763	1,746,480
Containers[28]	–	–	357,209	252,981
Drydocking costs[28]	–	–	26,602	32,561
Total	6,544,756	5,522,583	4,368,942	4,063,737

[28] Containers and drydocking costs are included in the plant & machinery and operating equipment category under property, plant and equipment.

38. Financial Information by Industry and Geographical Segments (continued)

Secondary Segment Reporting By Geographical Segments (continued)

	Capital Expenditure – Fixed Assets[30]		Capital Expenditure – Intangible Assets	
	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000
Asia/Middle East	14,588	4,804	111	53
Europe	1,076	488	9	148
Americas	16,467	21,591	2,171	3,747
Sub total	32,131	26,883	2,291	3,948
Vessels[29]	6,373	218,918	–	–
Containers[31]	158,538	41,606	–	–
Drydocking costs[31]	11,724	30,279	–	–
Total	208,766	317,686	2,291	3,948

29 The breakdown of capital expenditure incurred on vessels was as follows:

	2004 US$ million	2003 US$ million
i) Containerships	5	56
ii) Tankers	1*	163
	6	219

* Relates to the acquisition of additional interests in a subsidiary prior to the sale of NAS on 16 March 2004.

30 *The capital expenditure incurred on IT equipment and software for 2004 was US$13 million (2003: US$9 million).*

31 Containers and drydocking costs are included in the plant & machinery and operating equipment category under property, plant and equipment.

39. Authorisation of Financial Statements

These financial statements were authorised for issue in accordance with a resolution of the Directors on 14 February 2005.

40. Subsidiaries, Joint Ventures and Associated Companies

Details of subsidiaries, joint ventures and associated companies of the Group are as follows:

Subsidiaries	Effective group equity interest 2004 %	Effective group equity interest 2003 %	Cost of investment 2004 US$'000	Cost of investment 2003 US$'000	Country of incorporation/ Place of operation	Principal activities
Direct Interest:						
APL (Bermuda), Ltd	100	100	761,866	761,866	Bermuda	Shipping
APL Logistics Ltd	100	100	215,352	215,352	Singapore	Logistics services
Automar (Bermuda) Ltd[+]	100	100	10,000	10,000	Bermuda	Investment holding
Chenab Investments Ltd[34]	100	100	*	*	Singapore	Property investment
Globe King Company Limited[33]	100	100	*	*	Hong Kong SAR	Dormant
Golden Sol Investment Pte Ltd	100	100	26	26	Singapore	Property investment
Milky Way Shipping Inc[+++]	100	100	2	2	Panama	Shipowning
Mitorient Enterprise Pte Ltd	75	75	3,802	3,802	Singapore	Investment holding
Mitorient Holding Pte Ltd	51	51	3,030	3,030	Singapore	Investment holding
NOL Infotech (Australia) Pty Ltd[32]	100	100	7	7	Australia	Computer services
NOL (Japan) Ltd[++]	–	100	–	1,854	Japan	Liquidated
NOL Singapore Agency (Pte) Ltd	100	100	235	235	Singapore	Shipping agency
NOL (United Kingdom) Ltd[++]	100	100	1,716	1,716	United Kingdom	Under liquidation
Neptune Associated Shipping Pte Ltd[++]	–	100	–	32,341	Singapore	Shipowning and chartering
Neptune Beta Lines Ltd	100	100	235	235	Singapore	Investment holding
Neptune Delta Lines Pte Ltd	100	100	*	*	Singapore	Dormant
Neptune Realty Management Pte Ltd	100	100	23	23	Singapore	Property management
Neptune Securities Pte Ltd	100	100	65	65	Singapore	Securities trading
Neptune Shipmanagement Services (Pte) Ltd	100	100	235	235	Singapore	Ship management
Neptune Sigma Pte Ltd	100	100	*	*	Singapore/ United Kingdom	Property investment
OCWS Logistics Pte Ltd	100	100	10,318	10,318	Singapore	Engineering and marine logistics
Orient Marine Pte Ltd[++]	–	72.5	–	937	Singapore	Ship chandelling
Pescara Pte Ltd	100	100	1,132	1,132	Singapore	Dormant
P.T. Inti Trident Properindo[+++]	99.75	99.75	3,016	3,016	Indonesia	Property investment
South Dragon Shipping Pte Ltd	100	100	1,055	1,055	Singapore	Dormant
Titan Company Pte Ltd[+++]	100	100	*	*	Cayman Islands	Investment holding
Trident Districentre Pte Ltd	75	75	6,910	6,910	Singapore	Warehousing and distribution
Trident Towers Realty Pte Ltd	100	100	1,784	1,784	Singapore	Property investment
Trek Travel Ltd. (Formerly Trident Travels Ltd)[++]	75	75	1,238	1,017	Singapore	Under liquidation
Total (Note 13)			1,022,047	1,056,958		

* Denotes cost of investment of less than US$500.

40. Subsidiaries, Joint Ventures and Associated Companies (continued)

Subsidiaries	Effective group equity interest 2004 %	Effective group equity interest 2003 %	Country of incorporation/ Place of operation	Principal activities
Indirect Interest:				
APL Agencia Maritima LTDA+++	100	100	Brazil	Shipping agency
APL Agencies India Private Limited[35]	55	55	India	Stevedoring
APL (Austria) GmbH Reederei+++	100	100	Austria	Shipping agency
APL Baltic SIA+	100	100	Latvia	Shipping agency
APL (Bangladesh) Pvt. Ltd.+	99.99	99.99	Bangladesh	Shipping agency
APL Business Logistics Services, Ltd.++	–	100	United States of America	Liquidated
APL Cambodia Co., Ltd+	60	60	Cambodia	Shipping agency
APL CIS 000+	100	–	Russia	Shipping agency
APL Co. Pte Ltd	100	100	Singapore	Shipping
APL de Mexico, S.A. de C.V.+	100	100	Mexico	Agency services
APL de Panama, S.A.+	100	100	Panama	Shipping agency
APL (India) Private Limited[35]	100	100	India	Shipping agency
APL Information Services, Ltd+	100	100	United States of America	Internal information services
APL Italia Agencies S.r.l.+++	60	60	Italy	Shipping agency
APL Limited+	100	100	United States of America	Shipping
APL Liner Agencies Espana S.L.+++	100	100	Spain	Shipping agency
APL Liner Agencies GmbH+++	100	100	Germany	Shipping agency
APL Logistics Air, Limited+	100	100	Hong Kong SAR	Logistics services
APL Logistics Americas, Ltd.+	100	100	United States of America	Logistics services
APL Logistics (Cambodia) Pte Ltd+	100	100	Cambodia	Logistics services
APL Logistics Chile, S.A.+	100	100	Chile	Logistics services
APL Logistics (China) Ltd.+	100	100	China	Logistics services
APL Logistics International Services, Ltd. (Formerly APL Logistics Customs Services, Ltd.)+++	100	100	United States of America	Logistics services
APL Logistics de Argentina S.A.+	100	100	Argentina	Logistics services
APL Logistics de Costa Rica, SRL+	100	100	Costa Rica	Investment holding
APL Logistics de Guatemala S.A.+++	100	100	Guatemala	Logistics services
APL Logistics de Honduras, S. de S.A.+	100	100	Honduras	Logistics services
APL Logistics Deutschland GmbH & Co. KG+	100	51	Germany	Logistics services
APL Logistics Deutschland Verwaltungs GmbH+	100	51	Germany	Logistics services
APL Logistics Europe B.V.+	100	100	Netherlands	Logistics services
APL Logistics Freight Systems, Inc.+++	100	100	United States of America	Logistics services
APL Logistics Government Services, Ltd.+++	100	100	United States of America	Logistics services
APL Logistics Holdings de Argentina, S.A.++	–	100	Argentina	Liquidated
APL Logistics Hong Kong Ltd.+	100	100	Hong Kong SAR	Logistics services
APL Logistics (India) Private Limited+	100	100	India	Logistics services
APL Logistics Korea, Ltd.+++	100	100	Korea	Logistics services
APL Logistics of Canada, Ltd.+++	100	100	Canada	Logistics services
APL Logistics of Puerto Rico, Inc.+	100	100	United States of America	Logistics services

Subsidiaries	Effective group equity interest 2004 %	2003 %	Country of incorporation/ Place of operation	Principal activities
Indirect Interest (continued):				
APL Logistics Philippines, Inc.+	99.99	99.99	Philippines	Logistics services
APL Logistics Properties, Inc.+++	100	100	United States of America	Logistics services
APL Logistics (Shanghai), Ltd.+	100	100	China	Logistics services
APL Logistics Taiwan, Ltd.+++	100	100	Taiwan	Logistics services
APL Logistics Transportation Management Services, Ltd.+++	100	100	United States of America	Logistics services
APL Logistics Warehouse Management Services de Mexico, S.A. de C.V.+	100	100	Mexico	Logistics services
APL Logistics Warehouse Management Services, Inc.+++	100	100	United States of America	Logistics services
APL Logistics & Warehouse Management Services Hong Kong, Limited+	100	100	Hong Kong SAR	Logistics services
APL M.V. Japan, Ltd+++	100	100	United States of America	Shipowning
APL M.V. Korea, Ltd+++	100	100	United States of America	Shipowning
APL M.V. Singapore, Ltd+++	100	100	United States of America	Shipowning
APL M.V. Thailand, Ltd+++	100	100	United States of America	Shipowning
APL Marine Services, Ltd.+	100	–	United States of America	Ship operating
APL Newbuildings, Ltd+++	100	100	United States of America	Shipowning
APL Pakistan (Private) Limited+	100	100	Pakistan	Shipping agency
APL RAC (Shanghai) Co., Ltd.+	100	100	China	Regional administration centre
APL Scandinavia A/S[36]	60	60	Denmark	Shipping & transportation
APL Sweden AB[36]	60	60	Sweden	Shipping agency
APLL/Hersan de Venezuela C.A.+	51	51	Venezuela	Logistics services
American Automar, Inc.+	100	100	United States of America	Investment holding
American President Lines (China) Co., Ltd.+	100	100	China	Cargo brokerage
American President Lines (Costa Rica), S.A.+	100	100	Costa Rica	Shipping agency
American President Line (APL) de Puerto Rico Inc.+++	100	100	Puerto Rico	Shipping agency
American President Lines, Ltd+	100	100	United States of America	Ocean carrier
American President Line Norway AS[36]	60	60	Norway	Shipping and transportation
Centenary Shipping (Pte) Ltd	60	60	Singapore	Ship operating
Controladora APC Mexicana, S.A. de C.V.+++	100	100	Mexico	Dormant
Cormorant Shipholding Corporation+	100	100	United States of America	Shipowning and chartering
Distribuidora y Marketing Directo S.A.+++	100	100	Chile	Investment holding
Eagle Intermodal Ltd+++	100	100	United States of America	Investment holding

40. Subsidiaries, Joint Ventures and Associated Companies (continued)

Subsidiaries	Effective group equity interest 2004 %	Effective group equity interest 2003 %	Country of incorporation/ Place of operation	Principal activities
Indirect Interest (continued):				
Eagle Marine Services, Ltd+++	100	100	United States of America	Stevedoring
Eagle Marine Services (India), Ltd+++	60	60	United States of America	Investment holding
Far East Bunkering Services Pte Ltd++	–	55.6	Singapore	Bunkering operator
GATX Logistics Holdings de Chile, S.A.+++	100	100	Chile	Investment holding
Gibson Shipholding Corporation+	100	100	United States of America	Shipowning and chartering
Grupo SLTC S.A. de C.V.+	70	70	Mexico	Maintenance & repair
International Intermodal Express, Ltd+	100	100	Bermuda	Non-vessel operating common carriers
Merlin Shipholding Corporation+	100	100	United States of America	Shipowning and chartering
NAS Management Pte Ltd++	–	100	Singapore	Ship management
NOL Properties (India) Private Limited[33]	100	100	India	Property investment
NOL Properties (USA), Inc.++	100	100	United States of America	Under liquidation
NOL Realty Inc++	–	100	United States of America	Liquidated
Natomas Real Estate Company+++	100	100	United States of America	Real estate development
Nautical Express, Ltd++	–	100	United States of America	Liquidated
NTS Pte Ltd (Formerly Neptune Travel Services Pte Ltd)++	75	75	Singapore	Under liquidation
New Logistics Holdings Corp.+++	100	100	United States of America	Investment holding
Orient Container Transportation Private Limited	100	100	Singapore	Dormant
Osprey Ship Management, Inc+	100	100	United States of America	Ship management
Oy APL Shipping Finland AB[36]	60	60	Finland	Shipping and transportation
P.T. APL Indonesia+	95	95	Indonesia	Shipping agency
P.T. APL Logistics+	95	95	Indonesia	Logistics services
P.T. Inti Trident Infotech++	95	95	Indonesia	Under liquidation
P.T. Intidaya Neptune Properindo+++	99.8	99.8	Indonesia	Property Investment
Phil Delta Holdings, Inc.[39]	100	100	Philippines	Property investment
Phil Eta Holdings, Inc.[39]	100	100	Philippines	Property investment
Phil Sigma Holdings Inc.[39]	100	100	Philippines	Property investment
Phil Theta Holdings Inc.[39]	100	100	Philippines	Property investment
Pioneer Intermodal Container Services Co., Ltd++	100	100	Thailand	Under liquidation
Specargo Forwarding (S) Pte Ltd++	100	100	Singapore	Under liquidation
Tarago Shipholding Corporation+	100	100	United States of America	Ship operating
Tern Shipholding Corporation+	100	100	United States of America	Shipowning and chartering

Subsidiaries	Effective group equity interest 2004 %	Effective group equity interest 2003 %	Country of incorporation/ Place of operation	Principal activities
Indirect Interest (continued):				
Titus Shipholding Corporation+	100	100	United States of America	Shipowning and chartering
Trident Terminals Private Limited[35]	51	–	India	Ship operating
Trident Towers Realty (HK) Limited[33]	100	100	Hong Kong SAR	Property investment
Tsui Ching Limited[33]	100	100	Hong Kong SAR	Ship brokerage
Vascor Mexico, S.A. de C.V.+++	49.5	49.5	Mexico	Logistics services
Vascor, Ltd+	50	50	United States of America	Logistics services

Consolidation of Special Purposes Entities

At 26 December 2003, NOL Group consolidated an entity in substance although this entity is not legally owned by NOL Group.

The rationale for consolidation of the following special purpose entity under Interpretations of Financial Reporting Standards ("INT FRS") 12: Consolidation – Special Purpose Entities ("SPE") together with the share of net liabilities at 26 December 2003 is set out as follows:

Name of entity	Country of entity	Reason for consolidation	Share of net liabilities US$'000
Container Leasing (2001) Inc.+++	British Virgin Islands	In substance, NOL Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.	2,384

During the financial year, the containers held by the SPE had been repurchased by a subsidiary of the Group, thus the risks related to the containers had been legally transferred to the Group. Accordingly, the SPE was no longer consolidated as at 31 December 2004.

40. Subsidiaries, Joint Ventures and Associated Companies (continued)

Joint Ventures	Effective group equity interest 2004 %	Effective group equity interest 2003 %	Country of incorporation/ Place of operation	Principal activities
Indirect Interest:				
APL Logistics - Improsa S.A.[+++]	50	50	Costa Rica	Logistics services
APLL - Zhiqin (Beijing) International Freight Forwarding Co., Ltd[37]	49	–	China	Logistics services
Active Figure Investments Ltd[37]	49	–	British Virgin Islands	Investment holding
CMA Logistics Co., Ltd[40+]	30	–	China	Logistics services
First Logistics Development (JV) Company[38]	47	47	Vietnam	Construction, development and operation of a container port

Notes:

Except as otherwise disclosed, the country of incorporation and the place of operation of the subsidiaries and joint ventures are the same.

All subsidiaries and joint ventures are audited by PricewaterhouseCoopers, Singapore except for the following:

+ Audited by PricewaterhouseCoopers firms outside Singapore.
++ Not meaningful as company is disposed, liquidated or under liquidation during the financial year.
+++ Not required to be audited by law in country of incorporation but their unaudited financial statements are reviewed as part of the Group audit.
32 Audited by RSM Bird Cameron Partners
33 Audited by Morison Heng
34 Audited by Chio Lim & Associates
35 Audited by M.A. Parikh & Co.
36 Audited by Deloitte & Touche
37 Audited by Ernst & Young
38 Audited by KPMG, Vietnam
39 Audited by R.S. Bernaldo & Associates
40 During the financial year, the Group increased its interest in CMA Logistics Co., Ltd from 15% to 30%. Accordingly, it is reclassified from a long term investment to a joint venture.

In accordance with Rule 716 of the SGX-ST Listing Manual, the Audit Committee and Board of Directors of the Company confirmed that they are satisfied that the appointment of different auditors for its subsidiaries would not compromise the standard and effectiveness of the audit of the Group.

Associated Companies	Effective group equity interest 2004 %	Effective group equity interest 2003 %	Cost of investment 2004 US$'000	Cost of investment 2003 US$'000	Country of incorporation/ Place of operation	Principal activities
Direct Interest:						
Adelaida Manor Realty Corporation	40	40	10	10	Philippines	Property investment
Bara International Shipping Lines Company Ltd	30	30	29	29	Thailand	Shipowning
Bara Shipping Agencies Company Ltd	49	49	36	36	Thailand	Shipping agency
Chao Phraya Port Services Co Ltd	30	30	299	299	Thailand	Under liquidation
Corporate Executive Orient Suites Corporation	40	40	6	6	Philippines	Property investment
Guava Holdings Corporation	40	40	15	15	Philippines	Under liquidation
Lorenzo Shipping Corporation	28.7	31.6	5,985	6,594	Philippines	Shipowning
MAR-NOL Realty Corporation	40	40	10	10	Philippines	Property investment
MLC-NOL Realty Corporation	40	40	10	10	Philippines	Property investment
Madrigal Holdings Corporation	40	40	15	15	Philippines	Property investment
NBC Container Depot Co Ltd	49	49	986	986	Thailand	Container depot
NOL Madrigal Realty & Development Corporation	40	40	25	25	Philippines	Property investment
NOL Properties (Taiwan) Ltd	50	50	20	20	Taiwan	Dormant
N.O.L. Properties Thailand Co., Ltd	49	49	*	*	Thailand	Management services
NOL Resources Corporation	40	40	18	18	Philippines	Property investment
Neptune Phil Alpha Inc	30	30	37	37	Philippines	Dormant
NewCo Holdings Incorporated	40	40	21	21	Philippines	Property investment
Phil-Trident Land Inc.	40	40	5	5	Philippines	Property investment
Thai International Shipbreakers Co Ltd	45.5	45.5	438	438	Thailand	Ship breaking
Timor Marine Sdn Bhd	49	49	170	170	Malaysia	Investment holding
116 Kanlaon Realty & Holdings Inc.	40	40	15	15	Philippines	Property investment
137 Lauan Realty & Holdings Corporation	40	40	15	15	Philippines	Property investment
205 San Enrique Realty & Holdings, Inc.	40	40	15	15	Philippines	Property investment
206 Makiling Holdings Corporation	40	40	15	15	Philippines	Property investment
210 Makiling Holdings Corporation	40	40	15	15	Philippines	Property investment
226 Makiling Holdings Corporation	40	40	15	15	Philippines	Under liquidation
405 Ambuklao Holdings Corporation	40	40	15	15	Philippines	Property investment
Total (Note 14)			8,240	8,849		

* Denotes cost of investment of less than US$500.

40. Subsidiaries, Joint Ventures and Associated Companies (continued)

Associated Companies	Effective group equity interest 2004 %	Effective group equity interest 2003 %	Country of incorporation/ Place of operation	Principal activities
Indirect Interest:				
APL (Emirates) Limited Liability Company	49	49	United Arab Emirates	Stevedoring agency
APL Lanka (Private) Limited	40	40	Sri Lanka	Shipping agency
APL-NOL Malaysia Sdn. Bhd.	30	30	Malaysia	Shipping agency and logistics services
APL Logistics Svcs (Thailand) Ltd.	49	49	Thailand	Logistics services
APL Vietnam Limited	49	49	Vietnam	Shipping and logistics agency
Better Asset Management Company LLC	50	50	United States of America	Container asset management
Global Alliance K, B.V.	–	25	Netherlands	Liquidated
Grupo Optimus, S.A. de C.V.	–	43	Mexico	Liquidated
NewTrident Holdings Incorporated Co	40	40	Philippines	Investment holding
Osprey Shipholding Corporation, LLC	50	50	United States of America	Dormant
P.T. PUL International Lines	49	49	Indonesia	Shipping
Pisces, Limited Liability Company	43	43	United States of America	Software development
Siam Intermodal Services Limited	49	49	Thailand	Cargo transportation

Notes:

Except as otherwise disclosed, the country of incorporation and the place of operation of the associated companies are the same.

None of the associated companies are considered as significant as defined under Rule 718 of the SGX-ST Listing Manual.

	2004 US$'000	2003 US$'000
Revenue	6,544,756	5,522,583
Less: cost of sales and operating expenses	(5,010,785)	(4,426,369)
Value added from business unit operations	1,533,971	1,096,214
Gain on disposal of a discontinued operation	–	133,902
Share of results of associated companies before tax	609	177
Share of results of joint ventures before tax	4,394	103
Other operating and finance income	108,284	58,220
Value added available for distribution	1,647,258	1,288,616
Distribution:		
To employees in staff cost	434,441	450,556
To providers of capital in interest on borrowings	87,096	115,744
To government in income and freight taxes	(48,548)	36,974
Retained for reinvestment and future growth:		
(a) depreciation	231,562	256,516
(b) retained earnings	942,707	428,826
	1,647,258	1,288,616

	2004 US$	2003 US$
Value added per employee	145,723	109,483
Value added per US$ employment cost	3.79	2.86
Value added per US$ investment in property, plant and equipment (before depreciation)	0.46	0.37
Value added per US$ sales	0.25	0.23

	2004	2003
Additional Information:		
Average number of employees	11,304	11,770
Cost of property, plant and equipment (before depreciation) in US$'000	3,611,778	3,497,783

Simplified Group Financial Position

As at 31 December 2004

What We Owned	2004 US$'000	2003 US$'000
	4,368,942	4,063,737

	US$'000	%
Property, plant and equipment	2,318,118	53.1
Trade debtors	805,164	18.4
Inventories at cost	69,772	1.6
Other assets	1,175,888	26.9

What We Owed	2004 US$'000	2003 US$'000
	4,368,942	4,063,737

	US$'000	%
Share capital	813,282	18.6
Reserves	1,366,383	31.3
Borrowings	745,141	17.0
Current liabilities	1,056,761	24.2
Deferred income & other non-current liabilities	387,375	8.9

	2004 US$'000	2003 US$'000	2002 US$'000	2001 US$'000	2000 US$'000
Income					
Revenue	6,544,756	5,522,583	4,641,818	4,729,950	4,608,985
Profit/(loss) before tax and minority interest	873,814	456,723	(317,810)	(34,835)	207,574
Profit/(loss) after tax and minority interest	942,707	428,826	(330,156)	(56,366)	175,839
Selected Balance Sheet Data					
Current assets	1,682,705	1,317,693	1,049,674	1,187,751	1,338,058
Investment in associated companies	20	44	10,406	15,234	36,516
Investment in joint ventures	18,406	1,503	2,975	848	2,830
Long term investments	20,550	20,432	24,294	37,165	39,517
Property, plant and equipment	2,318,118	2,299,717	3,169,440	3,091,336	2,472,066
Deferred charges	1,407	4,746	8,271	8,626	8,772
Intangible assets	27,822	36,445	58,196	83,627	27,385
Goodwill arising on consolidation	221,453	267,898	291,853	308,695	142,940
Deferred tax assets	41,825	41,024	32,464	10,011	1,973
Other non-current assets	36,636	74,235	121,604	174,846	272,402
Total Assets	4,368,942	4,063,737	4,769,177	4,918,139	4,342,459
Current liabilities	1,056,761	1,071,023	1,062,829	833,456	965,954
Borrowings	745,141	1,147,126	2,550,275	2,613,527	1,829,014
Deferred income	20,025	25,421	30,509	35,643	8,196
Deferred tax liabilities	168,937	256,459	284,747	307,499	395,732
Provisions and other non-current liabilities	183,732	248,440	253,633	212,089	177,839
Total Liabilities	2,174,596	2,748,469	4,181,993	4,002,214	3,376,735
Total Net Assets	2,194,346	1,315,268	587,184	915,925	965,724
Share capital and reserves	2,179,665	1,304,068	556,053	885,477	939,549
Minority interests	14,681	11,200	31,131	30,448	26,175
	2,194,346	1,315,268	587,184	915,925	965,724

Dividends (Gross)	2004	2003	2002	2001	2000
Interim dividend (Singapore Cents per share)	8.75[42]	–	–	–	–
Final dividend (Singapore Cents per share)	14.69[43]	3.85[41]	–	–	–
Special dividend (Singapore Cents per share)	21.69[44]	–	–	–	–
Dividend cover (times)	2	16	n.m.	n.m.	n.m.

Selected Ratios	2004	2003	2002	2001	2000
Return on ordinary share capital and reserves					
– after extraordinary items	54.10%	52.66%	-45.81%	-6.18%	20.62%
Return on total assets					
– after extraordinary items	22.36%	9.71%	-6.82%	-1.22%	4.14%
Net tangible assets per S$1 share (in US$)	1.38	0.79	0.27	0.50	0.71
Current assets to current liabilities	159.23%	123.03%	98.76%	142.51%	138.52%
Share capital and reserves to total assets	49.89%	32.09%	11.66%	18.00%	21.64%

n.m. = not meaningful

[41] Final taxable dividend.
[42] Interim taxable dividend.
[43] Proposed final tax exempt (one-tier) dividend.
[44] Proposed special tax exempt (one-tier) dividend.


7
6
5
4
3
2
1
0

Revenue (US$ billion)

- 2004 6.54
- 2003 5.52
- 2002 4.64
- 2001 4.73
- 2000 4.61


1,000
800
600
400
200
0
-200
-400

Profit/(Loss) (US$ million)

	Profit/(Loss) Before Tax & Minority Interest	Profit/(Loss) After Tax & Minority Interest
2004	873.8	942.7
2003	456.7	428.8
2002	(317.8)	(330.2)
2001	(34.8)	(56.4)
2000	207.6	175.8


5,000
4,000
3,000
2,000
1,000
0

Total Assets (US$ million)

- 2004 4,369
- 2003 4,064
- 2002 4,769
- 2001 4,918
- 2000 4,342


2,500
2,000
1,500
1,000
500
0

Share Capital & Reserves (US$ million)

- 2004 2,179.7
- 2003 1,304.1
- 2002 556.1
- 2001 885.5
- 2000 939.5


6
5
4
3
2
1
0

Gross Debt to Equity Ratio (Times)

- 2004 0.36
- 2003 0.96
- 2002 5.06
- 2001 3.11
- 2000 2.22


10%
8%
6%
4%
2%
0%

Cost of Debt (interest expense /average borrowings x 100%)

- 2004 8.5
- 2003 5.7
- 2002 4.8
- 2001 5.2
- 2000 5.9


Earnings/(Loss) per Share (US ¢)
2004 65.47
2003 35.42
2002 (28.07)
2001 (4.79)
2000 14.96
80
70
60
50
40
30
20
10
0
-10
-20
-30


Net Tangible Asset per S$1 Share (US$)
2004 1.38
2003 0.79
2002 0.27
2001 0.50
2000 0.71
1.5
1.2
0.9
0.6
0.3
0


Price/Earnings Ratio (Times)
2004 2.2
2003 2.5
2002 n.m
2001 n.m
2000 6.1
n.m = not meaningful due to loss
8
7
6
5
4
3
2
1
0


NOL Share Price (S$)
Year High (closing) Year Low (closing) Year Average (closing)
2004 3.14 1.90 2.49
2003 2.44 0.85 1.53
2002 1.29 0.60 0.95
2001 1.73 0.68 1.18
2000 2.33 1.04 1.59
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0

NOL Month-end Share Price (S$)


3.0
2.5
2.0
1.5
1.0
0.5
0.0
Jan'00
Jan'01
Jan'02
Jan'03
Jan'04
Feb
Mar
Apr
May
June
July
Aug
Sep
Oct
Nov
Dec

Designed by Sedgwick Richardson

Neptune Orient Lines Limited

456 Alexandra Road
NOL Building #06-00
Singapore 119962

Company Registration Number: 196800632D